SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 11, 2019, Korea Electric Power Corporation filed its audit report for the fiscal year 2018 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as attached. The financial statements in such report have not been approved by the shareholders of Korean Electric Power Corporation and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Kim, Kab-soon
Name: Kim, Kab-soon
Title: Vice President

Date: March 11, 2019

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

Opinion

We have audited the consolidated statement of financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1) Assessment of impairment of property, plant and equipment (“PP&E”) in electricity transmission and distribution business

As discussed in note 3.(18) to the consolidated financial statements, at each reporting date, the Company assesses if any indicator of impairment for its PP&E exists. If there is an impairment indicator for a cash-generating unit (“CGU”), the Company compares recoverable amount of the CGU with its carrying value to determine if the PP&E which are allocated to the respective CGU are impaired.

The Company is comprised of a number of cash-generating units (“CGUs”). In view of the significant difference between the Company’s market capitalization and its consolidated net assets carrying amount, management considered that an indicator of impairment of the Company’s PP&E existed as of December 31, 2018, which is attributed to the CGU of electricity transmission and distribution business.

Management performed impairment assessment of the Company’s PP&E allocated to its electricity transmission and distribution CGU by comparing the carrying amount of the CGU with its value-in-use (VIU) determined based on discounted cash flow forecasts. Preparing the VIU estimation requires management to exercise significant judgment, particularly in relation to estimating future sales volumes, unit sales price, cost of power purchase, and discount rate. We have identified assessment of impairment of PP&E in the electricity transmission and distribution business as a key audit matter because the carrying value of these assets are significant to the consolidated financial statements and also because estimation using a discounted cash flow forecast is complex and involves the exercise of significant management judgment in estimating the variable inputs, which can be inherently uncertain and could be subject to management bias.

The primary audit procedures we performed to address this key audit matter included:

•	Testing certain internal controls relating to the Company’s assessment of impairment of PP&E.

•

Assessing management’s identification of CGU and the allocation of assets to each CGU with reference to our understanding of the Company’s business and the requirements of the prevailing accounting standards.

•	Comparing the forecasts included in discounted cash flow forecasts prepared in prior year with the current year’s performance to assess the Group’s ability to accurately forecast.

•	Engaging our internal valuation specialists to assist us in assessing the discount rate applied by management by comparison with our recalculated rate using market data.

•

Obtaining the Company’s business plan and external data for major unobservable inputs such as future sales volumes, unit sales price and cost of power purchase, used in estimating VIU, and examine whether there were any indicators of management bias.

•

Obtaining from the Company sensitivity analyses on the discount rate applied to the discounted cash flow forecasts and assessing the impact of changes in the key assumptions to the conclusions reached in the impairment assessments and whether there were any indicators of management bias.

(2) Recognition of construction contract revenue

As discussed in note 3.(7) and note 23 to the consolidated financial statements, the Company derives revenue from construction of UAE nuclear power plant business for which the related performance obligation is satisfied over time and revenue is measured based on percentage of completion. In relation to the construction service revenue for the UAE project, we have performed audit procedures over application of input method, estimation of total contract costs, assessment of percentage-of-completion, recoverability of due from customers for contract work and accounting for the variation of construction contract.

The following summarizes the considerations we had in identifying recognition of construction contract revenue as a key audit matter, and the primary audit procedures we performed to address the key audit matter.

(a) Uncertainty of estimated total contract costs

Construction contracts are generally performed over a long term, and the total contract costs are estimated based on estimated future amounts such as material costs, labor costs, outsourcing costs and others which are expected to be incurred during construction period. The actual total contract costs can vary from the Company’s original estimates because of changes in condition. Total estimated contract costs changed by ~~W~~817,393 million during the year ended December 31, 2018 as described in note 23.(5) to the consolidated financial statements. Considering the high degree of uncertainty on total contract costs and its significant impact on revenue recognized during 2018, we have identified the changes in estimation of total contract costs as a key audit matter.

The primary audit procedures we performed to address this included:

•	Testing certain internal controls relating to the Company’s process of estimation of total contract cost.

•	Inquiring and inspecting relevant documents regarding the variation on significant and main components of total contract costs.

(b) Accounting for the variation of construction contract

As described in note 23.(5) to the consolidated financial statements, variation of construction contracts occurred during the year ended December 31, 2018 and had significant impact on profits or loss of the construction contract. Therefore, we have identified the accounting for the variation of construction contract as a key audit matter.

The primary audit procedures we performed to address this included:

•	Testing certain internal controls relating to the process of changes in construction contracts.

•

Inspecting documents supporting the changes in contract for selected samples. In addition, we also assessed on a sample basis whether additional contract costs according to changes in construction work were reflected in the estimated total contract costs by inspecting supporting documents.

•	Assessing whether the disclosure of changes in construction contract are made appropriately in the notes to the consolidated financial statements in accordance with K-IFRS.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Ju Han Lee.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

In millions of won	Note	2018		2017
Assets
Current assets
Cash and cash equivalents	5,6,7,48	~~W~~	1,358,345	2,369,739
Current financial assets, net	5,9,12,13,14,15,48		2,359,895	1,958,357
Trade and other receivables, net	5,8,17,23,48,49,50		7,793,592	7,928,972
Inventories, net	16		7,188,253	6,002,086
Income tax refund receivables	44		143,214	100,590
Current non-financial assets	18		878,888	753,992
Assets held-for-sale	45		22,881	27,971

Total current assets			19,745,068	19,141,707

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,14,15,48		2,113,613	2,038,913
Non-current trade and other receivables, net	5,8,17,48,49,50		1,819,845	1,754,797
Property, plant and equipment, net	21,30,52		152,743,194	150,882,414
Investment properties, net	22,30		159,559	284,714
Goodwill	19		2,582	2,582
Intangible assets other than goodwill, net	24,30,49		1,225,942	1,187,121
Investments in associates	4,20		4,064,820	3,837,421
Investments in joint ventures	4,20		1,813,525	1,493,275
Deferred tax assets	44		1,233,761	919,153
Non-current non-financial assets	18		327,152	246,818

Total non-current assets			165,503,993	162,647,208

Total Assets	4	~~W~~	185,249,061	181,788,915

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2017

In millions of won	Note	2018		2017
Liabilities
Current liabilities
Trade and other payables, net	5,25,27,48,50	~~W~~	6,405,395	5,999,521
Current financial liabilities, net	5,14,26,48,50		7,981,879	9,194,552
Income tax payables	44		285,420	508,402
Current non-financial liabilities	23,31,32		5,574,041	5,584,308
Current provisions	29,48		1,594,798	2,137,498

Total current liabilities			21,841,533	23,424,281

Non-current liabilities
Non-current trade and other payables, net	5,25,27,48,50		2,941,696	3,223,480
Non-current financial liabilities, net	5,14,26,48,50		53,364,911	45,980,899
Non-current non-financial liabilities	31,32		8,160,033	8,072,434
Employee benefits liabilities, net	28,48		1,645,069	1,483,069
Deferred tax liabilities	44		9,617,309	10,415,397
Non-current provisions	29,48		16,585,748	16,224,714

Total non-current liabilities			92,314,766	85,399,993

Total Liabilities	4	~~W~~	114,156,299	108,824,274

Equity
Contributed capital	1,33,48
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	34
Legal reserves			1,604,910	1,604,910
Voluntary reserves			35,906,267	34,833,844
Unappropriated retained earnings			14,007,942	16,931,804

			51,519,119	53,370,558

Other components of equity	37
Other capital surplus			1,234,825	1,233,793
Accumulated other comprehensive loss			(358,570)	(271,457)
Other equity			13,294,973	13,294,973

			14,171,228	14,257,309

Equity attributable to owners of the controlling company			69,743,925	71,681,445
Non-controlling interests	19,36		1,348,837	1,283,196

Total Equity		~~W~~	71,092,762	72,964,641

Total Liabilities and Equity		~~W~~	185,249,061	181,788,915

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018 and 2017

In millions of won, except per share information	Note	2018		2017
Sales	4,38,48,50
Sales of goods		~~W~~	57,897,804	55,772,548
Sales of services			392,867	351,157
Sales of construction services	23		1,742,391	3,212,184
Revenue related to transfer of assets from customers			594,548	478,973

			60,627,610	59,814,862

Cost of sales	16,28,46,50
Cost of sales of goods			(55,976,628)	(48,454,036)
Cost of sales of services			(592,224)	(597,423)
Cost of sales of construction services			(1,638,869)	(3,047,396)

			(58,207,721)	(52,098,855)

Gross profit			2,419,889	7,716,007
Selling and administrative expenses	28,39,46,50		(2,627,890)	(2,762,855)

Operating profit (loss)	4		(208,001)	4,953,152
Other non-operating income	40		375,346	390,145
Other non-operating expense	40		(231,330)	(180,055)
Other gains (losses), net	41		(621,124)	156,627
Finance income	5,14,42		796,870	1,530,618
Finance expenses	5,14,43		(2,470,743)	(3,127,952)
Profit (loss) related to associates, joint ventures and subsidiaries	4,20
Share in profit of associates and joint ventures			473,269	241,537
Gain on disposal of investments in associates and joint ventures			5,079	609
Gain on disposal of investments in subsidiaries			73	—
Share in loss of associates and joint ventures			(110,168)	(323,225)
Loss on disposal of investments in associates and joint ventures			(2,183)	—
Impairment loss on investments in associates and joint ventures	20		(7,907)	(27,238)

			358,163	(108,317)

Profit (loss) before income tax			(2,000,819)	3,614,218
Income tax benefit (expense)	44		826,321	(2,172,824)

Profit (loss) for the period		~~W~~	(1,174,498)	1,441,394

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2018 and 2017

In millions of won, except per share information	Note	2018		2017
Other comprehensive income (loss)	5,14,28,34,37
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	28,34	~~W~~	(108,169)	170,337
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		(1,153)	10,067
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	37		(34,185)	—
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	37		—	(7,098)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,14,37		211	20,868
Foreign currency translation of foreign operations, net of tax	37		(20,717)	(134,196)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	37		57,088	(154,694)

Other comprehensive loss, net of tax			(106,925)	(94,716)

Total comprehensive income (loss) for the period		~~W~~	(1,281,423)	1,346,678

Profit (loss) attributable to:
Owners of the controlling company	47	~~W~~	(1,314,567)	1,298,720
Non-controlling interests			140,069	142,674

		~~W~~	(1,174,498)	1,441,394

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(1,426,477)	1,230,194
Non-controlling interests			145,054	116,484

		~~W~~	(1,281,423)	1,346,678

Earnings (loss) per share (in won)	47
Basic and diluted earnings (loss) per share		~~W~~	(2,048)	2,023

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2017	~~W~~	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

Total comprehensive income (loss) for the period
Profit for the period		—	1,298,720	—	1,298,720	142,674	1,441,394
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	158,991	—	158,991	11,346	170,337
Share in other comprehensive income of associates and joint ventures, net of tax		—	10,065	—	10,065	2	10,067
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(7,102)	(7,102)	4	(7,098)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	19,614	19,614	1,254	20,868
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	(95,103)	(39,093)	(134,196)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(154,991)	(154,991)	297	(154,694)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,271,089)	—	(1,271,089)	(70,252)	(1,341,341)
Issuance of shares of capital by subsidiaries and others		—	—	(1,378)	(1,378)	18,381	17,003
Changes in consolidation scope		—	—	—	—	7,337	7,337
Dividends paid (hybrid securities)		—	—	—	—	(15,856)	(15,856)
Repayment of hybrid securities		—	—	—	—	(99,750)	(99,750)
Others		—	—	25	25	—	25

Balance at December 31, 2017	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2018 and 2017

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Adjusted balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(1,314,567)	—	(1,314,567)	140,069	(1,174,498)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(100,495)	—	(100,495)	(7,674)	(108,169)
Share in other comprehensive income of associates and joint ventures, net of tax		—	(1,153)	—	(1,153)	—	(1,153)
Net change in fair value of equity investments at fair value through other comprehensive income		—	—	(34,125)	(34,125)	(60)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(1,140)	(1,140)	1,351	211
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	(32,086)	11,369	(20,717)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	57,089	57,089	(1)	57,088
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(92,741)	(599,893)
Issuance of shares of capital by subsidiaries and others		—	—	1,032	1,032	17,183	18,215
Changes in consolidation scope		—	—	—	—	9,530	9,530
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2018	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

In millions of won	2018		2017
Cash flows from operating activities
Profit (loss) for the period	~~W~~	(1,174,498)	1,441,394

Adjustments for:
Income tax expense (benefit)		(826,321)	2,172,824
Depreciation		9,905,856	9,660,039
Amortization		118,938	113,672
Employee benefit expense		360,575	391,360
Bad debt expense		57,468	126,326
Interest expense		1,868,458	1,789,552
Loss on sale of financial assets		1	2,343
Loss on disposal of property, plant and equipment		60,704	70,514
Loss on abandonment of property, plant, and equipment		481,176	424,091
Loss on impairment of property, plant, and equipment		710,162	51,067
Loss on impairment of intangible assets		8,112	20
Loss on disposal of intangible assets		43	183
Increase to provisions		1,056,994	1,690,120
Loss (gain) on foreign currency translation, net		243,378	(902,878)
Gain on valuation of financial assets at fair value through profit or loss		(8,495)	—
Loss on valuation of financial assets at fair value through profit or loss		6,616	—
Valuation and transaction loss (gain) on derivative instruments, net		(300,500)	1,043,628
Share in loss (income) of associates and joint ventures, net		(363,101)	81,688
Gain on sale of financial assets		(1,838)	(1,130)
Gain on disposal of property, plant and equipment		(98,077)	(48,316)
Gain on disposal of intangible assets		(12)	(564)
Gain on disposal of associates and joint ventures		(5,079)	(609)
Loss on disposal of associates and joint ventures		2,183	—
Impairment loss on associates and joint ventures		7,907	27,238
Gain on disposal of subsidiaries		(72)	—
Interest income		(223,767)	(206,143)
Dividend income		(12,777)	(11,477)
Impairment loss on available-for-sale securities		—	2,713
Others, net		81,317	16,679

		13,129,849	16,492,940

Changes in:
Trade receivables		246,755	(218,328)
Non-trade receivables		154,580	(31,807)
Accrued income		(484,718)	577,838
Other receivables		(61,961)	(1,271)
Other current assets		(148,509)	37,576
Inventories		(1,771,550)	(1,373,438)
Other non-current assets		(54,148)	(46,079)
Trade payables		478,744	342,126
Non-trade payables		(292,912)	(214,704)
Accrued expenses		(361,204)	(715,305)
Other payables		—	292
Other current liabilities		250,112	(126,323)
Other non-current liabilities		287,488	763,958
Investments in associates and joint ventures (dividends received)		175,175	106,983
Provisions		(1,132,969)	(1,390,606)
Payments of employee benefit obligations		(89,253)	(69,489)
Plan assets		(330,064)	(325,080)

	~~W~~	(3,134,434)	(2,683,657)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

In millions of won	2018		2017
Cash generated from operating activities	~~W~~	8,820,917	15,250,677
Dividends received (financial assets at fair value through other comprehensive income)		11,182	10,590
Interest paid		(1,895,898)	(1,886,303)
Interest received		194,221	173,226
Income taxes paid		(450,290)	(2,298,296)

Net cash from operating activities		6,680,132	11,249,894

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		1,617	10,542
Acquisition of associates and joint ventures		(319,425)	(206,753)
Proceeds from disposals of property, plant and equipment		234,138	85,801
Acquisition of property, plant and equipment		(12,266,870)	(12,535,958)
Proceeds from disposals of intangible assets		13	1,072
Acquisition of intangible assets		(110,587)	(143,887)
Proceeds from disposals of financial assets		2,419,259	5,296,680
Acquisition of financial assets		(2,841,651)	(4,786,717)
Increase in loans		(188,675)	(218,698)
Collection of loans		100,010	120,967
Increase in deposits		(299,564)	(397,078)
Decrease in deposits		259,930	110,383
Proceeds from disposals of assets held-for-sale		18,716	—
Receipt of government grants		30,416	55,533
Net cash inflow from changes in consolidation scope		2,141	—
Other cash inflow (outflow) from investing activities, net		(53,769)	1,414

Net cash used in investing activities		(13,014,301)	(12,606,699)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		(183,660)	370,328
Proceeds from long-term borrowings and debt securities		14,251,586	10,098,067
Repayment of long-term borrowings and debt securities		(8,095,590)	(8,198,882)
Payment of finance lease liabilities		(134,454)	(122,919)
Settlement of derivative instruments, net		60,907	33,434
Change in non-controlling interest		20,113	23,582
Repayment of hybrid bond		—	(99,750)
Dividends paid (hybrid bond)		(17,658)	(15,856)
Dividends paid		(599,391)	(1,340,387)
Other cash outflow from financing activities, net		(175)	(2,023)

Net cash from financing activities		5,301,678	745,594

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(1,032,491)	(611,211)
Effect of exchange rate fluctuations on cash held		21,097	(70,403)

Net decrease in cash and cash equivalents		(1,011,394)	(681,614)
Cash and cash equivalents at January 1		2,369,739	3,051,353

Cash and cash equivalents at December 31	~~W~~	1,358,345	2,369,739

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2018, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 173,769,250 shares (27.07%) as of December 31, 2018.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”) were authorized for issuance by the Board of Directors on February 22, 2019, which will be submitted for approval at the shareholders’ meeting held on March 22, 2019.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate and discount rate, and over time.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 28).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is calculated at the reporting date and is estimated based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized for the years ended December 31, 2018 and 2017 are ~~W~~1,671,117 million and ~~W~~1,672,385 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Company applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Company’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Company’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

(vii)	Early closure of Wolsong unit 1 nuclear power plant and changes in new nuclear power plant construction

The 30-year of designed life of Wolsong unit 1 nuclear power plant of the Company had expired on November 20, 2012. On February 27, 2015, however, it was approved by the Nuclear Safety and Security Commission (NSSC) to continue its operation until November 20, 2022.

According to the Eighth Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant is expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down the Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the unoptimistic utilization rate. In addition, KHNP has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. For this reason, the Company recognized impairment loss and other expenses as described in note 21, note 40 and note 53.

Among the new nuclear power plants under construction, Shin-Hanwool unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the decision to suspend construction of the board of directors of KHNP. However, considering the decision to shut down Wolsong unit 1 and suspended construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2, it is highly likely that the construction of Shin-Hanwool unit 3 and 4 will be suspended according to the government’s policy. For this reason, the Company recognized impairment loss as described in note 21 and note 53, as the Company believes that there was a significant change in its operating environment during the year ended December 31, 2018.

The Korean government plans to refund to the Company for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Congress, the Korean government is considering to use available resource including utilizing relevant fund to make the refund. Also, Korean government has stated that it plans to establish relevant legal basis of providing refund including utilizing available resource, if necessary.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

The Company has initially applied K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1115 ‘Revenue from Contracts with Customers’ from January 1, 2018.

Due to the transition methods chosen by the Company in applying these standards, comparative information throughout these financial statements has not been restated to reflect the requirements of the new standards.

(i)	K-IFRS 1109 ‘Financial Instruments’

K-IFRS 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. This standard replaces existing guidance in K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’.

The Company has taken an exemption not to restate comparative information for prior periods upon adoption of K-IFRS 1109. Accordingly, the information presented for 2017 has not been restated and differences in the carrying amounts of financial instruments resulting from the adoption of K-IFRS 1109 are recognized in retained earnings at January 1, 2018.

Classification and measurement of financial assets and financial liabilities

K-IFRS 1109 contains three principal classification categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial assets is managed and its contractual cash flow characteristics. Under K-IFRS 1109, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

The adoption of K-IFRS 1109 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments).

The following table reconciles the carrying amounts of financial assets under K-IFRS 1039 to the carrying amounts under K-IFRS 1109 on transition to K-IFRS 1109 on January 1, 2018.

In millions of won
Original classification under K-IFRS 1039	New classification under K-IFRS 1109	Original carrying amount under K-IFRS 1039		New carrying amount under K-IFRS 1109
Financial assets at FVTPL	FVTPL	~~W~~	111,512	111,512
Loans and receivables	Amortized cost		15,203,663	14,405,570
Loans and receivables	FVTPL		—	791,324
Available-for-sale financial assets	FVOCI		699,833	471,903
Available-for-sale financial assets	FVTPL		—	227,930
Held-to-maturity investments	Amortized cost		3,144	3,144

Total financial assets (excluding derivative instruments)		~~W~~	16,018,152	16,011,383

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Impairment of financial assets

K-IFRS 1109 replaces the ‘incurred loss’ model in K-IFRS 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments.

The Company has used an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets resulting from the adoption of K-IFRS 1109 are recognized in other components of equity and retained earnings as at January 1, 2018 as follows:

In millions of won
Type	Equity attributable to owners of the controlling company			Non- controlling interests	Total equity
	Retained earnings		Other components of equity
Reclassification of cumulative gain or loss of available-for-sale financial assets	~~W~~	76,851	(76,851)	—	—
Remeasurement of expected credit loss
- Trade and other receivables		(6,769)	—	—	(6,769)
- Income tax effect		1,846	—	—	1,846

Total	~~W~~	71,928	(76,851)	—	(4,923)

The detailed accounting policies under K-IFRS 1109 are described in note 3.(21).

(ii)	K-IFRS 1115 ‘Revenue from Contracts with Customers’

K-IFRS 1115 ‘Revenue from Contracts with Customers’ replaced K-IFRS 1018 ‘Revenue’, K-IFRS 1011 ‘Construction Contracts’, K-IFRS 2031 ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS 2113 ‘Customer Loyalty Programs’, K-IFRS 2115 ‘Agreements for the Construction of Real Estate’, K-IFRS 2118 ‘Transfers of Assets from Customers’.

Under K-IFRS 1115, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control at a point in time or over time requires judgment.

The Company has retrospectively applied this standard and recognized the cumulative effect of the adoption of K-IFRS 1115 at the date of initial application (January 1, 2018) and has retrospectively applied K-IFRS 1115 to only those contracts that were not completed as of the date of initial application (January 1, 2018). Accordingly, the Company has not restated the comparative periods.

K-IFRS 1115 did not have a significant impact on the Company’s consolidated financial statements at the date of initial application (January 1, 2018). For additional information about the Company’s accounting policies relating to revenue recognition, see note 3.(7).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

2.	Basis of Preparation, Continued

(6)	Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

(i)	K-IFRS 1116 ‘Lease’

General information

K-IFRS 1116 replaces existing leases guidance, including K-IFRS 1017 ‘Lease’, K-IFRS 2104 ‘Determining whether an Arrangement contains a Lease’, K-IFRS 2015 ‘Operating Leases – Incentives’ and K-IFRS 2027 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

The Company plans to apply K-IFRS 1116 retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application initially on January 1, 2019. Therefore, the cumulative effect of adopting K-IFRS 1116 will be recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at January 1, 2019, with no restatement of comparative information.

For a contract that is, or contains, a lease, and the Company shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. In addition, as a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Lessor accounting remains similar to the existing guidance K-IFRS 1017 ‘Leases’ – i.e. lessors continue to classify leases as finance or operating leases.

Identifying a lease

The Company assesses whether the contract is, or contains, a lease at inception of a contract and also shall identify whether the contract is, or contains, a lease at the date of initial application.

The definition of this new standard is mainly related to the control model. This standard classifies a lease contract and a service contract based on whether the identified asset is controlled by the customer. If the customer has all of the following rights, right-of-use is transferred to the customer.

•	Right to obtain substantially all of the economic benefits from use of the identified asset

•	Right to direct the use of the identified asset

The Company believes that the amendment of the definition of a lease will not have a significant impact on the scope of a contract that meets the definition of a lease.

Lessee accounting

The adoption of K-IFRS 1116 will change the accounting of operating leases, which was previously not included in the consolidated statements of financial position under K-IFRS 1017, and at the date of initial application of K-IFRS 1116, the Company shall account for all leases, except for short-term leases and leases of low-value items, as follows:

•	recognizes the present value of the lease payments that are not paid at the date of initial recognition in the consolidated statements of financial position as right-of-use asset and lease liabilities

•	recognizes the depreciation charge for right-of-use asset and interest expense on the lease liability in the consolidated statements of comprehensive income

•	classifies cash payments for the principal portion (financial activities) and for the interest portion (operating activities) in the consolidated statements of cash flows

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

2.	Basis of Preparation, Continued

(6)	Standards issued but not yet effective, continued

Lessor accounting

Under K-IFRS 1116, a lessor continues to classify each of its leases as either a finance leases or an operating leases. However, under K-IFRS 1116, a lessor shall disclose additional information such as the nature of the lessor’s leasing activities and how the lessor manages the risk associated with any rights it retains in underlying assets.

The Company has been analyzing the impact of the adoption of K-IFRS 1116 on its consolidated financial statements. However, it is practically difficult to provide reasonable estimates of the impact until the Company has completed such analysis.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2017.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 ‘Income Taxes’ and K-IFRS 1019 ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1109 ‘Financial Instruments’, or with K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1109 ‘Financial Instruments’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of K-IFRS 1028 ’Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applicable to the K-IFRS 1105 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Company recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation). The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract

The Company is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 93.8% of consolidated revenue for the year ended December 31, 2018.

Under K-IFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Company is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as different performance obligations for each contract.

(ii)	Variable consideration

The Company may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. The Company estimates an amount of variable consideration by using the expected value method that the Company expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Company satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Company recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Company recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the entity performs;

(b)	the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Company’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(8)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(iii)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(23) Derivative financial instruments, including hedge accounting); and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

(10)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(12)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Current tax assets and liabilities are offset only if, the Company:

(a)	has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain structures and machinery were changed during the year ended December 31, 2018. Depreciation expenses decreased by ~~W~~25,985 million for the year ended December 31, 2018. Depreciation expenses are expected to decrease by ~~W~~157,333 million and ~~W~~170,471 million for the years ending December 31, 2019 and 2020, respectively, and to increase by ~~W~~353,789 million for the years after December 31, 2020.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 20	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Company’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(21)	Financial instruments

The Company recognizes financial assets and financial liabilities in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Company classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The company assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Cash flow characteristics
Business model	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Company may elect to recognize the amount of change in fair value in profit or loss.
(*2)	On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) the those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(21)	Financial instruments, continued

(iii)	Impairment: Financial assets and contract assets

The Company applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Company recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under K-IFRS 1109, the Company always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of K-IFRS 1115 and that do not contain a significant financing component in accordance with K-IFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Company may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Company has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Company derecognizes a financial liability when it contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with K-IFRS 1115 ’ Revenue from Contracts with Customers’.

The Company recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2018 and 2017, respectively, are as follows:

In millions of won
2018
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	60,271,500	1,393,120	58,878,380	(2,193,268)	3,555,158	77,925	708,329	287,268
Electric power generation (Nuclear)		8,858,717	8,833,787	24,930	1,116,262	3,088,019	30,422	503,161	9,946
Electric power generation (Non-nuclear)		25,204,085	24,389,816	814,269	495,092	3,269,023	29,313	577,441	58,993
Plant maintenance & engineering service		2,526,126	2,170,959	355,167	312,113	114,030	12,505	4,126	1,956
Others		996,300	441,436	554,864	146,979	55,513	117,878	119,037	—
Consolidation adjustments		(37,229,118)	(37,229,118)	—	(85,179)	(56,949)	(44,276)	(43,636)	—

	~~W~~	60,627,610	—	60,627,610	(208,001)	10,024,794	223,767	1,868,458	358,163

In millions of won
2017
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	59,965,739	2,044,160	57,921,579	1,553,554	3,466,410	49,987	737,971	(105,166)
Electric power generation (Nuclear)		9,415,752	9,359,468	56,284	1,385,765	3,267,510	21,034	487,503	3,637
Electric power generation (Non-nuclear)		22,795,816	21,885,251	910,565	1,515,936	2,954,375	18,860	486,176	(6,718)
Plant maintenance & engineering service		2,621,440	2,211,716	409,724	252,534	109,001	10,801	2,967	(70)
Others		655,062	138,352	516,710	63,298	36,001	130,003	103,782	—
Consolidation adjustments		(35,638,947)	(35,638,947)	—	182,065	(59,586)	(24,542)	(28,847)	—

	~~W~~	59,814,862	—	59,814,862	4,953,152	9,773,711	206,143	1,789,552	(108,317)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2018 and 2017 are as follows:

In millions of won
2018
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	107,486,379	3,671,897	6,323,504	53,404,610
Electric power generation (Nuclear)		55,792,704	43,038	2,187,077	30,484,104
Electric power generation (Non-nuclear)		49,296,392	2,114,203	3,435,222	27,558,156
Plant maintenance & engineering service		3,431,068	49,207	111,393	1,200,390
Others		7,816,885	—	382,978	3,165,286
Consolidation adjustments		(38,574,367)	—	(62,717)	(1,656,247)

Consolidated totals	~~W~~	185,249,061	5,878,345	12,377,457	114,156,299

In millions of won
2017
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	106,540,154	3,366,309	6,606,512	50,757,798
Electric power generation (Nuclear)		55,011,096	11,843	2,083,967	29,252,816
Electric power generation (Non-nuclear)		47,938,084	1,904,224	3,250,524	26,337,295
Plant maintenance & engineering service		3,273,959	48,320	145,779	1,176,627
Others		7,798,400	—	569,447	3,013,743
Consolidation adjustments		(38,772,778)	—	23,616	(1,714,005)

Consolidated totals	~~W~~	181,788,915	5,330,696	12,679,845	108,824,274

(4)	Geographic information

Electricity sales, the main operations of the Company, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2018		2017	2018	2017
Domestic	~~W~~	58,394,539	56,131,780	157,037,428	153,436,810
Overseas (*1)		2,233,071	3,683,082	3,299,346	4,497,535

	~~W~~	60,627,610	59,814,862	160,336,774	157,934,345

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2018 and 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,358,345	—	1,358,345
Current financial assets
Current financial assets at fair value through profit or loss		313,893	—	—	—	313,893
Current financial assets at amortized costs		—	—	11,956	—	11,956
Current derivative assets		13,936	—	—	28,171	42,107
Other financial assets		—	—	1,991,939	—	1,991,939
Trade and other receivables		—	—	7,793,592	—	7,793,592

		327,829	—	11,155,832	28,171	11,511,832

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		607,042	—	—	—	607,042
Non-current financial assets at fair value through other comprehensive income		—	399,495	—	—	399,495
Non-current financial assets at amortized costs		—	—	2,086	—	2,086
Non-current derivative assets		23,695	—	—	36,533	60,228
Other financial assets		—	—	1,044,762	—	1,044,762
Trade and other receivables		—	—	1,819,845	—	1,819,845

		630,737	399,495	2,866,693	36,533	3,933,458

	~~W~~	958,566	399,495	14,022,525	64,704	15,445,290

In millions of won	2017
	Financial assets at fair value through profit or loss		Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	2,369,739	—	—	—	2,369,739
Current financial assets
Held-to-maturity investments		—	—	—	5	—	5
Derivative assets		12,923	—	—	—	12	12,935
Other financial assets		—	1,945,417	—	—	—	1,945,417
Trade and other receivables		—	7,928,972	—	—	—	7,928,972

		12,923	12,244,128	—	5	12	12,257,068

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	699,833	—	—	699,833
Held-to-maturity investments		—	—	—	3,139	—	3,139
Derivative assets		9,097	—	—	—	10,594	19,691
Other financial assets		111,512	1,204,738	—	—	—	1,316,250
Trade and other receivables		—	1,754,797	—	—	—	1,754,797

		120,609	2,959,535	699,833	3,139	10,594	3,793,710

	~~W~~	133,532	15,203,663	699,833	3,144	10,606	16,050,778

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,172,624	—	1,172,624
Debt securities		—	6,788,824	—	6,788,824
Derivative liabilities		13,706	—	6,725	20,431
Trade and other payables		—	6,405,395	—	6,405,395

		13,706	14,366,843	6,725	14,387,274

Non-current liabilities
Borrowings		—	3,258,015	—	3,258,015
Debt securities		—	49,815,164	—	49,815,164
Derivative liabilities		85,304	—	206,428	291,732
Trade and other payables		—	2,941,696	—	2,941,696

		85,304	56,014,875	206,428	56,306,607

	~~W~~	99,010	70,381,718	213,153	70,693,881

In millions of won	2017
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,165,985	—	1,165,985
Debt securities		—	7,957,300	—	7,957,300
Derivative liabilities		51,090	—	20,177	71,267
Trade and other payables		—	5,999,521	—	5,999,521

		51,090	15,122,806	20,177	15,194,073

Non-current liabilities
Borrowings		—	2,434,624	—	2,434,624
Debt securities		—	43,189,483	—	43,189,483
Derivative liabilities		99,839	—	256,953	356,792
Trade and other payables		—	3,223,480	—	3,223,480

		99,839	48,847,587	256,953	49,204,379

	~~W~~	150,929	63,970,393	277,130	64,398,452

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the years ended December 31, 2018 and 2017 are as follows:

In millions of won		2018		2017
Cash and cash equivalents	Interest income	~~W~~	40,704	35,474
Financial assets at fair value through profit or loss	Interest income		21,713	—
	Gain on valuation of derivatives		34,117	—
	Gain on transaction of derivatives		39,114	—
	Gain on valuation of financial assets		1,879	—
	Gain on disposal of financial assets		1,837	—
Financial assets at fair value through profit or loss	Interest income		—	290
	Loss on valuation of derivatives		—	(214,100)
	Loss on transaction of derivatives		—	(37,266)
	Gain on valuation of financial assets		—	12
Financial assets at fair value through other comprehensive income	Dividends income		12,777	—
Available-for-sale financial assets	Dividends income		—	11,477
	Impairment loss on available-for-sale financial assets		—	(2,713)
	Loss on disposal of available-for-sale financial assets		—	(1,213)
Financial assets at amortized cost	Interest income		88	—
Held-to-maturity investments	Interest income		—	82
Loans and receivables	Interest income		21,925	30,014
Trade and other receivables	Interest income		90,390	102,727
Short-term financial instruments	Interest income		41,025	29,412
Long-term financial instruments	Interest income		7,920	8,144
Other financial assets	Interest income		1	—
Derivative assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		69,799	(41,129)
	Gain on valuation of derivatives (equity, before tax) (*)		8,600	2,453
	Gain (loss) on transaction of derivatives		34,152	(58,299)
Financial liabilities at fair value through profit or loss	Loss on valuation of derivatives		(4,650)	—
	Gain on transaction of derivatives		36,046	—
Financial liabilities at fair value through profit or loss	Loss on valuation of derivatives		—	(179,879)
	Loss on transaction of derivatives		—	(27,175)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,320,517)	(1,240,727)
	Loss on repayment of financial liabilities		—	(5)
	Interest expense of trade and other payables		(42,340)	(57,160)
	Interest expense of others		(505,601)	(491,665)
	Gain (loss) on foreign currency transactions and translations		(356,159)	1,075,215
Derivative liabilities (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		53,937	(439,559)
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		(15,029)	29,431
	Gain (loss) on transaction of derivatives		37,985	(46,221)

(*)

Items are included in other comprehensive income or loss. All other income and gain listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

6.	Restricted Deposits

Restricted deposits as of December 31, 2018 and 2017 are as follows:

In millions of won		2018		2017
Cash and cash equivalents	Escrow accounts	~~W~~	—	53
	Deposits for government project		12,747	15,365
	Collateral provided for borrowings		100,998	79,569
	Collateral provided for lawsuit		3	2
	Deposits for transmission regional support program		4,337	2,320
	Decommissioning costs of nuclear power plants		604	—
Short-term financial instruments	Bidding guarantees		—	119
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		34,000	34,000
Current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		29,451	—
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		498,555	—
Financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		—	108,512
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		—	214,156
Long-term financial instruments	Escrow accounts		69	—
	Guarantee deposits for checking account		—	2
	Guarantee deposits for banking accounts at oversea branches		315	302
	Decommissioning costs of nuclear power plants		245,896	337,234
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,126,975	991,634

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of December 31, 2018 and December 31, 2017.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Cash	~~W~~	138	132
Other demand deposits		927,650	968,966
Short-term deposits classified as cash equivalents		211,424	559,239
Short-term investments classified as cash equivalents		219,133	841,402

	~~W~~	1,358,345	2,369,739

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,303,065	(215,775)	—	7,087,290
Other receivables		728,560	(20,231)	(2,027)	706,302

		8,031,625	(236,006)	(2,027)	7,793,592

Non-current assets
Trade receivables		415,318	(93)	(448)	414,777
Other receivables		1,496,464	(84,495)	(6,901)	1,405,068

		1,911,782	(84,588)	(7,349)	1,819,845

	~~W~~	9,943,407	(320,594)	(9,376)	9,613,437

In millions of won	2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,499,285	(173,583)	—	7,325,702
Other receivables		614,212	(9,199)	(1,743)	603,270

		8,113,497	(182,782)	(1,743)	7,928,972

Non-current assets
Trade receivables		449,191	—	(414)	448,777
Other receivables		1,380,983	(68,809)	(6,154)	1,306,020

		1,830,174	(68,809)	(6,568)	1,754,797

	~~W~~	9,943,671	(251,591)	(8,311)	9,683,769

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	298,587	(19,940)	—	278,647
Accrued income		102,023	—	—	102,023
Deposits		228,466	—	(2,027)	226,439
Finance lease receivables		84,688	(291)	—	84,397
Others		14,796	—	—	14,796

		728,560	(20,231)	(2,027)	706,302

Non-current assets
Non-trade receivables		136,432	(77,475)	—	58,957
Deposits		376,211	—	(6,901)	369,310
Finance lease receivables		898,658	(842)	—	897,816
Others		85,163	(6,178)	—	78,985

		1,496,464	(84,495)	(6,901)	1,405,068

	~~W~~	2,225,024	(104,726)	(8,928)	2,111,370

In millions of won	2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	314,256	(9,199)	—	305,057
Accrued income		54,002	—	—	54,002
Deposits		228,317	—	(1,743)	226,574
Finance lease receivables		13,067	—	—	13,067
Others		4,570	—	—	4,570

		614,212	(9,199)	(1,743)	603,270

Non-current assets
Non-trade receivables		112,983	(59,117)	—	53,866
Accrued income		182	—	—	182
Deposits		331,071	—	(6,154)	324,917
Finance lease receivables		849,554	—	—	849,554
Others		87,193	(9,692)	—	77,501

		1,380,983	(68,809)	(6,154)	1,306,020

	~~W~~	1,995,195	(78,008)	(7,897)	1,909,290

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Trade receivables: (not overdue)	~~W~~	7,419,648	7,698,604

Trade receivables: (overdue, not impaired)		—	7,117

Less than 60 days		—	7,117

Trade receivables: (impairment reviewed)		298,735	242,755

Less than 60 days		2,525	—
60 ~ 90 days		37,266	39,070
90 ~ 120 days		16,033	17,502
120 days ~ 1 year		46,204	55,242
Over 1 year		196,707	130,941

		7,718,383	7,948,476
Less: allowance for doubtful accounts		(215,868)	(173,583)
Less: present value discount		(448)	(414)

	~~W~~	7,502,067	7,774,479

At the end of each reporting period, the Company assesses whether the credit to trade receivables is impaired. The Company recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Other receivables: (not overdue)	~~W~~	2,075,601	1,810,075

Other receivables: (overdue, not impaired)		—	47,532

Less than 60 days		—	47,532

Other receivables: (impairment reviewed)		149,423	137,588

Less than 60 days		24,782	—
60 ~ 90 days		1,007	44
90 ~ 120 days		10,997	1,017
120 days ~ 1year		23,991	11,042
Over 1 year		88,646	125,485

		2,225,024	1,995,195
Less: allowance for doubtful accounts		(104,726)	(78,008)
Less: present value discount		(8,928)	(7,897)

	~~W~~	2,111,370	1,909,290

At the end of each reporting period, the Company assesses whether the credit to other receivables is impaired. The Company recognizes loss allowances for other receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	173,583	78,008	71,985	87,661
Effect of change in accounting policy		6,641	128	—	—
Loss allowance as at January 1, 2018 under K-IFRS 1109		180,224	78,136	—	—
Bad debt expense		41,498	17,817	126,714	1,778
Write-off		(7,696)	(244)	(32,995)	(3,129)
Reversal		(1,726)	(143)	—	(2,166)
Others		3,568	9,160	7,879	(6,136)

Ending balance	~~W~~	215,868	104,726	173,583	78,008

9.	Financial assets at fair value through profit or loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2018 are as follows:

In millions of won	2018
	Current		Non-current
Financial assets at fair value through profit or loss
Listed (*1)	~~W~~	100	320,148
Unlisted (*1)		—	5,052
Other (*2)		313,793	83,586

		313,893	408,786

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives (*2)		—	187,483
Other		—	10,773

		—	198,256

	~~W~~	313,893	607,042

(*1)	For the year ended December 31, 2017, the Company had designated the financial assets as available-for-sale (note 2.(5)).
(*2)	For the year ended December 31, 2017, the Company had designated the financial assets as long-term/short-term financial instrument (note 2.(5)).

10.	Financial assets at fair value through other comprehensive income

(1)	Changes in financial assets at fair value through other comprehensive income for the year ended December 31, 2018 are as follows:

In millions of won	2018
	Beginning balance		Effect of change in accounting policy (*)	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	—	274,453	—	(1)	(63,007)	—	(1,389)	210,056
Unlisted		—	197,450	—	—	(12,070)	—	4,059	189,439

		—	471,903	—	(1)	(75,077)	—	2,670	399,495

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		—	471,903	—	(1)	(75,077)	—	2,670	399,495

(*)	As described in note 2.(5), these financial assets were classified as available-for-sale as of December 31, 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

10.	Financial assets at fair value through other comprehensive income, Continued

(2) Financial assets at fair value through other comprehensive income as of December 31, 2018 are as follows:

In millions of won	2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	129,051	129,051
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	153	153
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	61	61
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corporation	955	0.02%		12	7	7
KSP Co., Ltd.	22,539	0.08%		24	32	32
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,790	44,790
Energy Fuels Inc.	1,711,814	1.91%		16,819	5,435	5,435
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	30,122	30,122
Fission 3.0 (*6)	75,000	0.14%		—	13	13
Fission Uranium Corp.	800,000	0.16%		785	354	354

				365,843	210,056	210,056

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd. (*7)	117	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	4
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
SHIN-E B&P Co., Ltd.	119	0.13%		10	—	—
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 are as follows, continued:

In millions of won	2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Seungri Enterprise Co., Ltd.	93	0.05%	~~W~~	3	3	3
Onggane Food Co., Ltd	5	0.07%		1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%		111	3	3
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Shinil Engineering Co., Ltd.	887	0.06%		3	3	3
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Huimun Co., Ltd.	263	0.26%		4	4	4
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
DN TEK Inc.	12,401	0.29%		61	5	5
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	31
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	3
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd. (formerly, EverTechno. Co., Ltd.)	29,424	0.73%		148	7	7
Autowel Co., Ltd.	260	0.38%		14	14	14
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Crystal Co., Ltd.	22	0.07%		2	2	2
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	11
Dung Hwan Co., Ltd.	531	0.02%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.35%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Haseung Industries Co., Ltd.	55	0.62%		28	28	28
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
Korea Bio Red Ginseng Co., Ltd.	194	0.09%		10	10	10
B CON Co., Ltd.	96	1.16%		6	6	6
SsangMa Machine Co., Ltd.	4	0.05%		1	1	1
Ace Integration Co., Ltd	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
WonIl Co., Ltd.	999	0.15%		50	50	50
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	119	0.15%		24	24	24

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 are as follows, continued:

In millions of won	2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Haspe Tech Co., Ltd.	652	0.55%	~~W~~	20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Dong Yang Metal Co., Ltd.	2,951	1.97%		161	147	147
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17
Kitorang Co., Ltd.	165	0.24%		49	49	49
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co. Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Tae Hyung Co., Ltd.	28	0.43%		20	20	20
Samyangplant Co., Ltd.	323	0.60%		16	16	16
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Myungjin Tech Co., Ltd.	20	0.54%		4	4	4
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	11
Borneo International Furniture Co., Ltd. (*4)	4,000	0.16%		97	13	13
CJ Paradise Co., Ltd	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Echoroba Co., Ltd.	157	0.02%		3	3	3
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co.Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	6
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	1
Taejung Industries Co., Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech	1,648	0.98%		8	8	8
Wonil T&I Co., Ltd.	229	0.17%		23	23	23
Semist Co., Ltd.	555	0.80%		3	3	3
DS POWER Co., Ltd.	580,000	2.34%		2,900	916	916
Sewon Bus Co., Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%		4	4	4
Possbell Engineering Co., Ltd.	36	0.64%		1	1	1
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
CST co., ltd.	4,998	0.28%		100	100	100
TN Inc.	1,416	2.00%		71	71	71
Shin kwang Industrial Co., Ltd.	884	0.35%		55	55	55
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Seil Electronics Co., Ltd.	2,285	0.41%		286	286	286
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co., Ltd.	3,388	3.00%		85	85	85
Navanakorn Electric Co., Ltd. (*2)	4,442,800	26.93%		17,216	17,126	17,126
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,507	2,507

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 are as follows, continued:

In millions of won	2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
KODE NOVUS 1 LLC (*5)	—	10.00%	~~W~~	—	—	—
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd (*8)	1,375	0.01%		159	159	159
Sungsan Parts Co., Ltd.	629	0.80%		63	63	63
KMT Co., Ltd.	1,411	0.93%		21	21	21
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DaeSung Frontier Co., Ltd.	2,203	1.11%		221	221	221
DongSeo Electronics Co., Ltd.	323	0.07%		16	16	16
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%		2	2	2
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., LTD.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming corporation	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Jangback Testiles Co., Ltd.	494	5.05%		49	49	49
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Taekwang Industry Co., Ltd.	1,327	0.48%		93	93	93
Taekwang Precision Co., Ltd.	54	0.47%		54	54	54
SG Corp.	213	0.54%		21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	60	60
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%		330	330	330
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
SIE Co., Ltd.	12	0.02%		1	1	1
Soongwon Ind. Co., Ltd.	150	0.40%		53	53	53
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Namcheong Corp.	7,096	0.28%		284	284	284
Eun Sung Enterprise Co.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	52	52
Bugook Cast Iron Co.	135	0.71%		14	14	14
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29

				284,670	189,439	189,439

			~~W~~	650,513	399,495	399,495

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*3)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 are as follows, continued:

(*4)	The number of shares owned has changed due to capital reduction without refund (3:1), consolidation of stocks (10,000:1), and split of stock(1:2,000) during the year ended December 31, 2018

(*5)	As described in note 20, this is reclassified to available-for-sale financial assets due to loss of significant influence of the Company.

(*6)	The number of shares owned has changed due to the stock merge (4:1) during the year ended December 31, 2018.

(*7)	The number of shares owned has changed due to the stock merge (5:1) during the year ended December 31, 2018.

(*8)	The number of shares owned has changed due to the stock merge (10:1) during the year ended December 31, 2018.

11.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the year ended December 31, 2017 are as follows:

In millions of won	2017
	Beginning balance		Acquisition	Disposal (*1)	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	268,171	106	—	8,156	(97)	(1,883)	274,453
Unlisted		746,561	233,179	(461,423)	(2,908)	(2,616)	(87,413)	425,380

	~~W~~	1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

Short-term available-for-sale financial assets	~~W~~	—	—	—	—	—	—	—
Long-term available-for-sale financial assets		1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

(*1)

The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~1,130 million and ~~W~~2,343 million, respectively, from the partial sales of Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and others for the year ended December 31, 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

11.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 are as follows:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	165,277	165,277
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	197	197
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	8	8
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd. (*7)	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	72	72
PAN ocean Co., Ltd.	1,492	0.00%		14	8	8
Dongbu Corporation (*6)	955	0.02%		12	10	10
KSP Co., Ltd.	6,324	0.08%		24	24	24
STX Heavy Industries Co., Ltd.	35,749	0.14%		191	165	165
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	70,531	70,531
Energy Fuels Inc.	1,711,814	2.38%		16,819	3,300	3,300
Baralaba Coal Company Limited	99,763	0.07%		18,445	22	22
Denison Mines Corp.	58,284,000	10.42%		84,134	34,292	34,292
Fission 3.0	300,000	0.14%		—	15	15
Fission Uranium Corp.	800,000	0.16%		785	532	532

				365,891	274,453	274,453

Unlisted (*1)
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity Firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,242,437,289	7.46%		2,242	2,242	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	954	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,176,751,013	5.00%		4,328	4,328	—
Construction Guarantee (*2)	571	0.02%		601	833	833
Plant & Mechanical Contractors Financial Cooperative of Korea	144	0.03%		126	126	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.09%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	1,000	0.04%		216	216	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	121	0.02%		26	26	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Samsung investment – Investment Pool for Public funds 1 (*5)	—	—		53,220	53,739	53,739
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*5)	—	—		26,586	26,591	26,591

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

11.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 are as follows, continued:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Kyobo Royal-Class Repo Plus Fixed Income 1Y 2nd (*5)	—	—	~~W~~	33,000	33,008	33,008
Kyobo Royal-Class Repo Plus Fixed Income 2Y 1st (*5)	—	—		50,000	50,399	50,399
Kyobo Royal-Class Repo Plus A1 ABCP 1Y (*5)	—	—		50,000	50,419	50,419
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		50	50	—
Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		26	26	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	—
DN TEK Inc.	12,401	0.29%		61	5	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
CHONGATTI Agricultural Co., Inc.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

11.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 are as follows, continued:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Kolmar Pharma Co., Ltd.	1,426	0.01%	~~W~~	52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co., Ltd.	29,424	0.73%		148	7	—
Autowel Co., Ltd.	260	0.38%		14	14	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	—
Smart Power Co., Ltd.	133,333	4.83%		200	200	—
Haseung Industries Co., Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co., Ltd.	194	0.09%		10	10	—
ENH Co., Ltd.	1,086	0.19%		54	54	—
B CON Co., Ltd.	96	1.16%		6	6	—
Chunil Metal Co., Ltd.	11	0.15%		4	4	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	105	0.09%		24	24	—
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	—
KyungDong Co., Ltd.	130	0.01%		1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
Korea Minerals Co., Ltd.	191	0.05%		134	1	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	—
DongKwang SD, Inc.	524	0.23%		13	13	—
Dong Yang Metal Co., Ltd.	2,951	1.97%		15	15	—
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	—
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	—
ShinShin Co., Ltd	339	1.12%		17	17	—
Kitorang Co., Ltd.	165	0.24%		49	49	—
Sung Kwang Co., Ltd.	23	0.37%		6	6	—
Hyundai Metal Co., Ltd.	3,757	5.60%		1,416	1,416	—
Shinheung petrol. Co. Ltd.	699	0.14%		7	7	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

11.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 are as follows, continued:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Force TEC Co., Ltd.	3,501	0.02%	~~W~~	18	18	—
Haisung TPC Co., Ltd.	10,751	0.24%		54	54	—
Samsung Tech Co., Ltd.	486	1.28%		97	97	—
Tae Hyung Co., Ltd.	28	0.43%		20	20	—
Samyangplant Co., Ltd.	323	0.60%		16	16	—
Younil Metal Co., Ltd.	41	0.21%		21	21	—
Myungjin Tech Co., Ltd.	20	0.54%		4	4	—
Hankook Machine Tools Co., Ltd.	719	0.14%		72	72	—
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	—
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	14	—
CJ Paradise Co., Ltd	24	0.02%		12	12	—
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Jungdo Aluminium Co., Ltd.	8,527	0.35%		128	128	—
Ilheung Metal Co, Ltd.	280	0.83%		28	28	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	—
Ptotronics Co., Ltd.	151	0.07%		2	2	—
NFT Co., Ltd.	136	0.40%		8	8	—
Echoroba Co., Ltd.	157	0.02%		3	3	—
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	—
Eco Alux Co., Ltd.	239	0.22%		48	48	—
Daekyung Industry Co., Ltd.	9,112	0.94%		13	13	—
Dasan Material Co.Ltd.	29	0.04%		—	—	—
Fish World Co., Ltd.	47	0.21%		2	2	—
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	—
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	—
Taejung Industries Co., Ltd.	9,268	0.30%		5	5	—
Shinsei Trading Co., Ltd.	64	0.72%		1	1	—
Dynamic Co., Ltd.	111	0.19%		3	3	—
Green Alchemy Co., Ltd.	38,202	1.48%		191	191	—
IQ Power Asia Inc.	16,179	0.31%		81	81	—
Youone TBM Engineering & Construction Co., Ltd.	227,854	0.27%		31	31	—
KM Leatech	1,648	0.98%		8	8	—
Wonil T&I Co., Ltd.	229	0.17%		23	23	—
Semist Co., Ltd.	555	0.80%		3	3	—
DS POWER Co., Ltd. (*8)	580,000	2.34%		2,900	1,223	1,223
Navanakorn Electric Co., Ltd. (*3)	4,442,800	26.93%		17,216	16,410	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	171,242	171,242
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,401	—

				522,782	425,380	387,454

			~~W~~	888,673	699,833	661,907

(*1)

Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.

(*2)

The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2017.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

11.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 are as follows, continued:

(*4)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2017.

(*5)

As of December 31, 2017, the Company invested in ~~W~~214,156 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.

(*6)	The number of shares owned has changed due to the stock merge (9:7) during the year ended December 31, 2017.

(*7)	The number of shares increased due to the stock split (5:1).

(*8)	As described in note 20, this is reclassified to available-for-sale financial assets due to loss of significant influence of the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

12.	Financial assets at amortized cost

Financial assets at amortized cost as of December 31, 2018 are as follows:

In millions of won	2018
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	3,042	—	—	—	3,042
Financial bonds		11,000	—	—	—	11,000

	~~W~~	14,042	—	—	—	14,042

Current	~~W~~	11,956	—	—	—	11,956
Non-current		2,086	—	—	—	2,086

13.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2017 are as follows:

In millions of won	2017
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,244	250	(350)	—	3,144

	~~W~~	3,244	250	(350)	—	3,144

Current	~~W~~	114	—	(113)	4	5
Non-current		3,130	250	(237)	(4)	3,139

14.	Derivatives

(1)	Derivatives as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	2,128	12,606	45	—
Currency swap		39,979	43,436	12	15,711
Interest rate swap		—	2,342	—	2,697
Others (*1)		—	1,844	12,878	1,283

	~~W~~	42,107	60,228	12,935	19,691

Derivative liabilities
Currency forward	~~W~~	1,956	—	7,862	1,278
Currency swap		14,881	233,690	61,997	296,098
Interest rate swap		1,439	58,042	1,408	59,416
Others (*2)		2,155	—	—	—

	~~W~~	20,431	291,732	71,267	356,792

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd. and the fair value of the option is recorded in ‘Others’.

(*2)

The Company has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

14.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty			Contract amounts				Contract exchange rate (in won)
	Contract date	Maturity date	Pay		Receive
KEB Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD	52,000	~~W~~	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000		1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000		1,046.00
KEB Hana Bank	2017.12.22	2021.07.12		105,079	USD	100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD	100,000		1,048.49
Mizuho Bank	2018.11.28	2019.01.02		6,768	USD	6,000		1,127.95
Mizuho Bank	2018.12.07	2019.01.11		11,169	USD	10,000		1,116.90
CCB	2018.12.11	2019.01.14		11,280	USD	10,000		1,127.96
Nonghyup Bank	2018.12.17	2019.01.22		11,295	USD	10,000		1,129.45
Korea Development Bank	2018.12.18	2019.01.22		11,279	USD	10,000		1,127.85
Morgan Stanley	2018.12.19	2019.01.23		11,233	USD	10,000		1,123.30
Standard Chartered	2018.12.19	2019.01.24		11,235	USD	10,000		1,123.50
Kookmin Bank	2018.12.20	2019.01.28		11,273	USD	10,000		1,127.25
Woori Bank	2018.12.20	2019.01.28		11,272	USD	10,000		1,127.15
KEB Hana Bank	2018.12.21	2019.01.29		13,459	USD	12,000		1,121.60
Morgan Stanley	2018.12.24	2019.01.30		11,289	USD	10,000		1,128.87
CCB	2018.12.26	2019.01.31		11,246	USD	10,000		1,124.60
Standard Chartered	2018.12.26	2019.01.31		5,624	USD	5,000		1,124.75
Nonghyup Bank	2018.12.27	2019.02.01		5,610	USD	5,000		1,121.90
KEB Hana Bank	2018.12.27	2019.02.01		5,606	USD	5,000		1,121.15
Standard Chartered	2018.12.28	2019.02.07		5,589	USD	5,000		1,117.80
KEB Hana Bank	2018.12.28	2019.02.07		5,584	USD	5,000		1,116.70
Mizuho Bank	2018.12.28	2019.02.07		11,172	USD	10,000		1,117.15
Societe Generale	2018.11.29	2019.01.04		11,206	USD	10,000		1,120.60
ING Bank	2018.12.20	2019.01.15		11,279	USD	10,000		1,127.89
ING Bank	2018.12.26	2019.01.23		11,248	USD	10,000		1,124.77
Nova Scotia	2018.12.07	2019.01.10		14,518	USD	13,000		1,116.80
Mizuho Bank	2018.12.06	2019.01.04		11,167	USD	10,000		1,116.67
Credit Agricole	2018.12.27	2019.01.23		11,208	USD	10,000		1,120.75
Korea Development Bank	2018.12.13	2019.01.10		4,490	USD	4,000		1,122.60
Korea Development Bank	2018.12.24	2019.01.10		13,497	USD	12,000		1,124.74
Korea Development Bank	2018.12.21	2019.01.15		10,103	USD	9,000		1,122.50
Korea Development Bank	2018.12.27	2019.01.23		11,207	USD	10,000		1,120.68
Korea Development Bank	2018.12.28	2019.01.23		13,412	USD	12,000		1,117.64
Societe Generale	2018.12.19	2019.01.21		7,853	USD	7,000		1,121.85
Societe Generale	2018.12.21	2019.01.28		8,974	USD	8,000		1,121.75
MUFG	2018.12.19	2019.01.21		6,730	USD	6,000		1,121.70
MUFG	2018.12.28	2019.02.07		8,929	USD	8,000		1,116.15
Nova Scotia	2018.12.19	2019.01.22		4,486	USD	4,000		1,121.50
Nova Scotia	2018.12.21	2019.01.28		8,976	USD	8,000		1,121.95
Nova Scotia	2018.12.27	2019.01.31		7,832	USD	7,000		1,118.90
Nonghyup Bank	2018.12.28	2019.02.07		10,041	USD	9,000		1,115.70
BNP Paribas	2018.12.28	2019.02.07		8,930	USD	8,000		1,116.30
CCB	2018.12.28	2019.02.07		7,812	USD	7,000		1,116.05
Credit Agricole	2018.12.28	2019.02.07		7,812	USD	7,000		1,115.95
KEB Hana Bank	2018.12.05	2019.01.07		16,697	USD	15,000		1,113.15
KEB Hana Bank	2018.12.07	2019.01.07		15,672	USD	14,000		1,119.43
Busan Bank	2018.12.28	2019.01.07		6,477	USD	5,800		1,116.70
Nonghyup Bank	2018.12.12	2019.01.07		3,380	USD	3,000		1,126.60
KEB Hana Bank	2018.12.13	2019.01.15		7,849	USD	7,000		1,121.25
Shinhan Bank	2018.12.20	2019.01.22		29,320	USD	26,000		1,127.68
Nonghyup Bank	2018.12.28	2019.02.15		53,666	USD	48,000		1,118.05
Credit Agricole	2018.11.02	2019.02.07		3,039	USD	2,729		1,113.60
Credit Agricole	2018.11.05	2019.02.07		5,564	USD	5,000		1,112.70
Nova Scotia	2018.11.07	2019.02.13		5,567	USD	5,000		1,113.40
Nova Scotia	2018.11.07	2019.02.13		4,458	USD	4,000		1,114.40
Societe Generale	2018.11.29	2019.03.04		5,568	USD	5,000		1,113.50
Societe Generale	2018.11.29	2019.03.04		3,674	USD	3,297		1,114.50
Credit Agricole	2018.12.03	2019.03.05		256	USD	231		1,109.10

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

14.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Nova Scotia	2018.12.04	2019.03.06	~~W~~	5,522	USD	5,000	~~W~~	1,104.30
Nova Scotia	2018.12.04	2019.03.06		5,527	USD	5,000		1,105.30
Nova Scotia	2018.12.20	2019.03.26		5,589	USD	5,000		1,117.80
Nova Scotia	2018.12.20	2019.03.26		1,751	USD	1,565		1,118.80
Nova Scotia	2018.12.28	2019.04.02		5,565	USD	5,000		1,113.00
Nova Scotia	2018.12.28	2019.04.02		5,569	USD	5,000		1,113.80
Nova Scotia	2018.12.28	2019.04.02		5,576	USD	5,000		1,115.20
Nova Scotia	2018.12.28	2019.04.03		5,553	USD	5,000		1,110.60
Nova Scotia	2018.12.28	2019.04.03		5,558	USD	5,000		1,111.60
Nova Scotia	2018.12.28	2019.04.03		5,563	USD	5,000		1,112.60

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Credit Suisse	2014~2019	~~W~~	118,632	CHF	100,000	2.98%	1.50%	~~W~~	1,186.32
Standard Chartered	2014~2019		114,903	CHF	100,000	4.00%	1.50%		1,149.03
Standard Chartered	2014~2029		102,470	USD	100,000	3.14%	3.57%		1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
KEB Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
KEB Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%		1,117.70
HSBC	2014~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Standard Chartered	2014~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Korea Development Bank	2016~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
KEB Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
KEB Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD	150,000	2.18%	3.75%		1,135.20
KEB Hana Bank	2018~2023		113,520	USD	100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD	200,000	2.17%	3.75%		1,135.20

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

14.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
HSBC	2014~2020	~~W~~	99,901	AUD	100,000	3.52%	5.75%	~~W~~	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%		0.94
Standard Chartered	2014~2020	~~W~~	126,032	USD	117,250	3.55%	3M Libor+1.25%		1,074.90
Korea Development Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
KEB Hana Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
Export-import bank of Korea	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
JP Morgan	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%		1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%		1,071.90
Deutsche Bank	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%		1,071.90
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Credit Agricole	2013~2019		118,343	CHF	100,000	3.47%	1.63%		1,183.43
Morgan Stanley	2013~2019		59,172	CHF	50,000	3.40%	1.63%		1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%		1,183.43
Standard Chartered	2014~2019		104,490	USD	100,000	2.77%	2.63%		1,044.90
Credit Agricole	2014~2019		104,490	USD	100,000	2.77%	2.63%		1,044.90
Morgan Stanley	2014~2019		104,490	USD	100,000	2.70%	2.63%		1,044.90
Korea Development Bank	2018~2023		320,880	USD	300,000	2.03%	3.75%		1,069.60
KEB Hana Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
Credit Agricole	2014~2020		110,680	USD	100,000	2.29%	2.50%		1,106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%		1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%		1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
Standard Chartered	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
Nomura	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
BNP Paribas	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
KEB Hana Bank	2017~2022		226,600	USD	200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD	100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD	100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD	100,000	2.26%	3.88%		1,128.90
KEB Hana Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

14.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2018 are as follows:

In millions of won and thousands of USD				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
KEB Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
KEB Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
KEB Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*2)	2018~2038		30,000	2.56%	3.75%
KEB Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
KEB Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
KEB Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Societe Generale	2017~2022		200,000	3M Libor+3.44%	3.77%
Export-import bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD+0.10% is applied thereafter.
(*2)	2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD+0.10% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2018 are as follows:

In millions of won and thousands of USD				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
BNP Paribas	2009~2027	USD	92,120	4.16%	6M USD Libor
KFW	2009~2027	USD	92,120	4.16%	6M USD Libor
Credit Agricole	2018~2033	USD	92,686	3.98%~4.10%	6M USD Libor
SMBC	2018~2033	USD	121,205	4.05%~4.18%	6M USD Libor
Mizuho Bank	2016~2019	USD	36,890	1.56%	1.65%
SMBC	2016~2019	USD	36,890	1.56%	1.65%
Export-import bank of Korea	2016~2036	USD	2,564	3.00%	4.99%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

14.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the years ended December 31, 2018 and 2017 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2018		2017	2018	2017	2018	2017
Currency forward	~~W~~	12,632	(41,889)	23,991	(28,223)	—	—
Currency swap		145,088	(843,747)	123,670	(137,376)	(12,516)	26,810
Interest rate swap		(2,949)	6,909	(364)	(3,362)	6,087	5,074
Other derivatives		(1,568)	4,060	—	—	—	—

	~~W~~	153,203	(874,667)	147,297	(168,961)	(6,429)	31,884

(*)	For the year ended December 31, 2018, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~211 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

15.	Other Financial Assets

(1)	Other financial assets as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	123,657	639,673	244,309	711,069
Allowance for doubtful accounts		(12)	(4,940)	—	(8,948)
Present value discount		(992)	(38,712)	(976)	(39,813)
Long-term/short-term financial instruments (*1)		1,869,286	448,741	1,702,084	542,430
Financial assets at fair value through profit or loss (*1)		—	—	—	111,512

	~~W~~	1,991,939	1,044,762	1,945,417	1,316,250

(*1)

Certain financial assets at fair value previously recognized as other financial assets is reclassified to financial assets at fair value through profit or loss upon the adoption of K-IFRS 1109 ‘Financial Instruments’.

(2)	Loans and receivables as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	33,333	—	(992)	32,341
Loans for housing		15,572	—	—	15,572
Fisheries loan		320	—	—	320
Other loans		74,432	(12)	—	74,420

		123,657	(12)	(992)	122,653

Long-term loans and receivables
Loans for tuition		414,893	—	(38,659)	376,234
Loans for housing		167,723	—	—	167,723
Loans for related parties		46,798	(4,930)	—	41,868
Fisheries loan		640	—	(53)	587
Other loans		9,619	(10)	—	9,609

		639,673	(4,940)	(38,712)	596,021

	~~W~~	763,330	(4,952)	(39,704)	718,674

In millions of won	2017
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	33,763	—	(976)	32,787
Loans for housing		14,126	—	—	14,126
Fisheries loan		352	—	—	352
Other loans		196,068	—	—	196,068

		244,309	—	(976)	243,333

Long-term loans and receivables
Loans for tuition		408,803	—	(39,716)	369,087
Loans for housing		140,452	—	—	140,452
Loans for related parties		94,581	(8,948)	—	85,633
Fisheries loan		960	—	(97)	863
Other loans		66,273	—	—	66,273

		711,069	(8,948)	(39,813)	662,308

	~~W~~	955,378	(8,948)	(40,789)	905,641

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

15.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Beginning balance	~~W~~	8,948	4,532
Bad debt expense		22	2,465
Other		(4,018)	1,951

Ending balance	~~W~~	4,952	8,948

(4)	Long-term and short-term financial instruments as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,602,285	63,358	1,479,034	2
ABCP		—	—	145,000	65,600
CP		—	—	58,050	—
CD		10,000	—	10,000	—
RP		—	—	10,000	1,634
Others		257,001	385,383	—	475,194

	~~W~~	1,869,286	448,741	1,702,084	542,430

16.	Inventories

Inventories as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,886,739	(2,609)	3,884,130
Work-in-progress		189,907	(1,028)	188,879
Finished goods		50,526	—	50,526
Supplies		1,858,751	(3,907)	1,854,844
Inventories in transit		1,196,113	—	1,196,113
Other inventories		13,761	—	13,761

	~~W~~	7,195,797	(7,544)	7,188,253

In millions of won	2017
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,528,835	(2,829)	3,526,006
Merchandise		107	—	107
Work-in-progress		138,709	(1,028)	137,681
Finished goods		72,923	(1,517)	71,406
Supplies		1,581,661	(3,940)	1,577,721
Inventories in transit		679,358	—	679,358
Other inventories		9,807	—	9,807

	~~W~~	6,011,400	(9,314)	6,002,086

The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the years ended December 31, 2018 and 2017 were ~~W~~3,723 million and ~~W~~437 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2018 and 2017 were ~~W~~1,953 million and ~~W~~3,875 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

17. Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company provides 31 energy storage system installation projects and 44 energy efficiency contracts as finance leases with a lease term of 2 to 10 years. Also, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (December 2013 to November 2038) of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)

Finance lease receivables as of December 31, 2018 and 2017 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	2018				2017
	Minimum lease payments		Present value of minimum lease payments		Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	124,918		84,688	49,542	13,067
1 ~ 5 years		467,518		223,622	381,181	203,990
More than 5 years		1,333,016		675,036	1,398,449	645,564

	~~W~~	1,925,452		983,346	1,829,172	862,621

Allowance for doubtful accounts				(1,133)		—

			~~W~~	982,213		862,621

(3)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Beginning balance	~~W~~	—	—
Bad debt expense		1,133	—
Write-off		—	—
Other		—	—

Ending balance	~~W~~	1,133	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

18.	Non-Financial Assets

Non-financial	assets as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017

	Current		Non-current	Current	Non-current
Advance payment	~~W~~	156,073	160,628	109,743	43,872
Prepaid expenses		290,944	90,449	251,715	90,118
Others (*1)		431,871	76,075	392,534	112,828

	~~W~~	878,888	327,152	753,992	246,818

(*1)	Details of others as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017

	Current		Non-current	Current	Non-current
Tax refund receivables	~~W~~	82,348	1,276	89,762	1,940
Greenhouse gas emissions rights		93,749	—	135,211	—
Other quick assets (*2)		255,774	74,799	167,561	110,888

	~~W~~	431,871	76,075	392,534	112,828

(*2)

The Company has recognized ~~W~~92,128 million of its rights in connection with the securities of Orano Expansion as non-current non-financial assets as of December 31, 2018 and 2017. The Company has recognized an impairment loss of ~~W~~87,023 million as it was determined that there is objective evidence of impairment related to its equity interest in and loans to Orano Expansion for the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2018 and 2017 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2018	2017
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	—	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	—	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2018 and 2017 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2018	2017
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited (*6)	Holding company	INDIA	—	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.75%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
Cogentrix Solar Services, LLC	Holding company	USA	—	50.10%
Solar Investments I, LLC	Holding company	USA	—	50.10%
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	Power generation	USA	50.10%	50.10%
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	70.00%	70.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	70.00%	70.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	68.84%	70.22%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	64.71%
BSK E-New Industry Fund VII	Holding company	KOREA	80.86%	81.47%
e-New Industry LB Fund 1	Holding company	KOREA	75.36%	75.92%
Songhyun e-New Industry Fund	Holding company	KOREA	79.85%	80.45%
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	—
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	—
KEPCO California, LLC	Holding company	USA	100.00%	—
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	—
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	—
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	—
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	—
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	—
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	—
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	—
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2018 and 2017 are as follows, continued:

(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)	The effective percentage of ownership has increased to 86.22% since Long Lasting Value exercised the put option to sell its investment to KOSEP during the year ended December 31, 2017.
(*5)

The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*6)	KOWEPO India Private Limited was in the process of liquidating its business as of December 31, 2018 and has been reclassified to assets held-for-sale, accordingly.

(2)	Subsidiaries included in and excluded from consolidation for the year ended December 31, 2018 are as follows:

<Subsidiaries included in consolidation during the year ended December 31, 2018>

Subsidiary	Reason
PT. Korea Energy Indonesia	Newly established
KOLAT SpA	Newly established
KEPCO California, LLC	Newly established
KEPCO Mojave Holdings, LLC	Newly established
Incheon Fuel Cell Co., Ltd.	Newly established
KOEN Service Co., Ltd.	Newly established
KOMIPO Service Co., Ltd.	Newly established
KOWEPO Service Co., Ltd.	Newly established
KOSPO Service Co., Ltd.	Newly established
EWP Service Co., Ltd.	Newly established
PT. KOMIPO Energy Indonesia	Newly established

<Subsidiaries excluded from consolidation during the year ended December 31, 2018>

Subsidiary	Reason
KEPCO Canada Energy Ltd.	Liquidated
Cogentrix Solar Services, LLC	Liquidated
Solar Investments I, LLC	Liquidated
PT KEPCO Resource Indonesia	Liquidated
KOWEPO India Private Limited	Liquidating

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2017 are as follows:

In millions of won
2018
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	55,792,704	30,484,104	8,858,717	(137,613)
Korea South-East Power Co., Ltd.		9,997,758	4,948,553	5,521,038	25,736
Korea Midland Power Co., Ltd.		10,839,218	7,088,013	4,368,467	(38,142)
Korea Western Power Co., Ltd.		9,902,752	5,965,410	4,841,261	(28,157)
Korea Southern Power Co., Ltd.		9,810,985	5,463,721	5,539,793	55,439
Korea East-West Power Co., Ltd.		8,744,380	4,092,460	4,933,525	3,345
KEPCO Engineering & Construction Company, Inc.		771,480	310,100	433,701	12,937
KEPCO Plant Service & Engineering Co., Ltd.		1,275,365	296,428	1,239,604	160,791
KEPCO Nuclear Fuel Co., Ltd.		817,416	434,439	230,667	15,835
KEPCO KDN Co., Ltd.		566,807	159,423	622,154	60,016
Garolim Tidal Power Plant Co., Ltd.		608	345	—	(11)
KEPCO International HongKong Ltd.		140,101	1	—	3,307
KEPCO International Philippines Inc.		107,948	1,475	—	52,539
KEPCO Gansu International Ltd.		12,047	515	—	(24)
KEPCO Philippines Holdings Inc.		188,551	9,775	—	53,219
KEPCO Philippines Corporation		6,394	213	—	54
KEPCO Ilijan Corporation		431,444	53,413	99,844	49,631
KEPCO Lebanon SARL		1,509	9,686	—	413
KEPCO Neimenggu International Ltd.		194,336	—	—	20,829
KEPCO Shanxi International Ltd.		519,991	201,732	—	290
KOMIPO Global Pte Ltd.		250,456	961	—	11,478
KEPCO Netherlands B.V.		130,460	77	—	26,550
KOREA Imouraren Uranium Investment Corp.		63,517	171	—	(89,852)
KEPCO Australia Pty., Ltd.		439,719	14	—	49
KOSEP Australia Pty., Ltd.		37,057	2,832	20,294	7,315
KOMIPO Australia Pty., Ltd.		39,066	4,659	20,294	7,193
KOWEPO Australia Pty., Ltd.		39,341	4,702	20,294	7,316
KOSPO Australia Pty., Ltd.		36,525	3,585	20,294	9,520
KEPCO Middle East Holding Company		101,201	92,862	—	3,043
Qatrana Electric Power Company		484,383	326,486	18,766	21,170
KHNP Canada Energy, Ltd.		49,776	35	—	(26)
KEPCO Bylong Australia Pty., Ltd.		254,398	315,921	—	(29,573)
Korea Waterbury Uranium Limited Partnership		20,890	142	—	(74)
Korea Electric Power Nigeria Ltd.		112	39	727	(93)
KEPCO Holdings de Mexico		248	57	—	(11)
KST Electric Power Company		535,807	457,867	109,735	10,274
KEPCO Energy Service Company		1,940	1,454	5,117	(232)
KEPCO Netherlands S3 B.V.		46,518	38	—	1,226
PT. KOMIPO Pembangkitan Jawa Bali		11,405	5,472	20,320	3,925
PT. Cirebon Power Service		1,588	273	7,228	177
KOWEPO International Corporation		—	8	—	—
KOSPO Jordan LLC		16,315	3,432	34,371	1,907
EWP Philippines Corporation		1,684	829	—	(11)
EWP America Inc. (*1)		72,525	4,903	29,557	(4,483)
KNF Canada Energy Limited		1,801	20	—	(45)
EWP Barbados 1 SRL		268,033	1,581	688	11,221
Gyeonggi Green Energy Co., Ltd.		293,812	185,043	96,442	25,121
PT. Tanggamus Electric Power		216,321	187,502	26,832	9,338
Gyeongju Wind Power Co., Ltd.		122,303	83,348	21,906	8,803
KOMIPO America Inc.		10,092	572	—	(885)
KOSEP USA, INC.		1	4,857	—	4,341
PT. EWP Indonesia		7,444	14	—	3,138
KEPCO Netherlands J3 B.V.		115,978	77	—	(104)
Korea Offshore Wind Power Co., Ltd.		216,114	36,377	—	(8,473)
Global One Pioneer B.V.		162	87	—	(113)
Global Energy Pioneer B.V.		325	74	—	(102)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2018
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Mira Power Limited	~~W~~	277,525	213,104	—	(980)
KOSEP Material Co., Ltd.		2,862	1,249	3,240	377
Commerce and Industry Energy Co., Ltd.		92,872	88,009	27,937	(6,091)
KEPCO Singapore Holdings Pte., Ltd.		582	9	—	(31)
KEPCO KPS Philippines Corp.		7,501	358	4,815	766
KOSPO Chile SpA		139,814	57,502	—	1,016
PT. KOWEPO Sumsel Operation And Maintenance Services		1,313	394	4,343	(654)
HeeMang Sunlight Power Co., Ltd.		10,915	7,626	146	(192)
Fujeij Wind Power Company		217,796	212,435	—	(1,033)
KOSPO Youngnam Power Co., Ltd.		413,472	325,589	369,669	8,155
HI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		115,505	105,079	15,022	872
KEPCO Energy Solution Co. Ltd.		304,103	849	5,584	2,532
Solar School Plant Co., Ltd.		204,282	1,366	1,149	2,033
KOSPO Power Services Limitada		3,045	596	9,610	1,132
Energy New Industry Specialized Investment Private Investment Trust (*2)		66,498	1,014	—	(1,140)
KOEN Bylong Pty., Ltd.		5,544	26	—	(10)
KOMIPO Bylong Pty., Ltd.		5,544	26	—	(25)
KOWEPO Bylong Pty., Ltd.		5,544	26	—	—
KOSPO Bylong Pty., Ltd.		5,544	26	—	(25)
EWP Bylong Pty., Ltd.		5,544	16	—	(15)
KOWEPO Lao International		3,800	1,015	2,899	895
KEPCO US Inc.		16,640	—	—	6
KEPCO Alamosa LLC		32,346	79	750	(688)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		64,223	48,819	9,015	200
KEPCO-LG CNS Mangilao Holdings LLC		25,642	27,197	—	(1,144)
Mangilao Investment LLC		25,641	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		25,406	146	—	(104)
Jeju Hanlim Offshore Wind Co., Ltd.		16,557	328	—	(925)
PT. Siborpa Eco Power		12,363	141	—	(1,771)
PT. Korea Energy Indonesia		1,183	60	1,459	223
KOLAT SpA		38,362	474	585	(186)
KEPCO California, LLC		42,171	21	—	(332)
KEPCO Mojave Holdings, LLC		103,189	65,730	—	(3,959)
Incheon Fuel Cell Co., Ltd.		23,626	415	—	(201)
KOEN Service Co., Ltd.		583	31	—	(48)
KOMIPO Service Co., Ltd.		576	17	—	(41)
KOWEPO Service Co., Ltd.		750	227	—	(77)
KOSPO Service Co., Ltd.		576	6	—	(30)
EWP Service Co., Ltd.		667	97	—	(30)
PT. KOMIPO Energy Indonesia		2,236	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	55,011,096	29,252,816	9,415,751	854,346
Korea South-East Power Co., Ltd.		9,879,577	4,844,184	5,387,846	130,371
Korea Midland Power Co., Ltd.		9,893,822	6,148,173	4,167,009	104,591
Korea Western Power Co., Ltd.		9,660,426	5,739,534	4,199,079	110,939
Korea Southern Power Co., Ltd.		9,648,741	5,401,216	4,397,552	98,817
Korea East-West Power Co., Ltd.		8,855,518	4,204,187	4,644,330	217,599
KEPCO Engineering & Construction Company, Inc.		762,166	305,134	490,193	21,222
KEPCO Plant Service & Engineering Co., Ltd.		1,195,086	294,689	1,232,113	135,482
KEPCO Nuclear Fuel Co., Ltd.		792,187	421,088	279,664	4,557
KEPCO KDN Co., Ltd.		524,520	155,715	619,470	48,968
Garolim Tidal Power Plant Co., Ltd.		619	345	—	(12)
KEPCO International HongKong Ltd.		153,529	1	—	4,380
KEPCO International Philippines Inc.		102,323	886	—	47,201
KEPCO Gansu International Ltd.		11,567	493	—	(29)
KEPCO Philippines Holdings Inc.		127,922	2,621	—	43,218
KEPCO Philippines Corporation		6,293	114	—	2,098
KEPCO Ilijan Corporation		474,624	57,801	109,183	66,320
KEPCO Lebanon SARL		1,069	9,281	—	(219)
KEPCO Neimenggu International Ltd.		165,937	—	—	500
KEPCO Shanxi International Ltd.		497,990	193,309	—	3,796
KOMIPO Global Pte Ltd.		225,411	1,497	—	21,858
KEPCO Canada Energy Ltd.		132	22	—	(32)
KEPCO Netherlands B.V.		114,911	49	—	17,309
KOREA Imouraren Uranium Investment Corp.		151,278	131	—	1,490
KEPCO Australia Pty., Ltd.		466,654	569	—	(568)
KOSEP Australia Pty., Ltd.		27,076	333	12,096	1,601
KOMIPO Australia Pty., Ltd.		31,441	4,691	12,096	1,133
KOWEPO Australia Pty., Ltd.		31,586	4,691	12,096	1,232
KOSPO Australia Pty., Ltd.		29,472	4,221	12,096	(2,759)
KEPCO Middle East Holding Company		95,812	90,842	—	2,913
Qatrana Electric Power Company		460,206	327,401	18,892	23,310
KHNP Canada Energy, Ltd.		51,994	31	—	(92)
KEPCO Bylong Australia Pty., Ltd.		242,364	277,549	—	20,271
Korea Waterbury Uranium Limited Partnership		20,886	136	—	(59)
Korea Electric Power Nigeria Ltd.		238	76	2,164	29
KEPCO Holdings de Mexico		235	30	—	(20)
KST Electric Power Company		546,242	478,230	120,126	16,154
KEPCO Energy Service Company		1,793	451	6,773	976
KEPCO Netherlands S3 B.V.		46,642	53	—	2,382
PT. KOMIPO Pembangkitan Jawa Bali		11,261	4,769	20,956	4,666
PT. Cirebon Power Service		2,808	155	7,439	592
KOWEPO International Corporation		—	8	—	(2)
KOSPO Jordan LLC		24,077	13,594	7,331	953
EWP Philippines Corporation		1,708	836	—	(17)
EWP America Inc. (*1)		79,854	67,308	23,543	(9,737)
KNF Canada Energy Limited		1,884	31	—	(43)
PT KEPCO Resource Indonesia		491	—	—	(311)
EWP Barbados 1 SRL		235,096	450	—	(2,585)
Gyeonggi Green Energy Co., Ltd.		282,408	199,160	95,192	3,203
PT. Tanggamus Electric Power		179,317	160,144	34,281	4,640
Gyeongju Wind Power Co., Ltd.		112,279	82,124	7,219	2,400
KOMIPO America Inc.		10,505	521	—	2,071
KOSEP USA, INC.		184	9,065	—	26,997
PT. EWP Indonesia		2,035	23	—	1,916
KEPCO Netherlands J3 B.V.		122,612	76	—	12,115
Korea Offshore Wind Power Co., Ltd.		190,195	1,985	—	(6,997)
Global One Pioneer B.V.		151	38	—	(80)
Global Energy Pioneer B.V.		309	41	—	(87)
Mira Power Limited		208,150	163,198	—	737

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOSEP Material Co., Ltd.	~~W~~	2,751	1,448	3,128	320
Commerce and Industry Energy Co., Ltd.		99,129	87,926	30,577	(749)
KEPCO Singapore Holdings Pte., Ltd.		3,265	4	—	(24)
KOWEPO India Private Limited		781	—	—	(46)
KEPCO KPS Philippines Corp.		6,636	235	6,840	555
KOSPO Chile SpA		133,570	50,109	—	1,066
PT. KOWEPO Sumsel Operation And Maintenance Services		1,350	279	7,651	659
HeeMang Sunlight Power Co., Ltd.		6,876	3,395	105	(229)
Fujeij Wind Power Company		165,636	156,099	—	8,836
KOSPO Youngnam Power Co., Ltd.		412,785	333,302	68,973	939
HI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		136,098	121,622	7,083	4,100
KEPCO Energy Solution Co. Ltd.		313,401	12,376	5,544	1,325
Solar School Plant Co., Ltd.		201,482	599	67	874
KOSPO Power Services Limitada		3,901	887	11,067	666
Energy New Industry Specialized Investment Private Investment Trust (*3)		506,207	2,118	—	52
KOEN Bylong Pty., Ltd.		5,875	—	—	—
KOMIPO Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Bylong Pty., Ltd.		5,875	—	—	—
KOSPO Bylong Pty., Ltd.		5,875	—	—	—
EWP Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Lao International		3,259	1,452	3,624	1,881
KEPCO US Inc.		16,913	—	—	—
KEPCO Alamosa LLC		33,144	492	—	(218)
Cogentrix Solar Services, LLC (*2)		84,458	53,116	8,958	(112)
KEPCO-LG CNS Mangilao Holdings LLC		24,131	24,395	—	(278)
Mangilao Investment LLC		24,131	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		24,002	134	—	(278)
Jeju Hanlim Offshore Wind Co., Ltd.		36	—	—	—
PT. Siborpa Eco Power		11,562	214	—	(518)

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)	Financial information of Cogentrix Solar Services, LLC includes that of two other subsidiaries, Solar Investments I, LLC and Cogentrix of Alamosa, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2018 and 2017 are as follows:

In millions of won
2018
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	163,622	628,725	281,390	956,928	2,030,665
Non-current assets		267,822	646,640	490,090	2,760,500	4,165,052
Current liabilities		(16,819)	(270,097)	(248,402)	(559,552)	(1,094,870)
Non-current liabilities		(36,594)	(26,331)	(61,698)	(1,933,583)	(2,058,206)
Net assets		378,031	978,937	461,380	1,224,293	3,042,641
Book value of non-controlling interest		185,235	479,679	156,500	680,963	1,502,377
Sales		99,844	1,239,604	433,701	966,037	2,739,186
Profit for the period		49,631	160,791	12,937	92,457	315,816
Profit for the period attributable to non-controlling interest		24,319	78,788	4,388	28,475	135,970
Cash flows from operating activities		92,822	129,700	81,042	110,448	414,012
Cash flows from investing activities		(4,452)	(123,593)	(50,569)	35,167	(143,447)
Cash flows from financing activities before dividends to non-controlling interest		(53,733)	(33,737)	(14,591)	(374,669)	(476,730)
Dividends to non-controlling interest		(51,626)	(32,414)	(2,839)	(23,452)	(110,331)
Effect of exchange rate fluctuation		2,840	(124)	31	1,304	4,051
Net increase (decrease) of cash and cash equivalents		(14,149)	(60,168)	13,074	(251,202)	(312,445)

In millions of won
2017
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	160,588	623,934	257,529	1,269,175	2,311,226
Non-current assets		314,036	571,152	504,637	2,588,833	3,978,658
Current liabilities		(21,546)	(278,562)	(221,860)	(394,320)	(916,288)
Non-current liabilities		(36,255)	(16,127)	(83,274)	(2,014,925)	(2,150,581)
Net assets		416,823	900,397	457,032	1,448,763	3,223,015
Book value of non-controlling interest		204,243	441,194	155,025	612,245	1,412,707
Sales		109,183	1,232,113	490,193	719,087	2,550,576
Profit for the period		66,320	135,482	21,222	66,419	289,443
Profit for the period attributable to non-controlling interest		32,497	66,386	7,199	20,447	126,529
Cash flows from operating activities		123,534	129,801	62,578	60,021	375,934
Cash flows from investing activities		(5,276)	(193,408)	(8,622)	(409,353)	(616,659)
Cash flows from financing activities before dividends to non-controlling interest		(44,442)	(15,606)	(55,504)	339,432	223,880
Dividends to non-controlling interest		(48,855)	(14,994)	(1,419)	(20,840)	(86,108)
Effect of exchange rate fluctuation		(7,432)	(1,267)	(101)	(24,206)	(33,006)
Net increase (decrease) of cash and cash equivalents		17,529	(95,474)	(3,068)	(54,946)	(135,959)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i) Details of goodwill as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii) There are no changes in goodwill for the years ended December 31, 2018 and 2017.

(7)	Disposals of subsidiaries

The Company liquidated KEPCO Canada Energy Ltd , Cogentrix Solar Services, LLC, Solar Investments I, LLC, and PT KEPCO Resource Indonesia during the year ended December 31, 2018.

(i) The fair value of proceeds from disposal as of December 31, 2018 is as follows:

In millions of won	2018
Consideration received in cash	~~W~~	160
Net assets transferred due to liquidation		—

Total	~~W~~	160

(ii) The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the year ended December 31, 2018 is as follows:

In millions of won	2018
Current assets
Cash and cash equivalents	~~W~~	175
Trade and other receivables		11
Current liabilities
Trade and other payables		(28)

	~~W~~	158

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

19.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii) Gain from disposals of subsidiaries for the year ended December 31, 2018 is as follows:

In millions of won	2018
Fair value of sale price	~~W~~	160
Net assets disposed		(158)
Non-controlling interests		—
Realization of unrealized gain		70
Other comprehensive income		—

Gain from disposals of subsidiaries (*1)	~~W~~	72

(*1)	Gain from disposals of subsidiaries is included in the consolidated statements of comprehensive income (loss).

(iv)	Net cashflow from sales of subsidiaries for the year ended December 31, 2018 is as follows:

In millions of won	2018
Consideration received in cash	~~W~~	160
Less: cash held by disposed subsidiary		(175)

Net cash flow	~~W~~	(15)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows:

In millions of won
2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,701,848
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,338
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	3,465
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,220
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	127,160
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	251,802
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	209
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,665
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	2,569
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,419
Daeryun Power Co., Ltd. (*3)	Power generation	KOREA	9.34%		40,854	26,099
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,086
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,337
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,558
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	647,010
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	108,628
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,097
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	511,646
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	114,566
Pioneer Gas Power Limited (*7)	Power generation	INDIA	38.50%		49,831	20,395
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		84,374	77,165
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*10)	Power generation	KOREA	8.80%		714	115
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	365
Samcheok Eco Materials Co., Ltd. (*9)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	8,015
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	—
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,459
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,495
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	202
Dongducheon Dream Power Co., Ltd. (*14)	Power generation	KOREA	33.61%		148,105	76,386
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,366
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,002
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,589
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	4,333
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	12,537
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	1,593
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	4,628
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	175
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	10,401
Korea Electric Power Corporation Fund (*11)	Developing electric enterprises	KOREA	98.09%		51,500	47,189
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	665
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	17
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	460
Nepal Water & Energy Development Company Private Limited (*13)	Construction and operation of utility plant	NEPAL	57.67%		33,577	30,961
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	1,206
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,020
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd (*2)	Power generation	KOREA	9.63%		533	533

				~~W~~	2,338,421	4,064,820

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows, continued:

In millions of won
2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%	~~W~~	11,355	188
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	61.53%		14,439	—
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	27,251
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	792
Waterbury Lake Uranium L.P.	Resources development	CANADA	34.07%		26,602	19,032
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,379
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,209
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,306
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	9,981
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	39,442
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	105,328
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,834
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	239,632
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,708
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,761
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	240,591
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	515
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,676
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,669
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	177,357
KAPES, Inc. (*6)	R&D	KOREA	51.00%		5,629	9,079
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	19,912
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,860
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	42,505
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,843
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	72,824
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	7,081
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	579
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	16,751
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		3,191	1,632
Barakah One Company (*12)	Power generation	UAE	18.00%		118	3,807
Nawah Energy Company (*12)	Operation of utility plant	UAE	18.00%		296	274
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	582
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	41,110
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,304
Chester Solar IV SpA (*6)	Power generation	CHILE	81.82%		1,700	1,851
Chester Solar V SpA (*6)	Power generation	CHILE	81.82%		525	474
Diego de Almagro Solar SpA (*6)	Power generation	CHILE	81.82%		2,091	1,663
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		16,231	16,124
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,433
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	51,094
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	38,898
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,415
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,410
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,898
Laurel SpA (*6)	Power generation	CHILE	81.82%		1,222	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*3)	Power generation	AUSTRALIA	12.37%		4,095	3,940
Chile Solar JV SpA	Power generation	CHILE	50.00%		36,654	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	46.58%		8,500	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	24.76%		2,073	2,073
Chester Solar I SpA (*6)	Power generation	CHILE	81.82%		1,181	1,181
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	47,903

					1,647,317	1,813,525

				~~W~~	3,985,738	5,878,345

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)

The effective percentage of ownership is 100%. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*8)

As of December 31, 2018, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*9)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*10)

The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*11)

The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*12)

The effective percentage of ownership is less than 20% but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity

(*13)

The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*14)	The effective percentage of ownership is 34.01% considering redeemable convertible preferred stock.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,618,868
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,606
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	8,337
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,855
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	114,806
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	237,631
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	215
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,319
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,089
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	4,136
Daeryun Power Co., Ltd. (*3, 9)	Power generation	KOREA	13.13%		25,477	25,113
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,515
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,218
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	52,283
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	649,973
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	97,410
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,403
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	451,831
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	116,945
Pioneer Gas Power Limited (*7)	Power generation	INDIA	38.50%		49,831	38,659
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		71,481	61,779
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*11, 14)	Power generation	KOREA	8.80%		714	208
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*10)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	2,067
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	20,598
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,597
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,583
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		43,920	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	187
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		111,134	53,233
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,476
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,718
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	3,763
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	3,659
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.) (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,604	1,749
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,370
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	383
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	8,560
Korea Electric Power Corporation Fund (*12)	Developing electric enterprises	KOREA	98.09%		51,500	47,974
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	476
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	11
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	194
Nepal Water & Energy Development Company Private Limited (*15)	Construction and operation of utility plant	NEPAL	62.13%		33,577	30,498

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%	~~W~~	2,000	1,772
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,250

					2,240,761	3,837,421

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%		11,355	258
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	61.53%		14,439	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,262
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	15,675
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	663
Waterbury Lake Uranium L.P.	Resources development	CANADA	35.76%		26,602	19,781
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,202
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,375
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	217,094
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	10,840
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	11,060
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	99,356
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,987
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	221,153
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	6,703
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,346
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	220,727
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	577
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,463
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,969
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	145,676
KAPES, Inc. (*6)	R&D	KOREA	51.00%		5,629	7,476
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	57,928
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,302
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	48,118
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,734
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	183
Kelar S.A (*6)	Power generation	CHILE	65.00%		77,220	67,233
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,776
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	619
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	13,786
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	—
Barakah One Company (*13)	Power generation	UAE	18.00%		118	626
Nawah Energy Company (*13)	Operation of utility plant	UAE	18.00%		296	258
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	391
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	42,391
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,294
Chester Solar IV SpA (*6)	Power generation	CHILE	81.82%		1,700	1,700
Chester Solar V SpA (*6)	Power generation	CHILE	81.82%		525	525
Diego de Almagro Solar SpA (*6)	Power generation	CHILE	81.82%		2,091	2,091
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		7,090	6,704

					1,469,978	1,493,275

				~~W~~3,710,739		5,330,696

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)

The effective percentage of ownership is 100%. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)

The effective percentage of ownership is more than 100%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*8)

As of December 31, 2017, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*9)	The effective percentage of ownership is 19.45% considering stock purchase options.
(*10)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*11)

The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*12)

The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*13)

The effective percentage of ownership is less than 20% but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity

(*14)	The percentage of ownership decreased since the Company did not participate in the capital increase of Green Biomass Co., Ltd. during the period.
(*15)

The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2018 and 2017 are as follows:

In millions of won
Investees	2018		2017
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	33,609	38,667
Korea Gas Corporation		910,980	804,195
YTN Co., Ltd.		18,900	18,855
SPC Power Corporation		72,710	72,616
PT. Bayan Resources TBK		1,017,601	558,267

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows :

In millions of won
2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,618,868	—	—	—	107,952	(24,843)	(129)	1,701,848
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,872)	2,584	(102)	(610)	21,838
YTN Co., Ltd.		40,606	—	—	(180)	545	(186)	(447)	40,338
Cheongna Energy Co., Ltd.		8,337	—	—	—	(4,872)	—	—	3,465
Gangwon Wind Power Co., Ltd.		13,855	—	—	(2,272)	1,637	—	—	13,220
Hyundai Green Power Co., Ltd.		114,806	—	—	(8,889)	21,243	—	—	127,160
Korea Power Exchange		237,631	—	—	—	16,031	—	(1,860)	251,802
AMEC Partners Korea Ltd.		215	—	—	—	(6)	—	—	209
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,319	—	—	(196)	542	—	—	5,665
Taeback Guinemi Wind Power Co., Ltd.		3,089	—	—	—	(520)	—	—	2,569
Pyeongchang Wind Power Co., Ltd.		4,136	—	—	—	1,283	—	—	5,419
Daeryun Power Co., Ltd. (*5)		25,113	—	—	—	(189)	184	991	26,099
Changjuk Wind Power Co., Ltd.		7,515	—	—	(416)	987	—	—	8,086
KNH Solar Co., Ltd.		2,218	—	—	—	119	—	—	2,337
SPC Power Corporation		52,283	—	—	(9,549)	4,235	10,578	11	57,558
Gemeng International Energy Co., Ltd.		649,973	—	—	(11,246)	15,156	(6,873)	—	647,010
PT. Cirebon Electric Power		97,410	—	—	(4,432)	9,385	6,265	—	108,628
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	2,615	(471)	(2,144)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	2,342	(414)	(1,928)	—
PT Wampu Electric Power		29,403	—	—	—	408	1,286	—	31,097
PT. Bayan Resources TBK		451,831	—	—	(33,651)	74,776	18,690	—	511,646
S-Power Co., Ltd.		116,945	—	—	—	(2,326)	—	(53)	114,566
Pioneer Gas Power Limited		38,659	—	—	—	(17,684)	(580)	—	20,395
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		61,779	12,893	—	—	(479)	2,972	—	77,165
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		208	—	—	—	(93)	—	—	115
PT. Mutiara Jawa		—	—	—	—	349	16	—	365
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		2,067	—	—	—	5,687	—	261	8,015
Naepo Green Energy Co., Ltd. (*4)		20,598	—	—	—	(13,511)	—	(7,087)	—
Goseong Green Energy Co., Ltd.		2,597	—	—	—	(138)	—	—	2,459
Gangneung Eco Power Co., Ltd.		2,583	—	—	—	(88)	—	—	2,495
Shin Pyeongtaek Power Co., Ltd.		34,903	28,080	—	—	(2,946)	6,673	890	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.		187	—	—	—	15	—	—	202
Dongducheon Dream Power Co., Ltd.		53,233	36,971	—	—	(13,824)	—	6	76,386
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,476	—	—	—	(110)	—	—	3,366
Daegu Photovoltaic Co., Ltd.		1,718	—	—	(128)	412	—	—	2,002
Jeongam Wind Power Co., Ltd.		3,763	—	—	—	826	—	—	4,589
Korea Power Engineering Service Co., Ltd.		3,659	—	—	(218)	929	—	(37)	4,333
Busan Green Energy Co., Ltd.		7,363	—	—	—	5,037	—	137	12,537
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,749	196	—	—	(352)	—	—	1,593
Ulleungdo Natural Energy Co., Ltd.		6,370	—	—	—	(1,749)	—	7	4,628
Korea Nuclear Partners Co., Ltd.		383	—	—	—	(208)	—	—	175
Tamra Offshore Wind Power Co., Ltd.		8,560	—	—	—	1,841	—	—	10,401

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Korea Electric Power Corporation Fund	~~W~~	47,974	—	—	—	(505)	(280)	—	47,189
Energy Infra Asset Management Co., Ltd.		476	—	—	—	189	—	—	665
Daegu clean Energy Co., Ltd.		11	—	—	—	6	—	—	17
YaksuESS Co., Ltd		194	—	—	—	266	—	—	460
Nepal Water & Energy Development Company Private Limited		30,498	—	—	—	(770)	1,233	—	30,961
Gwangyang Green Energy Co., Ltd.		1,772	—	—	—	(566)	—	—	1,206
PND solar., Ltd		1,250	—	—	—	(230)	—	—	1,020
Hyundai Eco Energy Co., Ltd.		—	3,610	—	—	(222)	—		3,388
YeongGwang Yaksu Wind Electric. Co., Ltd		—	533	—	—	—	—	—	533

		3,837,421	82,283	—	(73,049)	216,009	14,148	(11,992)	4,064,820

<Joint ventures>
KEPCO-Uhde Inc.		258	—	—	—	(70)	—	—	188
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd. (*3)		27,262	—	—	—	743	1,009	(29,014)	—
Shuweihat Asia Power Investment B.V.		15,675	—	(1,632)	(499)	3,075	10,632	—	27,251
Shuweihat Asia Operation & Maintenance Company		663	—	—	(859)	946	42	—	792
Waterbury Lake Uranium L.P.		19,781	—	—	—	(3)	(746)	—	19,032
ASM-BG Investicii AD		21,202	—	—	(1,039)	2,236	(1,020)	—	21,379
RES Technology AD		14,375	—	—	—	812	22	—	15,209
KV Holdings, Inc.		1,918	—	—	(735)	772	(37)	—	1,918
KEPCO SPC Power Corporation		217,094	—	—	(41,601)	44,909	(12,092)	(4)	208,306
Gansu Datang Yumen Wind Power Co., Ltd.		10,840	—	—	—	(818)	(41)	—	9,981
Datang Chifeng Renewable Power Co., Ltd.		171,055	—	—	(18,859)	14,808	(842)	—	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd. (*3)		11,060	—	—	—	582	(1,214)	29,014	39,442
Rabigh Electricity Company		99,356	—	—	(29,067)	13,305	22,371	(637)	105,328
Rabigh Operation & Maintenance Company Limited		3,987	—	—	(1,147)	2,820	174	—	5,834
Jamaica Public Service Company Limited		221,153	—	—	(4,472)	13,099	9,852	—	239,632
KW Nuclear Components Co., Ltd.		6,703	—	—	(208)	1,213	—	—	7,708
Busan Shinho Solar Power Co., Ltd.		4,346	—	—	(340)	755	—	—	4,761
GS Donghae Electric Power Co., Ltd.		220,727	—	—	—	20,061	—	(197)	240,591
Global Trade Of Power System Co., Ltd.		577	—	—	—	(62)	—	—	515
Expressway Solar-light Power Generation Co., Ltd.		2,463	—	—	—	213	—	—	2,676
KODE NOVUS I LLC (*1)		—	—	—	—	—	1,374	(1,374)	—
KODE NOVUS II LLC (*2)		—	—	—	—	—	810	(810)	—
Daejung Offshore Wind Power Co., Ltd.		2,969	—	—	—	(300)	—	—	2,669
Amman Asia Electric Power Company		145,676	—	—	—	19,604	12,077	—	177,357
KAPES, Inc.		7,476	—	—	—	1,543	—	60	9,079
Dangjin Eco Power Co., Ltd.		57,928	—	—	—	(38,042)	(65)	91	19,912
Honam Wind Power Co., Ltd.		4,302	—	—	(348)	906	—	—	4,860
Chun-cheon Energy Co., Ltd.		48,118	—	—	—	(5,613)	—	—	42,505

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Yeonggwangbaeksu Wind Power Co., Ltd.	~~W~~	2,734	—	—	—	109	—	—	2,843
Nghi Son 2 Power LLC		183	—	—	—	2,657	(2,840)	—	—
Kelar S.A		67,233	—	—	—	2,732	2,859	—	72,824
PT. Tanjung Power Indonesia		1,776	—	—	—	3,373	1,928	4	7,081
Incheon New Power Co., Ltd.		619	—	—	(41)	1	—	—	579
Seokmun Energy Co., Ltd.		13,786	—	—	—	2,965	—	—	16,751
Daehan Wind Power PSC		—	2,288	—	—	(1,311)	37	618	1,632
Barakah One Company		626	—	—	—	2,162	1,019	—	3,807
Nawah Energy Company		258	—	—	—	4	12	—	274
MOMENTUM		391	—	—	—	195	(4)	—	582
Daegu Green Power Co., Ltd.		42,391	—	—	—	(1,283)	—	2	41,110
Yeonggwang Wind Power Co., Ltd.		15,294	—	—	—	10	—	—	15,304
Chester Solar IV SpA		1,700	—	—	—	301	(150)	—	1,851
Chester Solar V SpA		525	—	—	—	(21)	(30)	—	474
Diego de Almagro Solar SpA		2,091	—	—	—	(299)	(129)	—	1,663
South Jamaica Power Company Limited		6,704	9,141	—	—	(184)	463	—	16,124
Daesan Green Energy Co., Ltd.		—	17,850	—	—	(417)	—	—	17,433
RE Holiday Holdings LLC		—	42,948	—	(112)	8,055	203	—	51,094
RE Pioneer Holdings LLC		—	27,891	—	(979)	11,585	401	—	38,898
RE Barren Ridge 1 Holdings LLC		—	28,021	—	(1,114)	13,994	514	—	41,415
RE Astoria 2 LandCo LLC		—	5,188	—	(504)	866	(140)	—	5,410
RE Barren Ridge LandCo LLC		—	2,187	—	(202)	(25)	(62)	—	1,898
Laurel SpA		—	1,222	—	—	(309)	8	—	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		—	4,095	—	—	(23)	(132)	—	3,940
Chile Solar JV SpA		—	36,654	—	—	4,453	(5,278)	1,036	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.		—	8,500	—	—	8	—	—	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.		—	2,073	—	—	—	—	—	2,073
Chester Solar I SpA (*6)		—	1,181	—	—	—	—	—	1,181
Solar Philippines Calatagan Corporation		—	47,903	—	—	—	—	—	47,903

		1,493,275	237,142	(1,632)	(102,126)	147,092	40,985	(1,211)	1,813,525

	~~W~~	5,330,696	319,425	(1,632)	(175,175)	363,101	55,133	(13,203)	5,878,345

(*1)

The Company reclassified its shares of KODE NOVUS I LLC to financial assets at FVOCI during the year ended December 31, 2018 due to non-participation of capital increase that resulted in loss of significant influence.

(*2)	The Company sold all of its shares of KODE NOVUS II LLC during the year ended December 31, 2018.
(*3)	Datang Chaoyang Renewable Power Co., Ltd. was merged with Datang KEPCO Chaoyang Renewable Power Co., Ltd. during the year ended December 31, 2018.
(*4)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~7,087 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2018.

(*5)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~820 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,933,877	—	—	—	(242,232)	(72,648)	(129)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		20,475	—	—	(2,061)	3,428	102	(106)	21,838
YTN Co., Ltd.		38,156	—	—	(135)	1,095	929	561	40,606
Cheongna Energy Co., Ltd.		12,373	—	—	—	(4,036)	—	—	8,337
Gangwon Wind Power Co., Ltd.		13,069	—	—	(852)	1,638	—	—	13,855
Hyundai Green Power Co., Ltd.		115,998	—	—	(8,889)	7,697	—	—	114,806
Korea Power Exchange		223,238	—	—	—	8,831	—	5,562	237,631
AMEC Partners Korea Ltd.		225	—	—	—	(10)	—	—	215
Hyundai Energy Co., Ltd.		1,031	—	—	—	(3,498)	—	2,467	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,750	—	—	—	569	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		3,131	—	—	—	(42)	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		3,383	—	—	—	753	—	—	4,136
Daeryun Power Co., Ltd.		29,873	—	—	—	(4,762)	—	2	25,113
Changjuk Wind Power Co., Ltd.		6,930	—	—	(111)	696	—	—	7,515
KNH Solar Co., Ltd.		2,073	—	—	—	145	—	—	2,218
SPC Power Corporation		56,818	—	—	(5,562)	4,310	(3,276)	(7)	52,283
Gemeng International Energy Co., Ltd.		680,065	—	—	(13,365)	6,953	(23,680)	—	649,973
PT. Cirebon Electric Power		96,658	—	—	(550)	10,685	2,232	(11,615)	97,410
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,914)	1,536	378	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,712)	1,407	305	—
PT Wampu Electric Power		23,188	—	—	—	9,336	—	(3,121)	29,403
PT. Bayan Resources TBK		402,667	—	—	—	34,122	14,982	60	451,831
S-Power Co., Ltd.		123,912	—	—	—	(6,982)	—	15	116,945
Pioneer Gas Power Limited		50,740	—	—	—	(11,119)	(1,238)	276	38,659
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		51,544	22,362	—	—	(4,264)	(7,863)	—	61,779
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	(31)	—	31	—
Green Biomass Co., Ltd.		47	—	—	—	(112)	—	273	208
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		1,217	—	—	—	850	—	—	2,067
Naepo Green Energy Co., Ltd. (*2)		25,438	—	—	—	(1,400)	—	(3,440)	20,598
Goseong Green Energy Co., Ltd.		2,663	—	—	—	(66)	—	—	2,597
Gangneung Eco Power Co., Ltd.		2,646	—	—	—	(63)	—	—	2,583
Shin Pyeongtaek Power Co., Ltd.		—	43,880	—	—	(10,998)	(3,617)	5,638	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		181	—	—	—	6	—	—	187
DS POWER Co., Ltd. (*4)		7,190	—	—	—	(1,321)	—	(5,869)	—
Dongducheon Dream Power Co., Ltd. (*1,3)		46,876	—	—	—	(10,980)	—	17,337	53,233
KS Solar Co., Ltd.		604	—	(613)	—	—	9	—	—
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,525	—	—	—	(49)	—	—	3,476
Daegu Photovoltaic Co., Ltd.		1,700	—	—	(349)	367	—	—	1,718
Jeongam Wind Power Co., Ltd.		4,000	—	—	—	(237)	—	—	3,763
Korea Power Engineering Service Co., Ltd.		2,810	—	—	(191)	1,030	—	10	3,659
Busan Green Energy Co., Ltd.		13,803	—	(9,320)	—	2,884	—	(4)	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,103	1,008	—	—	(362)	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		6,894	—	—	—	(524)	—	—	6,370
Korea Nuclear Partners Co., Ltd.		248	—	—	—	135	—	—	383
Tamra Offshore Wind Power Co., Ltd.		7,015	—	—	—	1,545	—	—	8,560

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Korea Electric Power Corporation Fund	~~W~~	50,856	—	—	—	(2,171)	(711)	—	47,974
Energy Infra Asset Management Co., Ltd.		259	—	—	—	217	—	—	476
Daegu clean Energy Co., Ltd.		140	—	—	—	(129)	—	—	11
YaksuESS Co., Ltd		196	—	—	—	(2)	—	—	194
Nepal Water & Energy Development Company Private Limited		18,667	15,009	—	—	(677)	(2,501)	—	30,498
Gwangyang Green Energy Co., Ltd.		—	2,000	—	—	(228)	—	—	1,772
PND solar., Ltd		—	1,250	—	—	—	—	—	1,250

		4,092,252	85,509	(9,933)	(32,065)	(212,629)	(94,337)	8,624	3,837,421

<Joint ventures>
KEPCO-Uhde Inc.		301	—	—	—	(43)	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,239	—	—	(839)	840	(978)	—	27,262
Shuweihat Asia Power Investment B.V.		—	—	—	(1,707)	4,275	12,457	650	15,675
Shuweihat Asia Operation & Maintenance Company		450	—	—	(770)	1,055	(172)	100	663
Waterbury Lake Uranium L.P.		21,314	—	—	—	(23)	(949)	(561)	19,781
ASM-BG Investicii AD		21,488	—	—	(946)	(150)	810	—	21,202
RES Technology AD		13,582	—	—	—	1,053	(260)	—	14,375
KV Holdings, Inc.		2,098	—	—	—	61	(241)	—	1,918
KEPCO SPC Power Corporation		245,367	—	—	(37,443)	42,359	(33,230)	41	217,094
Canada Korea Uranium Limited partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		12,821	—	—	—	(1,299)	(682)	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		166,535	—	—	—	14,079	(9,559)	—	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,843	—	—	—	837	(620)	—	11,060
Rabigh Electricity Company		97,802	—	—	(18,112)	35,769	(15,227)	(876)	99,356
Rabigh Operation & Maintenance Company Limited		4,427	—	—	(2,130)	2,236	(546)	—	3,987
Jamaica Public Service Company Limited		249,453	—	—	—	—	(28,300)	—	221,153
KW Nuclear Components Co., Ltd.		7,133	—	—	(208)	(222)	—	—	6,703
Busan Shinho Solar Power Co., Ltd.		3,814	—	—	(63)	595	—	—	4,346
GS Donghae Electric Power Co., Ltd.		205,948	—	—	—	14,714	—	65	220,727
Global Trade Of Power System Co., Ltd.		477	—	—	—	100	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		2,343	—	—	—	120	—	—	2,463
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,015	200	—	—	(246)	—	—	2,969
Amman Asia Electric Power Company		153,857	—	—	(12,213)	19,957	(15,925)	—	145,676
KAPES, Inc.		4,758	—	—	—	2,752	—	(34)	7,476
Dangjin Eco Power Co., Ltd.		53,253	5,440	—	—	(752)	(3)	(10)	57,928
Honam Wind Power Co., Ltd.		4,451	—	—	(487)	338	—	—	4,302
Chun-cheon Energy Co., Ltd.		50,592	—	—	—	(2,474)	—	—	48,118

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Yeonggwangbaeksu Wind Power Co., Ltd.	~~W~~	2,689	—	—	—	45	—	—	2,734
Nghi Son 2 Power LLC		229	993	—	—	(1,039)	—	—	183
Kelar S.A		—	73,040	—	—	(633)	(5,175)	1	67,233
PT. Tanjung Power Indonesia		1,946	—	—	—	2,112	(2,281)	(1)	1,776
Incheon New Power Co., Ltd.		563	—	—	—	56	—	—	619
Seokmun Energy Co., Ltd.		391	14,790	—	—	(1,219)	(176)	—	13,786
Daehan Wind Power PSC		16	—	—	—	(40)	22	2	—
Barakah One Company		116	—	—	—	570	(60)	—	626
Nawah Energy Company		290	—	—	—	(5)	(27)	—	258
MOMENTUM		67	—	—	—	321	3	—	391
Daegu Green Power Co., Ltd.		47,528	—	—	—	(5,133)	—	(4)	42,391
Yeonggwang Wind Power Co., Ltd.		—	15,375	—	—	(25)	(56)	—	15,294
Chester Solar IV SpA		—	1,700	—	—	—	—	—	1,700
Chester Solar V SpA		—	525	—	—	—	—	—	525
Diego de Almagro Solar SpA		—	2,091	—	—	—	—	—	2,091
South Jamaica Power Company Limited		—	7,090	—	—	—	—	(386)	6,704

		1,418,196	121,244	—	(74,918)	130,941	(101,175)	(1,013)	1,493,275

	~~W~~	5,510,448	206,753	(9,933)	(106,983)	(81,688)	(195,512)	7,611	5,330,696

(*1)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~23,798 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2017.

(*2)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~3,440 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2017.

(*3)	‘Others’ include ~~W~~41,170 million of assets held-for-sale (note 45).
(*4)	‘Others’ include ~~W~~4,438 million of assets held-for-sale (note 45), and also include ~~W~~1,439 million of available-for-sale financial assets which is reclassified due to loss of significant influence.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2017 are as follows:

In millions of won
2018
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*1)	~~W~~	39,689,692	31,186,488	26,185,038	523,480
Korea Electric Power Industrial Development Co., Ltd.		144,425	69,123	325,694	9,987
YTN Co., Ltd.		286,964	98,682	132,382	1,587
Cheongna Energy Co., Ltd.		431,234	428,921	64,594	(11,110)
Gangwon Wind Power Co., Ltd.		89,614	1,805	25,407	10,926
Hyundai Green Power Co., Ltd.		1,127,220	688,738	501,798	66,925
Korea Power Exchange		304,318	52,516	108,571	16,031
AMEC Partners Korea Ltd.		1,113	14	—	(26)
Hyundai Energy Co., Ltd.		470,818	527,590	101,998	(33,947)
Ecollite Co., Ltd.		1,944	312	—	(68)
Taebaek Wind Power Co., Ltd.		36,986	14,325	8,233	2,170
Taeback Guinemi Wind Power Co., Ltd.		10,929	653	—	(2,082)
Pyeongchang Wind Power Co., Ltd.		82,038	60,362	12,615	4,249
Daeryun Power Co., Ltd.		798,569	510,358	62,252	(4,958)
Changjuk Wind Power Co., Ltd.		33,148	6,194	7,929	3,291
KNH Solar Co., Ltd.		22,598	13,942	3,586	439
SPC Power Corporation		225,599	16,819	50,317	37,355
Gemeng International Energy Co., Ltd.		7,155,937	4,420,561	1,921,367	120,558
PT. Cirebon Electric Power		876,069	481,061	274,962	33,144
KNOC Nigerian East Oil Co., Ltd.		78,841	152,017	—	(398)
KNOC Nigerian West Oil Co., Ltd.		70,437	137,663	—	(400)
PT Wampu Electric Power		223,009	155,406	13,463	4,624
PT. Bayan Resources TBK		1,388,199	566,890	1,707,387	521,666
S-Power Co., Ltd.		825,354	588,022	551,378	(6,185)
Pioneer Gas Power Limited		311,742	316,810	—	(45,934)
Eurasia Energy Holdings		572	1,020	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,015,013	702,187	—	(1,214)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		4,411	3,107	909	(1,057)
PT. Mutiara Jawa		24,022	22,763	14,393	3,917
Samcheok Eco Materials Co., Ltd.		24,391	2,921	4,135	(1,836)
Noeul Green Energy Co., Ltd.		147,886	120,249	58,686	19,453
Naepo Green Energy Co., Ltd.		93,194	76,190	6,459	(6,623)
Goseong Green Energy Co., Ltd.		1,891,662	1,659,415	—	(7,323)
Gangneung Eco Power Co., Ltd.		813,938	651,621	—	(4,194)
Shin Pyeongtaek Power Co., Ltd.		674,100	511,582	—	682
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,630	1,915	455	52
Dongducheon Dream Power Co., Ltd.		1,512,510	1,244,178	828,430	(22,864)
Jinbhuvish Power Generation Pvt. Ltd.		63,163	13,044	—	—
SE Green Energy Co., Ltd.		7,048	—	—	(230)
Daegu Photovoltaic Co., Ltd.		16,828	9,923	3,695	1,645
Jeongam Wind Power Co., Ltd.		93,444	81,971	1,559	2,154
Korea Power Engineering Service Co., Ltd.		18,609	3,666	20,809	3,207
Busan Green Energy Co., Ltd.		195,227	151,995	77,011	17,370
Gunsan Bio Energy Co., Ltd.		8,990	20,660	—	(4,420)
Korea Electric Vehicle Charging Service		15,019	9,328	8,615	(1,056)
Ulleungdo Natural Energy Co., Ltd.		17,134	1,625	—	(5,855)
Korea Nuclear Partners Co., Ltd.		615	12	80	(707)
Tamra Offshore Wind Power Co., Ltd.		170,238	131,717	21,701	4,077
Korea Electric Power Corporation Fund		48,280	176	1,315	(649)
Energy Infra Asset Management Co., Ltd.		7,225	507	5,757	2,193
Daegu clean Energy Co., Ltd.		389	328	—	(190)
YaksuESS Co., Ltd		7,525	5,944	2,094	1,259
Nepal Water & Energy Development Company Private Limited		55,453	4,249	—	(984)
Gwangyang Green Energy Co., Ltd.		29,234	23,293	—	(2,831)
PND solar., Ltd		42,283	39,297	1,094	(795)
Hyundai Eco Energy Co., Ltd.		165,555	148,852	—	(2,193)
YeongGwang Yaksu Wind Electric. Co., Ltd		46,027	43,606	7,604	(493)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2018
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	403	34	18	(139)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Shuweihat Asia Power Investment B.V.		55,614	—	—	(187)
Shuweihat Asia Operation & Maintenance Company		1,472	31	2,391	1,719
Waterbury Lake Uranium L.P.		55,933	64	—	—
ASM-BG Investicii AD		84,924	42,166	12,745	4,406
RES Technology AD		69,609	39,192	7,879	1,567
KV Holdings, Inc.		4,795	—	8	1,257
KEPCO SPC Power Corporation		312,093	35,091	184,046	59,543
Gansu Datang Yumen Wind Power Co., Ltd.		79,354	54,402	8,323	(2,046)
Datang Chifeng Renewable Power Co., Ltd.		751,551	336,024	117,270	37,159
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		190,951	92,347	18,824	2,557
Rabigh Electricity Company		2,448,690	2,003,050	274,184	38,789
Rabigh Operation & Maintenance Company Limited		26,172	11,587	26,387	7,173
Jamaica Public Service Company Limited		1,396,421	827,837	992,677	32,507
KW Nuclear Components Co., Ltd.		24,598	7,077	6,031	2,543
Busan Shinho Solar Power Co., Ltd.		45,538	26,494	7,901	3,018
GS Donghae Electric Power Co., Ltd.		2,259,129	1,551,509	787,425	58,976
Global Trade Of Power System Co., Ltd.		2,039	263	1,368	(134)
Expressway Solar-light Power Generation Co., Ltd.		18,443	9,215	2,986	692
Daejung Offshore Wind Power Co., Ltd.		6,440	1,091	—	(590)
Amman Asia Electric Power Company		792,532	496,791	23,676	32,674
KAPES, Inc.		82,494	64,691	57,047	4,710
Dangjin Eco Power Co., Ltd.		51,125	260	—	(111,789)
Honam Wind Power Co., Ltd.		43,713	27,066	7,700	3,122
Chun-cheon Energy Co., Ltd.		666,050	523,904	320,950	(19,133)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,368	80,450	11,366	734
Nghi Son 2 Power LLC		477,947	561,266	144,381	8,979
Kelar S.A		626,206	518,135	87,507	8,587
PT. Tanjung Power Indonesia		505,551	485,321	109,029	9,717
Incheon New Power Co., Ltd.		6,559	4,563	2,687	3
Seokmun Energy Co., Ltd.		253,544	195,782	50,052	10,224
Daehan Wind Power PSC		33,081	29,817	—	(1,799)
Barakah One Company		21,480,187	21,459,035	—	(3,062)
Nawah Energy Company		70,386	68,864	—	—
MOMENTUM		7,476	5,730	16,933	520
Daegu Green Power Co., Ltd.		591,263	523,972	291,734	(4,424)
Yeonggwang Wind Power Co., Ltd.		255,777	219,013	—	(145)
Chester Solar IV SpA		15,307	13,114	1,415	609
Chester Solar V SpA		4,759	4,324	298	(19)
Diego de Almagro Solar SpA		21,317	19,399	78	(340)
South Jamaica Power Company Limited		294,341	213,723	—	(932)
Daesan Green Energy Co., Ltd.		52,582	2,774	—	(1,192)
RE Holiday Holdings LLC		334,742	232,553	9,451	1,319
RE Pioneer Holdings LLC		252,512	174,717	12,364	6,544
RE Barren Ridge 1 Holdings LLC		221,304	138,473	10,567	8,625
RE Astoria 2 Land Co LLC		11,030	210	619	583
RE Barren Ridge Land Co LLC		3,881	84	248	230
Laurel SpA		5,475	4,572	—	(369)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,958	173	—	(222)
Chile Solar JV SpA		73,740	10	73	8,906
Taebaek Gadeoksan Wind Power Co., Ltd.		18,766	499	—	18
Cheong-Song Noraesan Wind Power Co., Ltd.		8,221	24	—	—
Chester Solar I SpA		1,712	562	—	(81)
Solar Philippines Calatagan Corporation		121,650	51,219	16,689	8,732

(*1)	The profit for the year ended December 31, 2018 is net of net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	37,139,439	28,999,025	22,172,305	(1,205,110)
Korea Electric Power Industrial Development Co., Ltd.		155,033	79,730	334,547	16,126
YTN Co., Ltd.		298,122	108,554	131,080	3,638
Cheongna Energy Co., Ltd.		461,958	448,535	56,533	(9,203)
Gangwon Wind Power Co., Ltd.		94,281	2,243	25,963	11,121
Hyundai Green Power Co., Ltd.		1,150,729	754,846	477,373	26,543
Korea Power Exchange		263,499	25,868	105,107	8,831
AMEC Partners Korea Ltd.		1,135	4	1	(53)
Hyundai Energy Co., Ltd.		474,939	511,486	92,992	(43,317)
Ecollite Co., Ltd.		2,052	352	—	(121)
Taebaek Wind Power Co., Ltd.		39,227	17,953	7,056	2,312
Taeback Guinemi Wind Power Co., Ltd.		12,369	12	—	(140)
Pyeongchang Wind Power Co., Ltd.		77,152	60,606	11,907	3,038
Daeryun Power Co., Ltd.		779,258	655,377	156,508	(23,978)
Changjuk Wind Power Co., Ltd.		35,794	10,745	6,981	2,317
KNH Solar Co., Ltd.		24,432	16,215	3,947	628
SPC Power Corporation		137,586	—	68,149	37,395
Gemeng International Energy Co., Ltd.		6,496,294	4,584,608	1,334,833	21,769
PT. Cirebon Electric Power		903,429	549,212	280,452	38,448
KNOC Nigerian East Oil Co., Ltd.		241,808	329,639	—	(10,754)
KNOC Nigerian West Oil Co., Ltd.		147,185	227,588	—	(9,768)
PT Wampu Electric Power		212,095	148,177	779	8,114
PT. Bayan Resources TBK		908,106	556,881	811,515	243,621
S-Power Co., Ltd.		859,633	617,224	489,042	(14,470)
Pioneer Gas Power Limited		339,271	296,898	8,215	(27,796)
Eurasia Energy Holdings		548	978	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		858,789	607,462	—	(16,677)
Hadong Mineral Fiber Co., Ltd.		203	231	—	(260)
Green Biomass Co., Ltd.		6,379	4,018	2,337	(956)
PT. Mutiara Jawa		27,098	29,670	13,574	3,455
Samcheok Eco Materials Co., Ltd.		23,729	270	15	(541)
Noeul Green Energy Co., Ltd.		127,980	120,852	43,099	2,932
Naepo Green Energy Co., Ltd.		121,375	71,945	5,696	(5,603)
Goseong Green Energy Co., Ltd.		1,081,238	841,330	—	(5,811)
Gangneung Eco Power Co., Ltd.		186,765	20,344	—	(3,407)
Shin Pyeongtaek Power Co., Ltd.		175,870	90,662	—	(4,585)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,782	2,120	451	22
Dongducheon Dream Power Co., Ltd.		1,575,175	1,365,845	813,440	(33,740)
Jinbhuvish Power Generation Pvt. Ltd.		66,047	13,640	—	—
SE Green Energy Co., Ltd.		7,278	—	—	(103)
Daegu Photovoltaic Co., Ltd.		17,262	11,339	3,714	1,263
Jeongam Wind Power Co., Ltd.		67,427	58,019	—	(580)
Korea Power Engineering Service Co., Ltd.		15,738	3,121	22,283	3,783
Busan Green Energy Co., Ltd.		193,253	167,864	34,280	9,946
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		9,648	16,462	—	(6,109)
Korea Electric Vehicle Charging Service		14,650	8,404	8,399	(1,295)
Ulleungdo Natural Energy Co., Ltd.		25,842	4,501	—	(1,758)
Korea Nuclear Partners Co., Ltd.		2,033	711	1,345	465
Tamra Offshore Wind Power Co., Ltd.		163,740	132,036	4,392	(191)
Korea Electric Power Corporation Fund		49,170	265	666	(2,213)
Energy Infra Asset Management Co., Ltd.		5,240	431	5,807	2,203
Daegu clean Energy Co., Ltd.		252	212	—	(460)
YaksuESS Co., Ltd		7,105	6,437	381	(6)
Nepal Water & Energy Development Company Private Limited		58,121	11,670	—	(968)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Gwangyang Green Energy Co., Ltd.	~~W~~	20,165	11,393	—	(1,139)
PND solar., Ltd		10,508	6,729	—	(406)
<Joint ventures>
KEPCO-Uhde Inc.		515	7	—	(86)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		138,463	70,309	17,776	2,149
Shuweihat Asia Power Investment B.V.		32,001	10	—	(170)
Shuweihat Asia Operation & Maintenance Company		1,220	14	2,580	1,918
Waterbury Lake Uranium L.P.		55,563	250	—	—
ASM-BG Investicii AD		87,110	44,706	12,611	(262)
RES Technology AD		71,595	42,845	7,793	2,164
KV Holdings, Inc.		4,795	—	671	677
KEPCO SPC Power Corporation		318,911	30,222	186,725	57,364
Gansu Datang Yumen Wind Power Co., Ltd.		81,960	54,859	6,938	(3,253)
Datang Chifeng Renewable Power Co., Ltd.		762,605	334,843	113,329	35,294
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		60,913	33,264	8,442	2,094
Rabigh Electricity Company		2,364,522	1,936,403	287,105	78,948
Rabigh Operation & Maintenance Company Limited		19,992	10,025	22,668	5,668
Jamaica Public Service Company Limited		1,276,279	752,617	946,365	24,601
KW Nuclear Components Co., Ltd.		25,693	10,221	6,486	1,493
Busan Shinho Solar Power Co., Ltd.		47,959	30,573	7,984	2,383
GS Donghae Electric Power Co., Ltd.		2,179,465	1,530,266	351,814	43,180
Global Trade Of Power System Co., Ltd.		3,576	1,586	4,079	365
Expressway Solar-light Power Generation Co., Ltd.		19,143	10,651	3,018	643
KODE NOVUS I LLC		755	108,132	14	(8,117)
KODE NOVUS II LLC		292	47,683	—	(6,018)
Daejung Offshore Wind Power Co., Ltd.		6,193	243	—	(493)
Amman Asia Electric Power Company		759,114	516,174	18,034	33,514
KAPES, Inc.		70,679	56,021	129,962	5,397
Dangjin Eco Power Co., Ltd.		163,197	521	—	(2,182)
Honam Wind Power Co., Ltd.		39,675	24,951	5,961	1,166
Chun-cheon Energy Co., Ltd.		699,652	538,733	164,294	(8,145)
Yeonggwangbaeksu Wind Power Co., Ltd.		94,810	76,621	11,124	297
Nghi Son 2 Power LLC		741	376	—	(2,068)
Kelar S.A		613,293	513,101	90,435	17,590
PT. Tanjung Power Indonesia		374,702	369,627	209,923	6,219
Incheon New Power Co., Ltd.		7,194	5,059	2,972	184
Seokmun Energy Co., Ltd.		247,735	200,197	35,135	(3,939)
Daehan Wind Power PSC		928	1,752	—	(904)
Barakah One Company		17,574,885	17,571,409	—	(1,358)
Nawah Energy Company		1,459	23	—	(11)
MOMENTUM		5,028	3,854	11,555	939
Daegu Green Power Co., Ltd.		602,809	531,103	256,359	(17,700)
Yeonggwang Wind Power Co., Ltd.		212,802	176,062	—	(62)
Chester Solar IV SpA		11,660	9,626	331	151
Chester Solar V SpA		2,081	1,569	—	(49)
Diego de Almagro Solar SpA		8,266	5,830	—	(103)
South Jamaica Power Company Limited		153,958	120,436	—	(755)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2017 are as follows:

In millions of won
2018
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,503,204	21.57%	1,834,141	—	—	(132,293)	1,701,848
Korea Electric Power Industrial Development Co., Ltd.		75,302	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.		188,282	21.43%	40,346	—	(6)	(2)	40,338
Cheongna Energy Co., Ltd.		2,313	43.90%	1,015	2,584	(134)	—	3,465
Gangwon Wind Power Co., Ltd.		87,809	15.00%	13,171	—	—	49	13,220
Hyundai Green Power Co., Ltd.		438,482	29.00%	127,160	—	—	—	127,160
Korea Power Exchange		251,802	100.00%	251,802	—	—	—	251,802
AMEC Partners Korea Ltd.		1,099	19.00%	209	—	—	—	209
Hyundai Energy Co., Ltd.		(56,772)	46.30%	(26,285)	—	(996)	27,281	—
Ecollite Co., Ltd.		1,632	36.10%	589	—	—	(589)	—
Taebaek Wind Power Co., Ltd.		22,661	25.00%	5,665	—	—	—	5,665
Taeback Guinemi Wind Power Co., Ltd.		10,276	25.00%	2,569	—	—	—	2,569
Pyeongchang Wind Power Co., Ltd.		21,676	25.00%	5,419	—	—	—	5,419
Daeryun Power Co., Ltd.		288,211	9.34%	26,919	—	—	(820)	26,099
Changjuk Wind Power Co., Ltd.		26,954	30.00%	8,086	—	—	—	8,086
KNH Solar Co., Ltd.		8,656	27.00%	2,337	—	—	—	2,337
SPC Power Corporation		208,780	38.00%	79,336	—	—	(21,778)	57,558
Gemeng International Energy Co., Ltd.		2,735,376	34.00%	930,028	—	—	(283,018)	647,010
PT. Cirebon Electric Power		395,008	27.50%	108,628	—	—	—	108,628
KNOC Nigerian East Oil Co., Ltd.		(73,176)	14.63%	(10,706)	—	—	10,706	—
KNOC Nigerian West Oil Co., Ltd.		(67,226)	14.63%	(9,835)	—	—	9,835	—
PT Wampu Electric Power		67,603	46.00%	31,097	—	—	—	31,097
PT. Bayan Resources TBK		821,309	20.00%	164,262	423,763	—	(76,379)	511,646
S-Power Co., Ltd.		237,332	49.00%	116,293	—	(1,727)	—	114,566
Pioneer Gas Power Limited		(5,068)	38.50%	(1,951)	22,278	—	68	20,395
Eurasia Energy Holdings		(448)	40.00%	(179)	—	—	179	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		312,826	25.00%	78,207	253	(1,006)	(289)	77,165
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		1,304	8.80%	115	—	—	—	115
PT. Mutiara Jawa		1,259	29.00%	365	—	—	—	365
Samcheok Eco Materials Co., Ltd.		21,470	2.35%	505	—	—	(505)	—
Noeul Green Energy Co., Ltd.		27,637	29.00%	8,015	—	—	—	8,015
Naepo Green Energy Co., Ltd.		17,004	41.67%	7,085	—	—	(7,085)	—
Goseong Green Energy Co., Ltd.		232,247	1.12%	2,590	—	(131)	—	2,459
Gangneung Eco Power Co., Ltd.		162,317	1.61%	2,615	—	(120)	—	2,495
Shin Pyeongtaek Power Co., Ltd.		162,518	40.00%	65,007	12,800	(10,207)	—	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.		715	28.00%	200	—	—	2	202
Dongducheon Dream Power Co., Ltd.		268,332	34.01%	91,260	1,757	(4,049)	(12,582)	76,386
Jinbhuvish Power Generation Pvt. Ltd.		50,119	5.16%	2,586	—	—	(2,586)	—
SE Green Energy Co., Ltd.		7,048	47.76%	3,366	—	—	—	3,366
Daegu Photovoltaic Co., Ltd.		6,905	29.00%	2,002	—	—	—	2,002
Jeongam Wind Power Co., Ltd.		11,473	40.00%	4,589	—	—	—	4,589
Korea Power Engineering Service Co., Ltd.		14,943	29.00%	4,333	—	—	—	4,333
Busan Green Energy Co., Ltd.		43,232	29.00%	12,537	—	—	—	12,537
Gunsan Bio Energy Co., Ltd.		(11,670)	18.87%	(2,202)	—	—	2,202	—
Korea Electric Vehicle Charging Service		5,691	28.00%	1,593	—	—	—	1,593
Ulleungdo Natural Energy Co., Ltd.		15,509	29.85%	4,629	—	—	(1)	4,628
Korea Nuclear Partners Co., Ltd.		603	29.00%	175	—	—	—	175
Tamra Offshore Wind Power Co., Ltd.		38,521	27.00%	10,401	—	—	—	10,401
Korea Electric Power Corporation Fund		48,104	98.09%	47,185	—	—	4	47,189
Energy Infra Asset Management Co., Ltd.		6,718	9.90%	665	—	—	—	665
Daegu clean Energy Co., Ltd.		61	28.00%	17	—	—	—	17
YaksuESS Co., Ltd		1,581	29.00%	458	—	—	2	460
Nepal Water & Energy Development Company Private Limited		51,204	57.67%	29,529	972	—	460	30,961
Gwangyang Green Energy Co., Ltd.		5,941	20.00%	1,188	18	—	—	1,206
PND solar., Ltd		2,986	29.00%	866	154	—	—	1,020
Hyundai Eco Energy Co., Ltd.		16,703	19.00%	3,174	214	—	—	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd		2,421	9.63%	233	300	—	—	533

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2017 are as follows, continued:

In millions of won
2018
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	369	50.85%	188	—	—	—	188
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Shuweihat Asia Power Investment B.V.		55,614	49.00%	27,251	—	—	—	27,251
Shuweihat Asia Operation & Maintenance Company		1,441	55.00%	793	—	—	(1)	792
Waterbury Lake Uranium L.P.		55,869	34.07%	19,032	—	—	—	19,032
ASM-BG Investicii AD		42,758	50.00%	21,379	—	—	—	21,379
RES Technology AD		30,417	50.00%	15,209	—	—	—	15,209
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		277,002	75.20%	208,306	—	—	—	208,306
Gansu Datang Yumen Wind Power Co., Ltd.		24,952	40.00%	9,981	—	—	—	9,981
Datang Chifeng Renewable Power Co., Ltd.		415,527	40.00%	166,211	—	—	(49)	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		98,604	40.00%	39,442	—	—	—	39,442
Rabigh Electricity Company		445,640	40.00%	178,256	—	(70,977)	(1,951)	105,328
Rabigh Operation & Maintenance Company Limited		14,585	40.00%	5,834	—	—	—	5,834
Jamaica Public Service Company Limited		568,584	40.00%	227,434	(80,161)	—	92,359	239,632
KW Nuclear Components Co., Ltd.		17,521	45.00%	7,884	—	—	(176)	7,708
Busan Shinho Solar Power Co., Ltd.		19,044	25.00%	4,761	—	—	—	4,761
GS Donghae Electric Power Co., Ltd.		707,620	34.00%	240,591	—	—	—	240,591
Global Trade Of Power System Co., Ltd.		1,776	29.00%	515	—	—	—	515
Expressway Solar-light Power Generation Co., Ltd.		9,228	29.00%	2,676	—	—	—	2,676
Daejung Offshore Wind Power Co., Ltd.		5,349	49.90%	2,669	—	—	—	2,669
Amman Asia Electric Power Company		295,741	60.00%	177,445	—	—	(88)	177,357
KAPES, Inc.		17,803	51.00%	9,079	—	—	—	9,079
Dangjin Eco Power Co., Ltd.		50,865	34.00%	17,294	2,618	—	—	19,912
Honam Wind Power Co., Ltd.		16,647	29.00%	4,828	32	—	—	4,860
Chun-cheon Energy Co., Ltd.		142,146	29.90%	42,502	3	—	—	42,505
Yeonggwangbaeksu Wind Power Co., Ltd.		18,918	15.00%	2,837	6	—	—	2,843
Nghi Son 2 Power LLC		(83,319)	50.00%	(41,660)	—	—	41,660	—
Kelar S.A		108,071	65.00%	70,246	2,470	—	108	72,824
PT. Tanjung Power Indonesia		20,230	35.00%	7,081	—	—	—	7,081
Incheon New Power Co., Ltd.		1,996	29.00%	579	—	—	—	579
Seokmun Energy Co., Ltd.		57,762	29.00%	16,751	—	—	—	16,751
Daehan Wind Power PSC		3,264	50.00%	1,632	—	—	—	1,632
Barakah One Company		21,152	18.00%	3,807	—	—	—	3,807
Nawah Energy Company		1,522	18.00%	274	—	—	—	274
MOMENTUM		1,746	33.33%	582	—	—	—	582
Daegu Green Power Co., Ltd.		67,291	29.00%	19,514	84	—	21,512	41,110
Yeonggwang Wind Power Co., Ltd.		36,764	41.00%	15,074	230	—	—	15,304
Chester Solar IV SpA		2,193	81.82%	1,794	57	—	—	1,851
Chester Solar V SpA		435	81.82%	356	118	—	—	474
Diego de Almagro Solar SpA		1,918	81.82%	1,569	94	—	—	1,663
South Jamaica Power Company Limited		80,618	20.00%	16,124	—	—	—	16,124
Daesan Green Energy Co., Ltd.		49,808	35.00%	17,433	—	—	—	17,433
RE Holiday Holdings LLC		102,189	50.00%	51,094	—	—	—	51,094
RE Pioneer Holdings LLC		77,795	50.00%	38,898	—	—	—	38,898
RE Barren Ridge 1 Holdings LLC		82,831	50.00%	41,415	—	—	—	41,415
RE Astoria 2 LandCo LLC		10,820	50.00%	5,410	—	—	—	5,410
RE Barren Ridge LandCo LLC		3,797	50.00%	1,898	—	—	—	1,898
Laurel SpA		903	81.82%	739	182	—	—	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,785	12.37%	3,931	9	—	—	3,940
Chile Solar JV SpA		73,730	50.00%	36,865	—	—	—	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.		18,267	46.58%	8,508	—	—	—	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.		8,197	24.76%	2,029	44	—	—	2,073
Chester Solar I SpA		1,150	81.82%	940	241	—	—	1,181
Solar Philippines Calatagan Corporation		70,431	38.00%	26,764	21,139	—	—	47,903

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,140,414	21.57%	1,755,887	—	—	(137,019)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		75,303	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.		189,568	21.43%	40,624	—	(18)	—	40,606
Cheongna Energy Co., Ltd.		13,423	43.90%	5,893	2,584	(140)	—	8,337
Gangwon Wind Power Co., Ltd.		92,038	15.00%	13,806	—	—	49	13,855
Hyundai Green Power Co., Ltd.		395,883	29.00%	114,806	—	—	—	114,806
Korea Power Exchange		237,631	100.00%	237,631	—	—	—	237,631
AMEC Partners Korea Ltd.		1,131	19.00%	215	—	—	—	215
Hyundai Energy Co., Ltd.		(36,547)	46.30%	(16,921)	—	(1,037)	17,958	—
Ecollite Co., Ltd.		1,700	36.10%	614	—	—	(614)	—
Taebaek Wind Power Co., Ltd.		21,274	25.00%	5,319	—	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		12,357	25.00%	3,089	—	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		16,546	25.00%	4,136	—	—	—	4,136
Daeryun Power Co., Ltd.		123,881	19.45%	24,095	1,014	—	4	25,113
Changjuk Wind Power Co., Ltd.		25,049	30.00%	7,515	—	—	—	7,515
KNH Solar Co., Ltd.		8,217	27.00%	2,218	—	—	—	2,218
SPC Power Corporation		137,586	38.00%	52,283	—	—	—	52,283
Gemeng International Energy Co., Ltd.		1,911,686	34.00%	649,973	—	—	—	649,973
PT. Cirebon Electric Power		354,217	27.50%	97,410	—	—	—	97,410
KNOC Nigerian East Oil Co., Ltd.		(87,831)	14.63%	(12,850)	—	—	12,850	—
KNOC Nigerian West Oil Co., Ltd.		(80,403)	14.63%	(11,763)	—	—	11,763	—
PT Wampu Electric Power		63,918	46.00%	29,403	—	—	—	29,403
PT. Bayan Resources TBK		351,225	20.00%	70,245	482,109	—	(100,523)	451,831
S-Power Co., Ltd.		242,409	49.00%	118,780	—	(1,835)	—	116,945
Pioneer Gas Power Limited		42,373	38.50%	16,314	22,278	—	67	38,659
Eurasia Energy Holdings		(430)	40.00%	(172)	—	—	172	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		251,327	25.00%	62,832	74	(838)	(289)	61,779
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		2,361	8.80%	208	—	—	—	208
PT. Mutiara Jawa		(2,572)	29.00%	(746)	—	—	746	—
Samcheok Eco Materials Co., Ltd.		23,459	2.35%	551	—	—	(551)	—
Noeul Green Energy Co., Ltd.		7,128	29.00%	2,067	—	—	—	2,067
Naepo Green Energy Co., Ltd.		49,430	41.67%	20,598	—	—	—	20,598
Goseong Green Energy Co., Ltd.		239,908	1.12%	2,676	—	(79)	—	2,597
Gangneung Eco Power Co., Ltd.		166,421	1.61%	2,681	—	(98)	—	2,583
Shin Pyeongtaek Power Co., Ltd.		85,208	40.00%	34,083	7,808	(6,988)	—	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		662	28.00%	185	—	—	2	187
Dongducheon Dream Power Co., Ltd.		209,330	33.61%	70,356	—	(4,409)	(12,714)	53,233
Jinbhuvish Power Generation Pvt. Ltd.		52,407	5.16%	2,704	—	—	(2,704)	—
SE Green Energy Co., Ltd.		7,278	47.76%	3,476	—	—	—	3,476
Daegu Photovoltaic Co., Ltd.		5,923	29.00%	1,718	—	—	—	1,718
Jeongam Wind Power Co., Ltd.		9,408	40.00%	3,763	—	—	—	3,763
Korea Power Engineering Service Co., Ltd.		12,617	29.00%	3,659	—	—	—	3,659
Busan Green Energy Co., Ltd.		25,389	29.00%	7,363	—	—	—	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(6,814)	18.87%	(1,286)	—	—	1,286	—
Korea Electric Vehicle Charging Service		6,246	28.00%	1,749	—	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		21,341	29.85%	6,370	—	—	—	6,370
Korea Nuclear Partners Co., Ltd.		1,322	29.00%	383	—	—	—	383
Tamra Offshore Wind Power Co., Ltd.		31,704	27.00%	8,560	—	—	—	8,560
Korea Electric Power Corporation Fund		48,905	98.09%	47,971	—	—	3	47,974
Energy Infra Asset Management Co., Ltd.		4,809	9.90%	476	—	—	—	476
Daegu clean Energy Co., Ltd.		40	28.00%	11	—	—	—	11

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2017 are as follows, continued:

In millions of won
2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
YaksuESS Co., Ltd	~~W~~	668	29.00%	193	—	—	1	194
Nepal Water & Energy Development Company Private Limited		46,451	62.13%	28,860	972	—	666	30,498
Gwangyang Green Energy Co., Ltd.		8,772	20.00%	1,754	18	—	—	1,772
PND solar., Ltd		3,779	29.00%	1,096	154	—	—	1,250
<Joint ventures>
KEPCO-Uhde Inc.		508	50.85%	258	—	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,154	40.00%	27,262	—	—	—	27,262
Shuweihat Asia Power Investment B.V.		31,991	49.00%	15,675	—	—	—	15,675
Shuweihat Asia Operation & Maintenance Company		1,206	55.00%	663	—	—	—	663
Waterbury Lake Uranium L.P.		55,313	35.76%	19,780	—	—	1	19,781
ASM-BG Investicii AD		42,404	50.00%	21,202	—	—	—	21,202
RES Technology AD		28,750	50.00%	14,375	—	—	—	14,375
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		288,689	75.20%	217,094	—	—	—	217,094
Gansu Datang Yumen Wind Power Co., Ltd.		27,101	40.00%	10,840	—	—	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		427,762	40.00%	171,105	—	—	(50)	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,649	40.00%	11,060	—	—	—	11,060
Rabigh Electricity Company		428,119	40.00%	171,248	—	(70,978)	(914)	99,356
Rabigh Operation & Maintenance Company Limited		9,967	40.00%	3,987	—	—	—	3,987
Jamaica Public Service Company Limited		523,662	40.00%	209,464	(80,161)	—	91,850	221,153
KW Nuclear Components Co., Ltd.		15,472	45.00%	6,962	—	—	(259)	6,703
Busan Shinho Solar Power Co., Ltd.		17,386	25.00%	4,346	—	—	—	4,346
GS Donghae Electric Power Co., Ltd.		649,199	34.00%	220,727	—	—	—	220,727
Global Trade Of Power System Co., Ltd.		1,990	29.00%	577	—	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		8,492	29.00%	2,463	—	—	—	2,463
KODE NOVUS I LLC		(107,377)	50.00%	(53,689)	—	—	53,689	—
KODE NOVUS II LLC		(47,391)	50.00%	(23,696)	—	—	23,696	—
Daejung Offshore Wind Power Co., Ltd.		5,950	49.90%	2,969	—	—	—	2,969
Amman Asia Electric Power Company		242,940	60.00%	145,764	—	—	(88)	145,676
KAPES, Inc.		14,658	51.00%	7,476	—	—	—	7,476
Dangjin Eco Power Co., Ltd.		162,676	34.00%	55,310	2,618	—	—	57,928
Honam Wind Power Co., Ltd.		14,724	29.00%	4,270	32	—	—	4,302
Chun-cheon Energy Co., Ltd.		160,919	29.90%	48,115	3	—	—	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.		18,189	15.00%	2,728	6	—	—	2,734
Nghi Son 2 Power LLC		365	50.00%	183	—	—	—	183
Kelar S.A		100,192	65.00%	65,125	2,424	—	(316)	67,233
PT. Tanjung Power Indonesia		5,075	35.00%	1,776	—	—	—	1,776
Incheon New Power Co., Ltd.		2,135	29.00%	619	—	—	—	619
Seokmun Energy Co., Ltd.		47,538	29.00%	13,786	—	—	—	13,786
Daehan Wind Power PSC		(824)	50.00%	(412)	—	—	412	—
Barakah One Company		3,476	18.00%	626	—	—	—	626
Nawah Energy Company		1,436	18.00%	258	—	—	—	258
MOMENTUM		1,174	33.33%	391	—	—	—	391
Daegu Green Power Co., Ltd.		71,706	29.00%	20,795	—	84	21,512	42,391
Yeonggwang Wind Power Co., Ltd.		36,740	41.00%	15,063	231	—	—	15,294
Chester Solar IV SpA		2,034	81.82%	1,664	—	—	36	1,700
Chester Solar V SpA		512	81.82%	419	—	—	106	525
Diego de Almagro Solar SpA		2,436	81.82%	1,993	—	—	98	2,091
South Jamaica Power Company Limited		33,522	20.00%	6,704	—	—	—	6,704

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2018 and 2017, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2018			2017
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Shin Pyeongtaek Power Co., Ltd.	~~W~~	—	—	(2,537)	—
Kelar S.A		—	—	(61,309)	—
Hadong Mineral Fiber Co., Ltd.		—	2	(3)	2
PT. Mutiara Jawa		(746)	—	(1,159)	746
Eurasia Energy Holdings		7	179	(22)	172
KODE NOVUS I LLC		—	—	8,706	53,689
KODE NOVUS II LLC		—	—	181	23,696
Gunsan Bio Energy Co., Ltd.		916	2,202	1,154	1,286
Daehan Wind Power PSC		(412)	—	412	412
Hyundai Energy Co., Ltd.		25,841	25,841	—	—
Nghi Son 2 Power LLC		41,659	41,659	—	—
Samcheok Eco Materials Co., Ltd.		1,285	1,285	—	—

(7)	As of December 31, 2018, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

20.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2018, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	Hyundai Green Power Co., Ltd.

As of December 31, 2018, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~852.1 billion with Korea Development Bank and others. At a certain period in the future, the Company has call option against the financial investors (Korea Development Bank and others) and also has an obligation to purchase its shares when claimed by the financial investors. At a certain period in the future, the Company has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

(viii)	YeongGwang Yaksu Wind Electric. Co., Ltd

As of December 31, 2018, YeongGwang Yaksu Wind Electric. Co., Ltd, an associate of the Company, which engages in the wind power generating business, entered into a project financing agreement with a limit of ~~W~~46.8 billion with Hanwha Life Insurance Co., Ltd. and others.

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

21.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,554,292	(21,968)	—	—	13,532,324
Buildings		19,431,536	(63,189)	(7,494,176)	(3,669)	11,870,502
Structures		66,335,506	(190,854)	(23,615,312)	(8,399)	42,520,941
Machinery		82,047,823	(173,242)	(34,151,878)	(439,350)	47,283,353
Ships		3,655	—	(3,353)	—	302
Vehicles		287,954	(4,220)	(215,649)	(116)	67,969
Equipment		1,558,309	(418)	(1,175,408)	(42)	382,441
Tools		1,073,145	(675)	(880,432)	(38)	192,000
Construction-in-progress		29,026,880	(54,740)	—	(205,713)	28,766,427
Finance lease assets		2,390,701	(26)	(2,194,971)	—	195,704
Asset retirement costs		9,424,181	—	(3,706,004)	(146,423)	5,571,754
Others		11,875,394	—	(9,515,917)	—	2,359,477

	~~W~~	237,009,376	(509,332)	(82,953,100)	(803,750)	152,743,194

In millions of won	2017
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,318,542	(21,968)	—	—	13,296,574
Buildings		18,777,678	(63,539)	(6,722,376)	(1,776)	11,989,987
Structures		66,184,484	(196,414)	(22,071,667)	(8,039)	43,908,364
Machinery		75,826,292	(183,188)	(28,904,982)	(45,512)	46,692,610
Ships		4,175	—	(3,772)	—	403
Vehicles		276,425	(6,322)	(195,260)	(127)	74,716
Equipment		1,440,870	(761)	(1,020,192)	(6)	419,911
Tools		1,010,537	(1,027)	(809,842)	(32)	199,636
Construction-in-progress		25,610,649	(49,084)	—	(38,108)	25,523,457
Finance lease assets		2,390,680	(27)	(2,093,001)	—	297,652
Asset retirement costs		9,395,821	—	(3,356,337)	—	6,039,484
Others		11,247,021	—	(8,807,401)	—	2,439,620

	~~W~~	225,483,174	(522,330)	(73,984,830)	(93,600)	150,882,414

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

21.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	13,318,542	2,254	(18,240)	—	—	251,736	13,554,292
(Government grants)		(21,968)	—	—	—	—	—	(21,968)
Buildings		12,053,526	10,156	(8,545)	(767,845)	(1,896)	648,295	11,933,691
(Government grants)		(63,539)	(4,213)	31	6,836	—	(2,304)	(63,189)
Structures		44,104,778	11,123	(587,278)	(2,476,278)	(360)	1,659,810	42,711,795
(Government grants)		(196,414)	—	3,270	10,292	—	(8,002)	(190,854)
Machinery		46,875,798	460,676	(250,159)	(4,973,252)	(393,839)	5,737,371	47,456,595
(Government grants)		(183,188)	(1,185)	823	18,099	—	(7,791)	(173,242)
Ships		403	—	—	(103)	—	2	302
Vehicles		81,038	2,774	(402)	(32,620)	—	21,399	72,189
(Government grants)		(6,322)	(45)	—	2,146	—	1	(4,220)
Equipment		420,672	36,884	(265)	(187,821)	(36)	113,425	382,859
(Government grants)		(761)	(22)	—	365	—	—	(418)
Tools		200,663	12,331	(268)	(83,283)	(6)	63,238	192,675
(Government grants)		(1,027)	(44)	—	432	—	(36)	(675)
Construction-in-progress		25,572,541	11,749,397	(47,463)	—	(167,603)	(8,285,705)	28,821,167
(Government grants)		(49,084)	(23,895)	—	—	—	18,239	(54,740)
Finance lease assets		297,679	—	—	(101,888)	—	(61)	195,730
(Government grants)		(27)	—	—	1	—	—	(26)
Asset retirement costs		6,039,484	1,988	—	(610,435)	(146,424)	287,141	5,571,754
Others		2,439,620	8,691	(715)	(709,579)	—	621,460	2,359,477

	~~W~~	150,882,414	12,266,870	(909,211)	(9,904,933)	(710,164)	1,118,218	152,743,194

(*)

Korea Hydro & Nuclear Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income. The amount includes impairment loss of ~~W~~703,133 million in relation to Wolsong unit 1, Shin-Hanwool unit 3 and 4 as described in note 2, and the loss of ~~W~~7,031 million due to fire at Taean unit 2.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

21.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won	2017
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others	Ending balance
Land	~~W~~	12,969,741	32,773	(8,961)	—	—	324,989	13,318,542
(Government grants)		(3,204)	—	5	—	—	(18,769)	(21,968)
Buildings		11,784,624	40,592	(19,715)	(794,804)	(923)	1,043,752	12,053,526
(Government grants)		(61,188)	(900)	28	5,996	—	(7,475)	(63,539)
Structures		43,330,415	428	(519,366)	(2,421,168)	(6,856)	3,721,325	44,104,778
(Government grants)		(197,641)	—	1,905	10,011	—	(10,689)	(196,414)
Machinery (*2)		43,421,945	421,892	(242,428)	(4,821,595)	(43,121)	8,139,105	46,875,798
(Government grants)		(111,064)	(10,834)	489	17,390	—	(79,169)	(183,188)
Ships		550	—	—	(147)	—	—	403
Vehicles		70,970	3,447	(174)	(34,236)	(127)	41,158	81,038
(Government grants)		(107)	(107)	14	1,070	—	(7,192)	(6,322)
Equipment		376,395	53,529	(413)	(158,614)	(6)	149,781	420,672
(Government grants)		(732)	(43)	—	454	—	(440)	(761)
Tools		179,032	30,990	(166)	(74,909)	(32)	65,748	200,663
(Government grants)		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		27,296,260	11,996,508	(6,487)	—	—	(13,713,740)	25,572,541
(Government grants)		(135,807)	(42,728)	—	—	—	129,451	(49,084)
Finance lease assets		406,353	—	(29,696)	(107,390)	—	28,412	297,679
(Government grants)		—	—	—	1	—	(28)	(27)
Asset retirement costs		4,065,412	—	—	(518,565)	—	2,492,637	6,039,484
Others		2,351,532	10,411	(28)	(762,711)	—	840,416	2,439,620

	~~W~~	145,743,056	12,535,958	(824,993)	(9,658,863)	(51,065)	3,138,321	150,882,414

(*1)

Korea Midland Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.

(*2)

As described in note 29, the amount of acquisition of machinery includes ~~W~~204,787 million of that the Company believes the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

22.	Investment Properties

(1)	Investment properties as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	139,940	—	—	139,940
Buildings		34,801	(50)	(15,132)	19,619

	~~W~~	174,741	(50)	(15,132)	159,559

In millions of won	2017
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	264,205	—	—	264,205
Buildings		36,165	(83)	(15,573)	20,509

	~~W~~	300,370	(83)	(15,573)	284,714

(2)	Changes in investment properties for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	264,205	—	(124,265)	139,940
Buildings		20,592	(924)	1	19,669
(Government grants)		(83)	1	32	(50)

	~~W~~	284,714	(923)	(124,232)	159,559

In millions of won	2017
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	336,421	—	(72,216)	264,205
Buildings		17,323	(1,178)	4,447	20,592
(Government grants)		(64)	2	(21)	(83)

	~~W~~	353,680	(1,176)	(67,790)	284,714

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

22.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Rental income	~~W~~	9,494	9,581
Operating and maintenance expenses related to rental income		(923)	(1,172)

	~~W~~	8,571	8,409

(4)	Fair value of investment properties as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Book value		Fair value	Book value	Fair value
Land	~~W~~	139,940	167,178	264,205	309,241
Buildings		19,619	23,276	20,509	23,319

	~~W~~	159,559	190,454	284,714	332,560

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

23.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	4,176,595	1,186,584	(1,742,391)	3,620,788

(*)

For the year ended December 31, 2018, the increased balance of contracts from new orders and other is ~~W~~1,207,097 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~20,513 million.

In millions of won	2017
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	7,236,888	151,891	(3,212,184)	4,176,595

(*)

For the year ended December 31, 2017, the increased balance of contracts from new orders and other is ~~W~~438,142 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~286,251 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

23.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	19,801,220	18,651,188	1,150,032	—

In millions of won	2017
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	18,236,992	16,937,772	1,299,220	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	36,232	350,460	55,755	542,921

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract between the Company and ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchaser. ENEC did not agree to disclose such information. Accordingly, the Company did not disclose such information based on K-IFRS 1115 129.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Company does so. Also, the Company has not disclosed such information in a registration statement, investment prospectus or annual report and reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Company’s construction services for the year ended December 31, 2018 are as follows:

In millions of won
					Assets		Receivables from construction contracts
	Expected loss on construction contracts		Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	(26,264)	49,094	21,377	—	—	—	815,581
Plant maintenance & engineering service		800	(3,890)	(40)	14,854	(1)	35,218	(7,872)	1,812

	~~W~~	800	(30,154)	49,054	36,231	(1)	35,218	(7,872)	817,393

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

24.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	619,662	(420)	(461,981)	—	157,261
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		97,033	—	(29,921)	—	67,112
Mining rights		561,945	—	(27,421)	—	534,524
Development expenditures		878,462	(2,110)	(785,976)	—	90,376
Intangible assets under development		83,381	(10,564)	—	(12,845)	59,972
Usage rights of donated assets and other		459,682	—	(372,671)	—	87,011
Leasehold rights		25,482	—	(19,930)	—	5,552
Greenhouse gas emissions rights		7,050	—	—	—	7,050
Others		333,621	—	(104,486)	(12,051)	217,084

	~~W~~	3,069,716	(13,094)	(1,805,784)	(24,896)	1,225,942

In millions of won	2017
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	534,191	(486)	(408,300)	—	125,405
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		43,857	—	(19,876)	—	23,981
Mining rights		553,876	—	(14,243)	—	539,633
Development expenditures		836,996	(3,702)	(752,478)	—	80,816
Intangible assets under development		143,851	(10,540)	—	(3,941)	129,370
Usage rights of donated assets and other		459,682	(11)	(358,024)	—	101,647
Leasehold rights		24,306	—	(19,262)	—	5,044
Others		297,289	—	(103,995)	(12,069)	181,225

	~~W~~	2,897,446	(14,739)	(1,679,576)	(16,010)	1,187,121

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

24.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Beginning balance		Acquisition	Disposal	Amortization	Impairment (*)	Others	Ending balance
Software	~~W~~	125,891	10,861	(1)	(53,755)	—	74,685	157,681
(Government grants)		(486)	—	—	254	—	(188)	(420)
Licenses and franchises		23,981	28	—	(8,665)	(13)	51,781	67,112
Copyrights, patents rights and other industrial rights		539,633	29,687	—	(3,186)	—	(31,610)	534,524
Development expenditures		84,518	823	—	(27,100)	—	34,245	92,486
(Government grants)		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		139,910	67,383	—	—	(8,912)	(127,845)	70,536
(Government grants)		(10,540)	—	—	—	799	(823)	(10,564)
Usage rights of donated assets and other		101,658	—	—	(13,307)	—	(1,340)	87,011
(Government grants)		(11)	—	—	11	—	—	—
Leasehold rights		5,044	—	—	(667)	—	1,175	5,552
Greenhouse gas emissions rights		—	—	—	—	—	7,050	7,050
Others		181,225	1,805	(8)	(14,114)	(14)	48,190	217,084
(Government grants)		—	—	—	—	—	—	—

	~~W~~	1,187,121	110,587	(9)	(118,938)	(8,140)	55,321	1,225,942

(*)

~~W~~8,104 million of impairment loss on the intangible assets under development in relation to the technology development of heat transfer tube owned by KEPCO Nuclear Fuel Co., Ltd., 96.36% owned subsidiary, is included.

In millions of won	2017
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	93,221	12,700	(5)	(44,809)	—	64,784	125,891
(Government grants)		(595)	(17)	—	255	—	(129)	(486)
Licenses and franchises
Copyrights, patents rights and other industrial rights		20,081	30	(7)	(3,350)	—	7,227	23,981
Mining rights		538,860	26,751	(272)	(4,640)	—	(21,066)	539,633
Development expenditures		62,405	494	—	(25,924)	—	47,543	84,518
(Government grants)		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		115,533	56,527	—	—	(20)	(32,130)	139,910
(Government grants)		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		84,102	—	—	(14,462)	—	32,018	101,658
(Government grants)		(21)	—	—	10	—	—	(11)
Leasehold rights		4,632	—	—	(545)	—	957	5,044
Greenhouse gas emissions rights		6,283	—	—	—	—	(6,283)	—
Others		72,562	47,402	(377)	(23,018)	54	84,602	181,225
(Government grants)		—	—	—	—	—	—	—

	~~W~~	980,821	143,887	(661)	(113,672)	34	176,712	1,187,121

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

24.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2018 and 2017 are as follows:

In millions of won and thousands of Australian dollars
2018
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	783	2 years and 2 months ~ 2 years and 4 months
	Electricity sales information system	KRW	6,477	4 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,256	3 years and 9 months
	Contributions to ARP NRC DC	KRW	46,594	9 years
Mining rights	Mining right of Bylong mine	AUD	401,225	- (*)
Development expenditures	Electricity sales information system	KRW	22,337	3 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	35,923 14,167	7 years and 11 months 2 years and 3 months
Others	Occupancy and use of public waters	KRW	97,858	17 years and 11 months
(*) Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars
2017
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	1,135	3 years and 2 months ~ 3 years and 4 months
	AMI GATEWAY S/W	KRW	3,528	3 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	11,724	4 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	- (*)
Development expenditures	Electricity sales information system	KRW	29,391	4 years and 3 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	46,458	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	40,460 20,463	8 years and 11 months 3 years and 3 months
Others	Occupancy and use of public waters	KRW	103,269	18 years and 11 months

(*) Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2018 and 2017, the Company recognized research and development expenses of ~~W~~723,888 million and ~~W~~721,437 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

25. Trade and Other Payables

Trade and other payables as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	3,411,830	—	2,936,990	—
Other trade payables		1,630,860	2,626,876	1,649,933	2,825,039
Accrued expenses		1,127,796	1,859	1,087,844	1,951
Leasehold deposits received		1,949	1,084	1,562	1,308
Other deposits received		169,317	72,453	186,817	102,896
Finance lease liabilities		57,200	226,606	131,792	286,468
Dividends payable		6,443	—	4,448	—
Others (*)		—	12,818	135	5,818

	~~W~~	6,405,395	2,941,696	5,999,521	3,223,480

(*)	Details of others as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	5,818	—	5,818
Others		—	7,000	135	—

	~~W~~	—	12,818	135	5,818

26.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Current liabilities
Short-term borrowings	~~W~~	860,602	1,038,328
Current portion of long-term borrowings		312,994	128,543
Current portion of debt securities		6,790,778	7,961,182
Less : Current portion of discount on long-term borrowings		(972)	(886)
Less : Current portion of discount on debt securities		(1,974)	(3,882)
Add : Current portion of premium on debt securities		20	—

		7,961,448	9,123,285

Non-current liabilities
Long-term borrowings		3,280,015	2,455,737
Debt securities		49,905,077	43,270,825
Less : Discount on long-term borrowings		(22,000)	(21,113)
Less : Discount on debt securities		(89,913)	(81,424)
Add : Premium on debt securities		—	82

		53,073,179	45,624,107

	~~W~~	61,034,627	54,747,392

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

26.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2018 and 2017 are as follows:

In millions of won
2018
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,173,596	6,790,778
1~ 5 years		1,911,226	30,175,734
Over 5 years		1,368,789	19,729,343

	~~W~~	4,453,611	56,695,855

In millions of won
2017
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,166,871	7,961,182
1~ 5 years		1,117,222	25,047,075
Over 5 years		1,338,515	18,223,750

	~~W~~	3,622,608	51,232,007

(3)	Short-term borrowings as of December 31, 2018 and 2017 are as follows:

In millions of won and thousands of foreign currencies
2018
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	KTB Investment and securities and others	2.05~2.51	2019.01.04~2019.02.20	—	~~W~~	674,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD 8,955		10,013
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17(*)	PHP 450,000		9,581
Local bank overdraft	Nonghyup Bank	2.59~3.09	2019.01.10~2019.12.31	—		142,773
Local bank overdraft	Woori Bank	Standard overdraft rate+1.09	2019.02.26	—		24,235

					~~W~~	860,602

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

In millions of won and thousands of foreign currencies
2017
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	KTB Investment and securities and others	1.57~2.47	2018.01.12~ 2018.09.19	—	~~W~~	686,561
Foreign short-term borrowings	SCNT and others	4.60~6.50	2018.12.03	USD 8,955		9,594
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.41~0.63	2018.12.18	AUD 327,259		273,314
Local bank overdraft	Nonghyup Bank	3.04	2018.01.02	—		51,300
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2018.02.27	—		17,559

					~~W~~	1,038,328

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

26.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2018 and 2017 are as follows:

In millions of won and thousands of foreign currencies
2018
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044		—	~~W~~	4,154
	Facility	2.45~4.60	2023~2028		—		66,793
	Operating funds	2.59~3.56	2020~2021		—		67,000
	Operating funds	1yr KoFC bond rate +0.95	2020		—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.19~0.32	2021~2023		—		950,000
	Facility	4.60	2028		—		13,781
	Facility	3yr KTB rate-1.25	2019~2028		—		8,072
IBK	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026		—		22,096
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		5,558
	Facility	3yr KTB rate-2.25	2019~2024		—		2,589
	Project loans	—	2023		—		1,197
	Others	KTB rate -2.25	2024~2028		—		17,347
Shinhan Bank	Collateral borrowing	2.32	2019		—		30,000
	Facility	CB rate+1.10	2028		—		20,672
	Others	3.95	2035		—		103,851
	Others	Standard overdraft rate+1.00	2035		—		103,851
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		30,333
Others	Facility	1.75~4.60	2026~2036		—		168,080
	Facility	CB rate+1.10~1.60	2023~2036		—		52,810
	PF Refinancing	4.10	2030		—		62,500
	Others	4.50~7.90	2022~2039		—		102,347

							1,914,531

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		9,776
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	123,909		138,542
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	158,524		249,783
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	277,538		310,315
	PF Loan	6M Libor+1.70~2.50	2032	USD	126,798		141,773
SCNT and others	Shareholder’s loan	8.00	2031	JOD	4,853		7,647
	Shareholder’s loan	6.50~8.00	2023	USD	44,680		49,956
	Others	3.88	2021	USD	278,105		310,427
PT PJB	Shareholder’s loan	12.75	2019	IDR	5,569,304		428
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	5,286,835		53,565
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,410,381		34,553
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	44,019		49,218
IFC and others	Others	6M Libor+5.00	2031	PKR	25,900,420		206,944
Federal Financing Bank and others	PF loan	2.39~13.00	2031~2038	USD	102,322		114,406
Others	Others	—	2019	USD	1,025		1,145

							1,678,478

							3,593,009
Less : Discount of long-term borrowings							(22,972)
Less : Current portion of long-term borrowings							(312,994)
Add : Current portion of discount on long-term borrowings							972

						~~W~~	3,258,015

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

26.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2018 and 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
2017
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044		—	~~W~~	4,909
	Facility	2.45~4.60	2023~2028		—		68,883
	Facility	1yr KoFC bond rate +0.31	2018		—		25,000
	Operating funds	2.59~3.04	2018~2020		—		47,000
	Operating funds	1yr KoFC bond rate +0.95	2020		—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.24~0.32	2021~2022		—		400,000
	Facility	4.60	2028		—		15,038
	Facility	3yr KTB rate-1.25	2018~2028		—		8,947
IBK	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of	Project loans	1.50	2026		—		25,042
Korea	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		6,765
	Facility	3yr KTB rate-2.25	2018~2024		—		3,121
	Project loans	—	2022~2025		—		3,733
	Others	KTB rate -2.25	2024~2028		—		18,455
Shinhan Bank	Collateral borrowing	2.32	2019		—		30,000
	Facility	CB rate +1.10	2028		—		22,557
	Operating funds	2.70	2018		—		15,000
	Others	4.10	2035		—		105,000
	Others	Standard overdraft rate +1.10	2035		—		105,000
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		35,000
Others	Facility	1.75~4.60	2026~2029		—		148,423
	Facility	CB rate +1.10~1.20	2022~2028		—		46,278
	PF Refinancing	4.10	2030		—		62,500
	Others	4.50~8.00	2022~2039		—		102,346

							1,380,497

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		9,368
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	64,913		69,548
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	168,663		254,514
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	289,026		309,662
	PF Loan	6M Libor+1.70~2.50	2032	USD	123,253		132,054
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	41,718		44,697
	Shareholder’s loan	8.00	2031	JOD	5,136		7,750
PT PJB	Shareholder’s loan	12.75	2019	IDR	10,932,568		864
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	5,325,000		50,540
Woori Bank and others	Syndicated Loan	JPY 6M Libor +2.00	2032	JPY	3,435,000		32,602
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	70,986		76,054
IFC and others	Others	6M Libor+5.00	2031	PKR	16,652,350		161,195
Federal Financing Bank	PF loan	2.39	2031	USD	48,366		51,819
Others	Others	—	2019	USD	2,907		3,116

							1,203,783

							2,584,280
Less : Discount of long-term borrowings							(21,999)
Less : Current portion of long-term borrowings							(128,543)
Add : Current portion of discount on long-term borrowings							886

						~~W~~	2,434,624

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

26.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2018 and 2017 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2018		2017
Electricity bonds	2009.12.03~2018.12.04	2019.01.08~2048.10.29	1.62~5.45	~~W~~	24,480,000	20,700,000
Electricity bonds	2013.06.25	2018.06.25	3M CD+0.31		—	150,000
Corporate bonds (*1)	2009.05.04~2018.11.09`	2019.01.21~2048.11.09	1.36~6.00		23,223,228	21,122,708

					47,703,228	41,972,708
Less : Discount on local debt securities					(41,247)	(37,816)
Less : Current portion of local debt securities					(5,330,000)	(5,200,000)
Add : Current portion of discount on local debt securities					1,035	923

				~~W~~	42,333,016	36,735,815

(*1)	Corporate bonds of HeeMang Sunlight Power Co., Ltd. amounting to ~~W~~2,697 million can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of December 31, 2018 and 2017 are as follows:

In millions of won and thousands of foreign currencies
2018
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD	249,071	~~W~~	278,488
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		351,885
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		320,805
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		559,050
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		838,575
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		454,488
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		256,038
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD	1,500,000		1,677,150
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		335,430
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		335,430
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD	1,100,000		1,229,910
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		51,166
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		56,061
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,012,580
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		235,571

							8,992,627
Less : Discount on foreign debt securities							(50,640)
Add : Premium on foreign debt securities							20
Less : Current portion of foreign debt securities							(1,460,778)
Add : Current portion of discount on foreign debt securities							939
Less: Current portion of premium on foreign debt securities							(20)

						~~W~~	7,482,148

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

26.	Borrowings and Debt Securities, Continued

(6) Foreign	debt securities as of December 31, 2018 and 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
2017
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,070	~~W~~	266,854
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		337,188
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		307,406
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		189,822
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		535,700
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		803,550
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,035,660
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		437,888
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		271,427
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		535,700
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,607,100
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		321,420
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		321,420
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,178,540
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,170
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,454

						9,259,299
Less : Discount on foreign debt securities						(47,490)
Add : Premium on foreign debt securities						82
Less : Current portion of foreign debt securities						(2,761,182)
Add : Current portion of discount on foreign debt securities						2,959

					~~W~~	6,453,668

(7)	Changes in borrowings and debt securities for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Beginning balance	~~W~~	54,747,392	53,639,205
Cash flow		5,972,336	2,269,513
Effect of exchange rate fluctuations		322,515	(1,169,418)
Others		(7,616)	8,092

Ending balance	~~W~~	61,034,627	54,747,392

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

27.	Finance Lease Liabilities

(1)	Lease contracts

The Company entered into power purchase agreements (“PPA”) with GS EPS and two other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plant’s economic life.

(2)

Finance lease liabilities as of December 31, 2018 and 2017 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	2018			2017
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	87,709	57,200	174,534	131,792
1 ~ 5 years		228,783	170,676	272,994	204,069
More than 5 years		65,250	55,930	108,748	82,399

	~~W~~	381,742	283,806	556,276	418,260

(3)	Current and non-current portion of finance lease liabilities as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Current finance lease liabilities	~~W~~	57,200	131,792
Non-current finance lease liabilities		226,606	286,468

	~~W~~	283,806	418,260

(4)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Minimum lease payment	~~W~~	111,530	158,859

Contingent rent payment		(18,872)	(21,024)

(5)    Changes in finance lease liabilities for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Beginning balance	~~W~~	418,260	541,179
Cash flow		(134,454)	(122,919)
Acquisition of finance lease assets		—	—

Ending balance	~~W~~	283,806	418,260

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

28.    Employment Benefits

(1)    Employment benefit obligations as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Net defined benefit obligations	~~W~~	1,638,785	1,476,201
Other long-term employee benefit obligations		6,284	6,868

	~~W~~	1,645,069	1,483,069

(2)    Principal assumptions on actuarial valuation as of December 31, 2018 and 2017 are as follows:

	2018	2017
Discount rate	2.24% ~ 2.90%	2.75%~2.90%
Future salary and benefit levels	4.88%	4.88%
Weighted average duration	13.71 years	13.40 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Current service cost	~~W~~	369,899	392,820
Interest cost		87,687	79,524
Expected return on plan assets		(42,135)	(31,307)
Loss from settlement		(767)	(1,055)

	~~W~~	414,684	439,982

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	2018		2017
Cost of sales	~~W~~	308,672	332,249
Selling and administrative expenses		51,903	59,111
Others (Construction-in-progress and others)		54,109	48,622

	~~W~~	414,684	439,982

In addition, for the years ended December 31, 2018 and 2017, employee benefit obligations expenses of ~~W~~66,833 million and ~~W~~65,603 million, respectively, is recognized as cost of sales, and ~~W~~13,204 million and ~~W~~11,983 million, respectively, is recognized as selling and administrative expenses, and ~~W~~14,189 million and ~~W~~13,332 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

28.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Present value of defined benefit obligation from funded plans	~~W~~	3,414,116	2,951,842
Fair value of plan assets		(1,775,331)	(1,475,641)

Net liabilities incurred from defined benefit plans	~~W~~	1,638,785	1,476,201

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Beginning balance	~~W~~	2,951,842	2,867,377
Current service cost		369,899	392,820
Interest cost (*)		87,687	79,524
Remeasurement component		154,939	(258,223)
Loss from settlement		(767)	(1,055)
Actual payments		(149,454)	(128,707)
Others		(30)	106

Ending balance	~~W~~	3,414,116	2,951,842

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Beginning balance	~~W~~	1,475,641	1,188,907
Expected return		42,135	31,307
Remeasurement component		(12,308)	(10,435)
Contributions by the employers		330,064	325,080
Actual payments		(60,201)	(59,218)

Ending balance	~~W~~	1,775,331	1,475,641

In addition, loss on accumulated remeasurement component amounted to ~~W~~219,381 million and ~~W~~43,513 million has been recognized as other comprehensive income or loss for the years ended December 31, 2018 and 2017, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

28.	Employment Benefits, Continued

(7)    Details of the fair value of plan assets as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Equity instruments	~~W~~	96,823	79,204
Debt instruments		510,184	517,040
Bank deposit		275,518	293,477
Others		892,806	585,920

	~~W~~	1,775,331	1,475,641

For the years ended December 31, 2018 and 2017, actual returns on plan assets amounted to ~~W~~29,827 million and ~~W~~20,872 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Actuarial gain from changes in financial assumptions	~~W~~	186,428	(300,058)
Experience adjustments, etc.		(31,489)	41,835
Expected return		12,308	10,435

	~~W~~	167,247	(247,788)

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

29.	Provisions

(1)    Provisions as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017

	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	976,347	—	913,787	—
Litigation
Litigation provisions		40,157	37,636	48,621	24,955
Decommissioning cost
Nuclear plants		—	13,388,134	—	13,007,228
Spent fuel		—	1,291,354	—	1,339,046
Radioactive waste		4,310	1,680,698	11,494	1,626,877
PCBs		—	147,668	—	180,087
Other recovery provisions		—	10,477	—	6,659
Others
Power plant regional support program		137,668	—	153,756	—
Transmission regional support program		151,698	—	243,365	—
Provisions for tax		6,845	—	61	—
Provisions for financial guarantee		1,320	14,266	—	23,475
Provisions for RPS		93,919	—	271,624	—
Provisions for greenhouse gas emissions obligations		136,187	—	414,252	—
Others		46,347	15,515	80,538	16,387

	~~W~~	1,594,798	16,585,748	2,137,498	16,224,714

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

29.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	913,787	912,440	(843,281)	(6,599)	—	976,347
Litigation
Litigation provisions (*)		73,576	234,517	(216,187)	(13,847)	(266)	77,793
Decommissioning cost
Nuclear plants		13,007,228	411,316	(30,410)	—	—	13,388,134
Spent fuel		1,339,046	435,007	(482,699)	—	—	1,291,354
Radioactive waste		1,638,371	112,815	(66,178)	—	—	1,685,008
PCBs		180,087	4,600	(13,758)	(23,261)	—	147,668
Other recovery provisions		6,659	2,125	—	—	1,693	10,477
Others
Power plant regional support program		153,756	46,366	(71,978)	—	9,524	137,668
Transmission regional support program		243,365	141,661	(233,328)	—	—	151,698
Provisions for tax		61	6,821	—	—	(37)	6,845
Provisions for financial guarantee		23,475	1,179	(67)	(8,432)	(569)	15,586
Provisions for RPS		271,624	297,802	(475,507)	—	—	93,919
Provisions for greenhouse gas emissions obligations		414,252	131,860	(350,356)	(59,569)	—	136,187
Others		96,925	44,732	(82,632)	(745)	3,582	61,862

	~~W~~	18,362,212	2,783,241	(2,866,381)	(112,453)	13,927	18,180,546

(*)

As described in note 53.(1), the Company believes that the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. For this reason, the Company recognized ~~W~~204,787 million of provision as addition to property, plant and equipment.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

29.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won	2017
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	810,607	984,896	(880,255)	(1,461)	—	913,787
Litigation
Litigation provisions		198,237	34,629	(152,461)	(7,096)	267	73,576
Decommissioning cost
Nuclear plants		10,195,928	2,818,033	(6,733)	—	—	13,007,228
Spent fuel		1,374,225	307,682	(342,861)	—	—	1,339,046
Radioactive waste		1,479,502	222,632	(63,763)	—	—	1,638,371
PCBs		191,744	5,309	(14,266)	(2,700)	—	180,087
Other recovery provisions		507	5,939	—	—	213	6,659
Others
Power plant regional support program		152,851	94,039	(103,889)	—	10,755	153,756
Transmission regional support program		282,608	143,178	(182,421)	—	—	243,365
Provisions for tax		242	—	(25)	(136)	(20)	61
Provisions for financial guarantee		29,665	3,760	—	(9,945)	(5)	23,475
Provisions for RPS		417,404	242,946	(388,726)	—	—	271,624
Provisions for greenhouse gas emissions obligations		249,644	422,666	(256,758)	(1,300)	—	414,252
Others (*)		43,975	6,639	(3,348)	(26,477)	76,136	96,925

	~~W~~	15,427,139	5,292,348	(2,395,506)	(49,115)	87,346	18,362,212

(*)

The Company believes that the possibility of economic outflow is probable on the cost of construction suspension of Shin-Kori unit 5 and 6 for three months. For this reason, the Company recognized ~~W~~77,261 million of provision as addition to construction-in-progress.

30.	Government Grants

(1)	Government grants as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Land	~~W~~	(21,968)	(21,968)
Buildings		(63,189)	(63,539)
Structures		(190,854)	(196,414)
Machinery		(173,242)	(183,188)
Vehicles		(4,220)	(6,322)
Equipment		(418)	(761)
Tools		(675)	(1,027)
Construction-in-progress		(54,740)	(49,084)
Finance lease assets		(26)	(27)
Investment properties		(50)	(83)
Software		(420)	(486)
Development expenditures		(2,110)	(3,702)
Intangible assets under development		(10,564)	(10,540)
Usage rights of donated assets and other		—	(11)
Other intangible assets other than goodwill		—	—

	~~W~~	(522,476)	(537,152)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

30.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(30,416)	—	—	—	30,416	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,539)	—	—	6,836	31	(6,517)	(63,189)
Structures		(196,414)	—	—	10,292	3,270	(8,002)	(190,854)
Machinery		(183,188)	—	—	18,099	823	(8,976)	(173,242)
Vehicles		(6,322)	—	—	2,146	—	(44)	(4,220)
Equipment		(761)	—	—	365	—	(22)	(418)
Tools		(1,027)	—	—	432	—	(80)	(675)
Construction-in-progress		(49,084)	—	18,239	—	—	(23,895)	(54,740)
Finance lease assets		(27)	—	—	1	—	—	(26)
Investment properties		(83)	—	—	1	—	32	(50)
Software		(486)	—	—	254	—	(188)	(420)
Development expenditures		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		(10,540)	—	—	—	—	(24)	(10,564)
Usage rights of donated assets and other		(11)	—	—	11	—	—	—
Others		—	—	—	—	—	—	—

	~~W~~	(537,152)	(30,416)	18,239	40,028	4,124	(17,299)	(522,476)

In millions of won	2017
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(55,533)	—	—	—	55,533	—
Land		(3,204)	—	—	—	5	(18,769)	(21,968)
Buildings		(61,188)	—	—	5,996	28	(8,375)	(63,539)
Structures		(197,641)	—	—	10,011	1,905	(10,689)	(196,414)
Machinery		(111,064)	—	—	17,390	489	(90,003)	(183,188)
Vehicles		(107)	—	—	1,070	14	(7,299)	(6,322)
Equipment		(732)	—	—	454	—	(483)	(761)
Tools		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		(135,807)	—	129,451	—	—	(42,728)	(49,084)
Finance lease assets		—	—	—	1	—	(28)	(27)
Investment properties		(64)	—	—	2	—	(21)	(83)
Software		(595)	—	—	255	—	(146)	(486)
Development expenditures		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		(21)	—	—	10	—	—	(11)
Others		—	—	—	—	—	—	—

	~~W~~	(527,095)	(55,533)	129,451	38,354	2,441	(124,770)	(537,152)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

31.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts for the years ended December 31, 2018 and 2017 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	2018		2017
Beginning balance	~~W~~	8,325,181	7,825,765
Increase during the current year		875,930	978,389
Recognized as revenue during the current year		(594,548)	(478,973)

Ending balance	~~W~~	8,606,563	8,325,181

32.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,724,238	80,937	3,772,713	181,612
Unearned revenue		63,038	4,690	41,593	19,718
Deferred revenue		556,072	8,050,491	476,631	7,848,550
Withholdings		172,454	10,856	164,370	10,529
Others		1,058,239	13,059	1,129,001	12,025

	~~W~~	5,574,041	8,160,033	5,584,308	8,072,434

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

33.	Contributed Capital

(1)	Details of shares issued as of December 31, 2018 and 2017 are as follows:

In millions of won except share information
	2018
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	2017
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2018 and 2017 are as follows:

Number of shares	2018	2017
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

34.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		35,906,267	34,833,844
Retained earnings before appropriations		14,007,942	16,931,804

Retained earnings	~~W~~	51,519,119	53,370,558

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		30,088,818	29,016,395
Reserve for equalizing dividends		210,000	210,000

	~~W~~	35,906,267	34,833,844

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Beginning balance	~~W~~	53,370,558	53,173,871
Effect of change in accounting policy		71,928	—
Net profit (loss) for the period attributed to owner of the Company		(1,314,567)	1,298,720
Changes in equity method retained earnings		(1,153)	10,065
Remeasurement of defined benefit liability, net of tax		(100,495)	158,991
Dividends paid		(507,152)	(1,271,089)

Ending balance	~~W~~	51,519,119	53,370,558

(4)	Dividends paid for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	790	507,152

In millions of won	2017
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,980	1,271,089

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

34.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows :

In millions of won	2018		2017
Beginning balance	~~W~~	5,122	(4,943)
Changes		(1,153)	10,065

Ending balance	~~W~~	3,969	5,122

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2018 and 2017 are as follows :

In millions of won	2018		2017
Beginning balance	~~W~~	(43,513)	(222,997)
Changes		(154,198)	239,636
Income tax effect		53,703	(80,645)
Transfer to reserve for business expansion		(75,373)	20,493

Ending balance	~~W~~	(219,381)	(43,513)

35.	Statement of Disposition of Deficit

For the year ended December 31, 2017, KEPCO’s retained earnings were appropriated on March 30, 2018. For the year ended December 31, 2018, KEPCO’s deficits are expected to be disposed on March 22, 2019. Statements of disposition of deficit and appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2018 and 2017, respectively, are as follows:

In millions of won except for dividends per share	2018		2017
I. Retained earnings before appropriations (undisposed deficit)
Unappropriated retained earnings carried over from prior years	~~W~~	—	—
Effect of change in accounting policy		39,813	—
Net income (loss)		(1,095,213)	1,506,852
Remeasurement of the defined benefit plan		(65,442)	72,723

		(1,120,842)	1,579,575

II. Transfer from voluntary reserves		1,120,842	—

III. Subtotal ( I+II )		—	1,579,575

IV. Appropriations of retained earnings		—	(1,579,575)
Legal reserve		—	—
Dividends (government, individual) (Amount of dividends per share (%) : Current year – ~~W~~0 Prior year – ~~W~~790 (16%))		—	(507,152)
Reserve for business expansion		—	(1,072,423)
V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

36.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of December 31, 2018 and 2017 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	2018		2017
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides not to pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

37.	Other Components of Equity

(1)	Other components of equity as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Other capital surplus	~~W~~	1,234,825	1,233,793
Accumulated other comprehensive loss		(358,570)	(271,457)
Other equity		13,294,973	13,294,973

	~~W~~	14,171,228	14,257,309

(2)	Changes in other capital surplus for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018				2017
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	846,269	1,233,793	387,524	847,622	1,235,146
Issuance of share capital of subsidiary		—	1,032	1,032	—	(1,378)	(1,378)
Others		—	—	—	—	25	25

Ending balance	~~W~~	387,524	847,301	1,234,825	387,524	846,269	1,233,793

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

37.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)
Effect of change in accounting Policy		(76,851)	—	—	—	(76,851)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(34,125)	—	—	—	(34,125)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	57,089	—	—	57,089
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	—	(32,086)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(1,140)	(1,140)

Ending balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)

In millions of won	2017
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(7,102)	—	—	—	(7,102)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	(154,991)	—	—	(154,991)
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	—	(95,103)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	19,614	19,614

Ending balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)

(4)	Details of changes in other equity for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

38.	Sales

Details of sales for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018				2017
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	57,514,866	382,938	57,897,804	55,373,316	399,232	55,772,548
Electricity		56,842,011	—	56,842,011	54,649,882	—	54,649,882
Heat supply		216,117	—	216,117	205,838	—	205,838
Others		456,738	382,938	839,676	517,596	399,232	916,828
Sales of service		176,539	216,328	392,867	186,990	164,167	351,157
Sales of construction services		108,586	1,633,805	1,742,391	92,501	3,119,683	3,212,184
Revenue related to transfer of assets from customers		594,548	—	594,548	478,973	—	478,973

	~~W~~	58,394,539	2,233,071	60,627,610	56,131,780	3,683,082	59,814,862

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	57,514,866	382,938	57,897,804	55,373,316	399,232	55,772,548
Performance obligations satisfied over time		879,673	1,850,133	2,729,806	758,464	3,283,850	4,042,314

	~~W~~	58,394,539	2,233,071	60,627,610	56,131,780	3,683,082	59,814,862

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

39.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Salaries	~~W~~	757,819	735,383
Retirement benefit expense		65,107	71,094
Welfare and benefit expense		132,089	179,406
Insurance expense		12,181	15,414
Depreciation		214,499	190,245
Amortization of intangible assets		54,153	44,990
Bad debt expense		39,784	126,714
Commission		714,096	673,740
Advertising expense		30,894	114,519
Training expense		6,277	7,027
Vehicle maintenance expense		10,148	9,998
Publishing expense		3,307	3,672
Business development expense		2,785	3,700
Rent expense		42,851	38,380
Telecommunication expense		23,505	24,916
Transportation expense		686	495
Taxes and dues		46,424	48,395
Expendable supplies expense		6,166	7,731
Water, light and heating expense		12,629	10,545
Repairs and maintenance expense		62,580	63,477
Ordinary development expense		215,494	211,417
Travel expense		14,363	16,658
Clothing expense		10,108	8,410
Survey and analysis expense		705	698
Membership fee		1,043	1,122
Others		148,197	154,709

	~~W~~	2,627,890	2,762,855

(2)	Other selling and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Accommodation development expenses	~~W~~	52,822	55,799
Miscellaneous wages		32,447	32,300
Litigation and filing expenses		12,853	11,881
Compensation for damages		19,193	12,297
Outsourcing expenses		3,036	2,647
Reward expenses		2,713	2,786
Overseas market development expenses		1,361	1,876
Others		23,772	35,123

	~~W~~	148,197	154,709

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

40.	Other Non-operating Income and Expense

(1)	Other non-operating income for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Reversal of other provisions	~~W~~	12,700	35,265
Reversal of other allowance for bad debt		143	2,166
Gains on government grants		482	430
Gains on assets contributed		17,336	4,218
Gains on liabilities exempted		10,303	3,166
Compensation and reparations revenue		89,901	89,196
Revenue from research contracts		6,818	12,580
Rental income		186,631	192,136
Others		51,032	50,988

	~~W~~	375,346	390,145

(2)	Details of others of other non-operating income for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Refund of claim for rectification	~~W~~	8,933	9,655
Adjustment of research project		2,267	3,884
Maintenance expenses on lease building		176	135
Training expenses		3,220	3,045
Deposit redemption		7	34
Reversal of expenses on litigation		753	360
Revenue on royalty fee		6,909	2,888
Reimbursement of insurance fee		7,145	1,498
Gains on guarantee contracts		39	456
Others		21,583	29,033

	~~W~~	51,032	50,988

(3)	Other non-operating expense for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Compensation and indemnification expense	~~W~~	23,437	37
Accretion expenses of other provisions		41,924	7,535
Depreciation expenses on investment properties		923	1,176
Depreciation expenses on idle assets		6,547	6,644
Other bad debt expense		17,827	1,778
Donations		63,743	119,421
Others		76,929	43,464

	~~W~~	231,330	180,055

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

40.	Other Non-operating Income and Expense, Continued

(4)	Details of others of other non-operating expense for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Operating expenses related to the idle assets	~~W~~	47	136
Research grants		461	1,180
Supporting expenses on farming and fishing village		13,537	11,956
Operating expenses on fitness center		4,788	3,498
Expenses on adjustment of research and development grants		404	806
Taxes and dues		199	2,270
Expenses on R&D supporting		53	5,459
Others (*)		57,440	18,159

	~~W~~	76,929	43,464

(*)	Others include ~~W~~38,886 million of impairment loss on construction-in-progress of Cheonji unit 1 and 2 and Daejin unit 1 and 2 as described in note 2.

41.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Other gains
Gains on disposal of property, plant and equipment	~~W~~	98,077	48,316
Gains on disposal of intangible assets		12	564
Reversal of impairment loss on intangible assets		17	54
Gains on foreign currency translation		14,905	20,485
Gains on foreign currency transaction		47,297	93,151
Gains on insurance proceeds		—	400
Others		221,556	269,562
Other losses
Losses on disposal of property, plant and equipment		(60,704)	(70,514)
Losses on disposal of intangible assets		(43)	(183)
Impairment loss on property, plant and equipment		(710,162)	(51,067)
Impairment loss on intangible assets		(8,112)	(20)
Impairment loss on other non-current assets		(87,024)	—
Losses on foreign currency translation		(7,678)	(25,495)
Losses on foreign currency transaction		(65,366)	(36,241)
Others		(63,899)	(92,385)

	~~W~~	(621,124)	156,627

(2)	Details of others of other gains for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Gains on disposal of inventories	~~W~~	6,350	6,024
Gains on proxy collection of TV license fee		40,450	39,711
Gains on compensation of impaired electric poles		1,166	1,526
Gains on compensation for infringement on contract		3,648	18,990
Gains on harbor facilities dues		3,803	3,025
Gains on technical fees		2,026	2,105
Reversal of occupation development training fees		1,602	1,697
Gains on disposal of waste		4,232	4,261
Gains on insurance		22,382	10,410
Gains on tax rebate		542	2,161
Gains on other commission		4,347	4,790
Others		131,008	174,862

	~~W~~	221,556	269,562

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

41.	Other Gains (Losses), Continued

(3)	Details of others of other losses for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Losses on valuation of inventories	~~W~~	1,953	3,875
Losses on disposal of inventories		3,555	3,273
Losses due to disaster		2,129	5,374
Losses on rounding adjustment of electric charge surtax		1,265	1,253
Losses on adjustments of levies		—	1
Forfeit of taxes and dues		—	656
Others		54,997	77,953

	~~W~~	63,899	92,385

42.	Finance Income

(1)	Finance Income for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Interest income	~~W~~	223,767	206,143
Dividends income		12,777	11,477
Gains on disposal of financial assets		1,838	1,130
Gains on valuation of financial assets at fair value through profit or loss		8,495	12
Gains on valuation of derivatives		199,943	16,165
Gains on transaction of derivatives		179,745	29,257
Gains on foreign currency translation		143,254	1,115,832
Gains on foreign currency transaction		27,051	150,602

	~~W~~	796,870	1,530,618

(2)	Interest income included in finance income for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Cash and cash equivalents	~~W~~	40,704	35,474
Financial assets at fair value through profit or loss		21,713	—
Available-for-sale financial assets		—	290
Financial assets at amortized cost		89	—
Held-to-maturity investments		—	82
Loans		21,925	30,014
Short-term financial instrument		41,025	29,412
Long-term financial instrument		7,920	8,144
Other financial assets		1	—
Trade and other receivables		90,390	102,727

	~~W~~	223,767	206,143

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

43.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Interest expense	~~W~~	1,868,458	1,789,552
Losses on sale of financial assets		1	2,343
Losses on valuation of financial assets at fair value through profit or loss		6,616	—
Impairment of available-for-sale financial assets		—	2,713
Losses on valuation of derivatives		46,740	890,832
Losses on transaction of derivatives		32,448	198,218
Losses on foreign currency translation		393,859	207,944
Losses on foreign currency transaction		121,763	35,175
Losses on repayment of financial liabilities		—	5
Other		858	1,170

	~~W~~	2,470,743	3,127,952

(2)	Interest expense included in finance expenses for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Trade and other payables	~~W~~	42,830	57,160
Short-term borrowings		32,545	35,891
Long-term borrowings		92,243	87,011
Debt securities		1,771,544	1,698,232
Other financial liabilities		505,112	491,665

		2,444,274	2,369,959
Less: Capitalized borrowing costs		(575,815)	(580,407)

	~~W~~	1,868,458	1,789,552

Capitalization rates for the years ended December 31, 2018 and 2017 are 2.17%~3.86% and 2.30%~3.60% respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

44.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Current income tax expense
Payment of income tax	~~W~~	378,715	881,583
Adjustment in respect of prior years due to change in estimate		(195,648)	4,484
Current income tax directly recognized in equity		101,528	(56,098)
Effect of change in accounting policy		1,780	—

		286,375	829,969

Deferred income tax expense
Generation and realization of temporary differences		(495,658)	1,283,012
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(28,509)	44,573
Changes in deferred tax on tax losses carryforwards		(572,305)	—
Tax credit carryforwards		(16,224)	15,270

		(1,112,696)	1,342,855

Income tax expense (benefit)	~~W~~	(826,321)	2,172,824

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Income (loss) before income tax	~~W~~	(2,000,819)	3,614,218

Income tax expense (benefit) computed at applicable tax rate (*1)		(550,225)	874,641

Adjustments
Effect of applying gradual tax rate		(1,408)	(5,082)
Effect of non-taxable income		(1,705)	(32,032)
Effect of non-deductible expenses		40,151	15,032
Effect of tax losses that are not recognized as deferred tax asset		2,086	—
Effects of tax credits and deduction		(39,471)	(161,069)
Reversal of unrecognized deferred tax asset, net		(28,509)	44,573
Effect of change in deferred tax due to change in tax rate		261	1,055,154
Deferred income tax related to investments in subsidiaries and associates		(52,618)	394,145
Others, net		765	(17,022)

		(80,448)	1,293,699
Adjustment in respect of prior years due to change in estimate		(195,648)	4,484

Income tax expense (benefit)	~~W~~	(826,321)	2,172,824

Effective tax rate		(*2)	60.10%

(*1)	Applicable tax rate is 27.5% and 24.2% as of December 31, 2018 and 2017, respectively.
(*2)	The effective tax rate for the year ended December 31, 2018 is not calculated for income tax benefit.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Dividends of hybrid bond	~~W~~	4,273	5,248
Effect of change in effective tax rate		—	(25)

	~~W~~	4,273	5,223

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

44.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	35,798	—
Gain (loss) on valuation of available-for-sale financial assets		—	(2,551)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		6,639	(11,016)
Remeasurement of defined benefit obligations		53,703	(80,645)
Investments in associates		6,592	8,649
Others		(5,477)	24,242

	~~W~~	97,255	(61,321)

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	498,694	42,144	53,703	—	594,541
Cash flow hedge		65,445	(32,623)	6,639	—	39,461
Investments in associates or subsidiaries		(8,668,016)	(5,447)	6,592	—	(8,666,871)
Property, plant and equipment		(6,860,440)	337,662	—	—	(6,522,778)
Finance lease		(426,949)	(26,125)	—	—	(453,074)
Intangible assets		7,648	(1,593)	—	—	6,055
Financial assets at fair value through profit or loss		890	(871)	—	—	19
Financial assets at fair value through other comprehensive income		(8,843)	(1,379)	35,798	—	25,576
Deferred revenue		230,711	(10,969)	—	—	219,742
Provisions		4,822,833	(21,887)	—	—	4,800,946
Doubtful receivables		59	—	—	—	59
Other finance liabilities		32,755	2,465	—	4,273	39,493
Gains or losses on foreign exchange translation		(1,354)	28,434	—	—	27,080
Allowance for doubtful accounts		42,931	15,825	—	—	58,756
Accrued income		(1,825)	(1,089)	—	—	(2,914)
Special deduction for property, plant and equipment		(200,927)	(10,819)	—	—	(211,746)
Reserve for research and human development		(3,041)	3,041	—	—	—
Others		952,754	105,869	(5,477)	—	1,053,146

		(9,516,675)	422,638	97,255	4,273	(8,992,509)

Deferred income tax on unused tax losses and tax credit
Unused tax losses		—	554,457	—	—	554,457
Excess of donation limit		—	17,848	—	—	17,848
Tax credit		20,431	16,225	—	—	36,656

		20,431	588,530	—	—	608,961

	~~W~~	(9,496,244)	1,011,168	97,255	4,273	(8,383,548)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

44.	Income Taxes, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won	2017
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	493,331	86,008	(80,645)	—	498,694
Cash flow hedge		(53,583)	130,044	(11,016)	—	65,445
Investments in associates or subsidiaries		(7,166,345)	(1,510,295)	8,649	(25)	(8,668,016)
Property, plant and equipment		(5,527,318)	(1,333,122)	—	—	(6,860,440)
Finance lease		(345,431)	(81,518)	—	—	(426,949)
Intangible assets		8,987	(1,339)	—	—	7,648
Financial assets at fair value through profit or loss		(62)	952	—	—	890
Available-for-sale financial assets		(68,347)	62,055	(2,551)	—	(8,843)
Deferred revenue		213,859	16,852	—	—	230,711
Provisions		3,583,371	1,239,462	—	—	4,822,833
Doubtful receivables		2,696	(2,637)	—	—	59
Other finance liabilities		30,249	(2,742)	—	5,248	32,755
Gains or losses on foreign exchange translation		138,938	(140,292)	—	—	(1,354)
Allowance for doubtful accounts		17,252	25,679	—	—	42,931
Accrued income		(5,367)	3,542	—	—	(1,825)
Special deduction for property, plant and equipment		(194,309)	(6,618)	—	—	(200,927)
Reserve for research and human development		(12,883)	9,842	—	—	(3,041)
Others		695,870	232,642	24,242	—	952,754

		(8,189,092)	(1,271,485)	(61,321)	5,223	(9,516,675)

Deferred income tax on unused tax losses and tax credit
Tax credit		35,703	(15,272)	—	—	20,431

		35,703	(15,272)	—	—	20,431

	~~W~~	(8,153,389)	(1,286,757)	(61,321)	5,223	(9,496,244)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Deferred income tax assets	~~W~~	1,233,761	919,153
Deferred income tax liabilities		(9,617,309)	(10,415,397)

	~~W~~	(8,383,548)	(9,496,244)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred income tax assets were recognized as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Deductible temporary differences	~~W~~	442,391	444,426

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

45.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Land (*1)	~~W~~	2,765	2,765
Building (*1)		19,369	19,369
Investments in associates (*2, 3, 4)		—	5,837
Investments in subsidiaries (*5)		747	—

	~~W~~	22,881	27,971

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.

(*2)

Korea Western Power Co., Ltd., a subsidiary of the Company, planned to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and had classified the relevant book value as non-current assets held-for-sale. However, due to uncertainty of sale, it reclassified the relevant book value to investments in associates during the year ended December 31, 2017.

(*3)

Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, initiated efforts to sell its shares in Yeongwol Energy Station Co., Ltd. during the year ended December 31, 2016. KHNP sold its shares in Yeongwol Energy Station Co. during the year ended December 31, 2018 accordingly.

(*4)

KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, exercised a put option to sell the shares of DS POWER Co., Ltd. on December 11, 2017 and the shares were sold on February 28, 2018.

(*5)	KOWEPO India Private Limited was in the process of liquidating its business as of December 31, 2018 and has been reclassified to assets held-for-sale, accordingly.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

46.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	19,537,928	19,537,928
Salaries		757,819	3,478,804	4,236,623
Retirement benefit expense		65,107	375,505	440,612
Welfare and benefit expense		132,089	464,483	596,572
Insurance expense		12,181	93,876	106,057
Depreciation		214,499	9,683,887	9,898,386
Amortization of intangible assets		54,153	64,785	118,938
Bad debt expense		39,784	—	39,784
Commission		714,096	475,188	1,189,284
Advertising expense		30,894	9,419	40,313
Training expense		6,277	14,096	20,373
Vehicle maintenance expense		10,148	7,809	17,957
Publishing expense		3,307	3,530	6,837
Business promotion expense		2,785	3,860	6,645
Rent expense		42,851	171,132	213,983
Telecommunication expense		23,505	82,568	106,073
Transportation expense		686	4,537	5,223
Taxes and dues		46,424	440,317	486,741
Expendable supplies expense		6,166	31,844	38,010
Water, light and heating expense		12,629	34,640	47,269
Repairs and maintenance expense		62,580	2,156,668	2,219,248
Ordinary development expense		215,494	508,394	723,888
Travel expense		14,363	67,064	81,427
Clothing expense		10,108	4,368	14,476
Survey and analysis expense		705	3,929	4,634
Membership fee		1,043	11,563	12,606
Power purchase		—	18,307,289	18,307,289
Others		148,197	2,170,238	2,318,435

	~~W~~	2,627,890	58,207,721	60,835,611

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

46.	Expenses Classified by Nature, Continued

Expenses classified by nature for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won	2017
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	15,924,707	15,924,707
Salaries		735,383	3,479,591	4,214,974
Retirement benefit expense		71,094	397,852	468,946
Welfare and benefit expense		179,406	543,738	723,144
Insurance expense		15,414	90,677	106,091
Depreciation		190,245	9,461,974	9,652,219
Amortization of intangible assets		44,990	68,682	113,672
Bad debt expense		126,714	—	126,714
Commission		673,740	469,695	1,143,435
Advertising expense		114,519	10,917	125,436
Training expense		7,027	14,362	21,389
Vehicle maintenance expense		9,998	7,468	17,466
Publishing expense		3,672	4,248	7,920
Business promotion expense		3,700	4,973	8,673
Rent expense		38,380	148,509	186,889
Telecommunication expense		24,916	73,956	98,872
Transportation expense		495	9,145	9,640
Taxes and dues		48,395	437,643	486,038
Expendable supplies expense		7,731	31,994	39,725
Water, light and heating expense		10,545	30,150	40,695
Repairs and maintenance expense		63,477	2,047,943	2,111,420
Ordinary development expense		211,417	510,020	721,437
Travel expense		16,658	69,015	85,673
Clothing expense		8,410	4,985	13,395
Survey and analysis expense		698	3,661	4,359
Membership fee		1,122	8,482	9,604
Power purchase		—	14,264,331	14,264,331
Others		154,709	3,980,137	4,134,846

	~~W~~	2,762,855	52,098,855	54,861,710

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

47.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2018 and 2017 are as follows:

In won
Type	2018		2017
Basic earnings per share	~~W~~	(2,048)	2,023

(2)	Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2018 and 2017 are as follows

In millions of won except number of shares
Type	2018		2017
Net income attributable to controlling interest	~~W~~	(1,314,567)	1,298,720
Profit used in the calculation of total basic earnings per share		(1,314,567)	1,298,720
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2018 and 2017 are as follows:

In number of shares
Type	2018	2017
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2018 and 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains consistent with the prior year.

Details of the Company’s capital management accounts as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Total borrowings and debt securities	~~W~~	61,034,627	54,747,392
Cash and cash equivalents		1,358,345	2,369,739

Net borrowings and debt securities		59,676,282	52,377,653

Total shareholder’s equity	~~W~~	71,092,762	72,964,641

Debt to equity ratio		83.94%	71.78%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to significant credit risk as customers of the Company are diverse and are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2018 and 2017 are as follows:

In millions of won	2018		2017
Cash and cash equivalents	~~W~~	1,358,345	2,369,739
Financial assets at fair value through profit or loss		920,935	—
Financial assets at fair value through profit or loss		—	111,512
Derivative assets (trading)		37,631	22,020
Equity investment at fair value through other comprehensive income		399,495	—
Available-for-sale financial assets		—	699,833
Financial assets at amortized cost		14,042	—
Held-to-maturity investments		—	3,144
Loans		718,674	905,641
Long-term/short-term financial instruments		2,318,027	2,244,514
Derivative assets (applying hedge accounting)		64,704	10,606
Trade and other receivables		9,613,437	9,683,769
Financial guarantee contracts (*)		1,310,817	1,154,862

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2018 and 2017 are as follows:

In millions of won		2018		2017
Type	Accounts	1% Increase	1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~416,956	(363,820)	354,852	(305,494)
Discount rate	Increase (decrease) in defined benefit obligation	(377,221)	445,833	(313,597)	377,148

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2018 and 2017 are ~~W~~14,646 million and ~~W~~8,926 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2018 and 2017 are as follows:

Type	Accounts	2018	2017
PCBs	Inflation rate	1.27%	1.23%
	Discount rate	2.18%	2.55%
Nuclear plants	Inflation rate	1.21%	1.21%
	Discount rate	2.94%	2.94%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2018 and 2017 are as follows:

In millions of won		2018			2017
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(623)	627	(811)	816
	Nuclear plants		(256,513)	263,595	(262,949)	270,370
	Spent fuel		(49,182)	51,098	(51,015)	52,997
Inflation rate	PCBs		632	(629)	826	(822)
	Nuclear plants		294,984	(287,110)	287,926	(280,249)
	Spent fuel		51,837	(49,961)	53,763	(51,823)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2018 and 2017 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2018	2017	2018	2017
AED	10,513	5,693	5,890	2,049
AUD	143	145	717,712	652,259
BDT	71,575	60,208	1,175	1,001
BWP	1,214	797	—	—
CAD	96	82	4	171
CHF	—	—	400,000	400,004
CNY	—	13,007	26,140	26,140
EUR	337	5,708	105,673	68,003
GBP	—	3	1	2,327
HKD	—	—	1,650,000	—
IDR	60,568	167,775	206,935	—
INR	1,228,795	1,228,259	183,963	227,078
JOD	2,764	1,624	5	5
JPY	35,935	799,501	390,921	21,624,128
KZT	319	359	—	—
MGA	3,318,447	2,762,572	170,641	319,581
NOK	—	—	—	482
PHP	709,285	189,261	66,985	125,431
PKR	305,542	251,190	3,588	4,676
SAR	2,024	1,191	—	44
SEK	—	—	450,000	449,002
USD	1,422,510	1,653,858	8,103,602	8,321,335
UYU	39,898	12,955	4,253	10,586
ZAR	170	361	4	4
MMK	25,208	—	—	—
GHS	25,794	—	—	—

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(887,561)	887,561	(844,122)	844,122
Increase (decrease) of shareholder’s equity (*)		(887,561)	887,561	(844,122)	844,122

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2018 and 2017.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2018 and 2017 are as follows:

In millions of won
Type	2018		2017
Short-term borrowings	~~W~~	24,235	290,873
Long-term borrowings		2,358,860	1,743,252
Debt securities		—	685,700

	~~W~~	2,383,095	2,719,825

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(23,831)	23,831	(27,198)	27,198
Increase (decrease) of shareholder’s equity (*)		(23,831)	23,831	(27,198)	27,198

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	568,420	(568,420)	546,499	(546,499)
Increase (decrease) of shareholder’s equity (*)		568,420	(568,420)	546,499	(546,499)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2018 and 2017. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,204,471	9,274,378	28,143,311	25,312,534	72,934,694
Finance lease liabilities		87,709	87,709	141,074	65,250	381,742
Trade and other payables		6,348,195	150,479	375,661	2,188,950	9,063,285
Financial guarantee contracts (*)		91,722	855,488	363,607	—	1,310,817

	~~W~~	16,732,097	10,368,054	29,023,653	27,566,734	83,690,538

In millions of won	2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,748,437	7,948,320	21,331,394	22,694,867	62,723,018
Finance lease liabilities		174,534	87,709	185,284	108,749	556,276
Trade and other payables		5,867,729	301,165	698,289	1,937,558	8,804,741
Financial guarantee contracts (*)		7,081	18,054	1,049,667	80,060	1,154,862

	~~W~~	16,797,781	8,355,248	23,264,634	24,821,234	73,238,897

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2018 and 2017 are ~~W~~15,586 million ~~W~~23,475 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of December 31, 2018 and 2017 in detail are as follows:

In millions of won	2018
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,358,345	—	—	—	1,358,345
Equity investment at fair value through other comprehensive income		—	—	—	399,495	399,495
Financial assets at amortized cost		11,956	2,086	—	—	14,042
Loans		123,646	314,744	319,988	—	758,378
Long-term/short-term financial Instruments		1,869,286	278,899	164,057	5,785	2,318,027
Financial assets at fair value through profit or loss		313,893	81,828	483,398	41,816	920,935
Trade and other receivables		7,795,619	1,067,800	701,743	57,651	9,622,813

	~~W~~	11,472,745	1,745,357	1,669,186	504,747	15,392,035

In millions of won	2017
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,369,739	—	—	—	2,369,739
Available-for-sale financial assets		—	—	214,156	485,677	699,833
Held-to-maturity investments		5	3,139	—	—	3,144
Loans		244,309	261,672	429,628	10,821	946,430
Long-term/short-term financial Instruments		1,702,084	201,821	340,304	305	2,244,514
Financial assets at fair value through profit or loss		—	—	111,512	—	111,512
Trade and other receivables		7,930,715	920,539	788,795	52,031	9,692,080

	~~W~~	12,246,852	1,387,171	1,884,395	548,834	16,067,252

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		5,734	16,565	28,283	40,124	90,706
- Hedging		5,154	(43,447)	71,840	(40,917)	(7,370)

	~~W~~	10,888	(26,882)	100,123	(793)	83,336

In millions of won	2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(774)	—	—	—	(774)
Gross settlement
- Trading		(51,496)	(19,887)	(16,597)	(4,967)	(92,947)
- Hedging		(17,547)	(28,977)	(192,205)	(44,137)	(282,866)

	~~W~~	(69,817)	(48,864)	(208,802)	(49,104)	(376,587)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	399,495	399,495	—	—
Available-for-sale financial assets (*1)		—	—	699,833	699,833
Derivative assets (trading)		37,631	37,631	22,020	22,020
Derivative assets (applying hedge accounting)		64,704	64,704	10,606	10,606
Long-term financial instruments		—	—	542,430	542,430
Short-term financial instruments		—	—	1,702,084	1,702,084
Financial assets at fair value through profit or loss		920,935	920,935	—	—
Financial assets at fair value through profit or loss		—	—	111,512	111,512

	~~W~~	1,422,765	1,422,765	3,088,485	3,088,485

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	14,042	14,042	—	—
Held-to-maturity investments		—	—	3,144	3,144
Loans and receivables		718,674	718,674	905,641	905,641
Long-term financial instruments		448,741	448,741	—	—
Short-term financial instruments		1,869,286	1,869,286	—	—
Trade and other receivables		9,613,437	9,613,437	9,683,769	9,683,769
Cash and cash equivalents		1,358,345	1,358,345	2,369,739	2,369,739

	~~W~~	14,022,525	14,022,525	12,962,293	12,962,293

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	99,010	99,010	150,929	150,929
Derivative liabilities (applying hedge accounting)		213,153	213,153	277,130	277,130

	~~W~~	312,163	312,163	428,059	428,059

Liabilities carried at amortized cost
Secured borrowings	~~W~~	741,029	741,029	1,055,554	1,055,554
Unsecured bond		56,603,988	58,804,070	51,146,783	53,436,659
Finance lease liabilities		283,806	283,806	418,260	418,260
Unsecured borrowings		3,522,602	3,950,517	2,476,196	2,477,055
Trade and other payables (*2)		9,063,285	9,063,285	8,804,741	8,804,741
Bank overdraft		167,008	167,008	68,859	68,859

	~~W~~	70,381,718	73,009,715	63,970,393	66,261,128

(*1)

Book values of equity securities held by the Company that were measured at cost as of December 31, 2017 are ~~W~~37,926 million, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2018 and 2017 are as follows:

Type	2018	2017
Derivatives	0.02% ~ 4.16%	0.03% ~ 4.16%
Borrowings and debt securities	0.51% ~ 5.14%	0.08% ~ 4.38%
Finance lease	3.50% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2018 and 2017 are as follows:

In millions of won	2018
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	210,056	—	189,439	399,495
Derivative assets		—	100,490	1,845	102,335
Financial assets at fair value through profit or loss		106,600	809,283	5,052	920,935

	~~W~~	316,656	909,773	196,336	1,422,765,

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	310,008	2,155	312,163

In millions of won	2017
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	274,453	214,156	173,298	661,907
Derivative assets		—	18,466	14,160	32,626
Financial assets at fair value through profit or loss		—	111,512	—	111,512

	~~W~~	274,453	344,134	187,458	806,045

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	428,059	—	428,059

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

48.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2018 and 2017 are as follows:

In millions of won	2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	—	5,038	—	—	14	—	—	5,052
Financial assets at fair value through other comprehensive income Unlisted securities		—	197,450	—	—	(11,744)	(326)	4,059	189,439

In millions of won	2017
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets Unlisted securities	~~W~~	269,461	—	(92,128)	(6,201)	—	2,166	173,298

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

49.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2018 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	116,790
1~ 2 years		116,790
2~ 3 years		116,790
Over 3 years		48,663

	~~W~~	399,033

(2) Hydroelectric	Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2018 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	27,803
1~ 2 years		27,929
2~ 3 years		27,863
Over 3 years		595,706

	~~W~~	679,301

(iv)

Accumulated contract costs and profits related to the Company’s contract in process for the year ended December 31, 2018 are ~~W~~163,309 million and ~~W~~9,673 million, respectively. There are no amount due from customers and advance receipts in progress.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties

(1)	Related parties of the Company as of December 31, 2018 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (106 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd.,KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP (Barbados) 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC), KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC Jeju Hanlim Offshore Wind Co., Ltd., PT, Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia
Associates (58 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd, PND solar., Ltd, Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd

Joint ventures (55 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co.,Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation

Others (2 others)	Korea Development Bank, KOWEPO India Private Limited

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2018 and 2017 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2018		2017
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	6,093	17,041
Korea Gas Corporation	Electricity sales		99,933	88,011
Daegu Photovoltaic Co., Ltd.	Electricity sales		128	349
Jeongam Wind Power Co., Ltd.	Electricity sales		724	30
Korea Power Engineering Service Co., Ltd.	Service		840	1,317
KS Solar Co., Ltd.	Electricity sales		—	5
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		10,422	14,044
Goseong Green Energy Co., Ltd.	Electricity sales		10,024	24,069
Gangneung Eco Power Co., Ltd.	Service		4,928	2,391
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		8,468	9,025
Naepo Green Energy Co., Ltd.	Electricity sales		160	185
Noeul Green Energy Co., Ltd.	Electricity sales		30	32
Samcheok Eco Materials Co., Ltd.	Electricity sales		605	237
YTN Co., Ltd.	Electricity sales		2,043	1,987
Busan Green Energy Co., Ltd.	Electricity sales		19	120
Gunsan Bio Energy Co., Ltd.	Electricity sales		3,611	—
Korea Electric Vehicle Charging Service	Electricity sales		578	700
Ulleungdo Natural Energy Co., Ltd.	Service		292	1,013
Tamra Offshore Wind Power Co., Ltd.	Electricity sales		58	55
Daegu clean Energy Co., Ltd.	Electricity sales		126	421
Cheongna Energy Co., Ltd.	Service		11,688	7,980
Gangwon Wind Power Co., Ltd.	Electricity sales		2,402	994
Gwangyang Green Energy Co., Ltd.	Electricity sales		874	—
Hyundai Green Power Co., Ltd.	Design service		14,031	14,280
Korea Power Exchange	Service		6,854	8,446
Hyundai Energy Co., Ltd.	Service		1,718	15,627
Taebaek Wind Power Co., Ltd.	Service		614	813
Pyeongchang Wind Power Co., Ltd.	Design service		1,166	1,176
Daeryun Power Co., Ltd.	Electricity sales		1,731	1,796
Changjuk Wind Power Co., Ltd.	Electricity sales		758	788
KNH Solar Co., Ltd.	Electricity sales		17	17
S-Power Co., Ltd.	Service		9,118	12,852
PND solar., Ltd	Service		12	—
SPC Power Corporation	Dividend income		9,549	5,562
Gemeng International Energy Co., Ltd.	Dividend income		11,246	13,365
PT. Cirebon Electric Power	Dividend income		4,432	550
PT. Bayan Resources TBK	Service		33,817	717
Nepal Water & Energy Development Company Private Limited	Service		536	900
Pioneer Gas Power Limited	Rental income and others		26	62
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		672	661
PT. Mutiara Jawa	Rental income and others		40	47

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2018 and 2017 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	2018		2017
<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	1,022	1,131
KEPCO SPC Power Corporation	Service		43,141	45,005
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1
KAPES, Inc.	Commission		648	1,420
Dangjin Eco Power Co., Ltd.	Technical fee		3,424	670
Honam Wind Power Co., Ltd.	Electricity sales		415	552
Seokmun Energy Co., Ltd.	Service		1,897	1,765
Incheon New Power Co., Ltd.	Construction revenue		568	539
Chun-cheon Energy Co., Ltd.	Electricity sales		2,471	4,855
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,540	1,654
Yeonggwang Wind Power Co., Ltd.	Electricity sales		46	—
KW Nuclear Components Co., Ltd.	Service		839	644
KEPCO-Uhde Inc.	Service		17	34
GS Donghae Electric Power Co., Ltd.	Electricity sales		7,238	11,204
Busan Shinho Solar Power Co., Ltd.	Electricity sales		362	87
Datang Chifeng Renewable Power Co., Ltd.	Interest income		19,013	500
Rabigh Electricity Company	Service		29,167	19,179
Rabigh Operation & Maintenance Company Limited	Service		1,707	2,784
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income		—	839
Shuweihat Asia Power Investment B.V.	Dividend income		499	1,707
Shuweihat Asia Operation & Maintenance Company	Service		1,046	1,319
ASM-BG Investicii AD	Service		1,153	1,062
Jamaica Public Service Company Limited	Service		5,160	—
KV Holdings, Inc.	Dividend income		735	—
Amman Asia Electric Power Company	Service		16,569	14,205
Kelar S.A	Service		—	570
Nghi Son 2 Power LLC	Service		25,880	2,693
Barakah One Company	Service		7,777	7,059
Nawah Energy Company	Service		51,144	34,421
South Jamaica Power Company Limited	Service		152	—
RE Holiday Holdings LLC	Dividend income		112	—
RE Pioneer Holdings LLC	Dividend income		979	—
RE Barren Ridge 1 Holdings LLC	Dividend income		1,114	—
RE Astoria 2 LandCo LLC	Dividend income		504	—
RE Barren Ridge LandCo LLC	Dividend income		202	—

<Others>
Yeongwol Energy Station Co., Ltd.	Service		373	830
DS POWER Co., Ltd.	Service		565	5,819
Korea Development Bank	Electricity sales		3,524	3,239
	Interest income		4,438	1,685

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2018 and 2017 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2018		2017
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	~~W~~	828,547	813,440
Korea Gas Corporation	Electricity purchase		5,191,243	3,245,519
Daegu Photovoltaic Co., Ltd.	REC purchase		3,745	3,646
Korea Power Engineering Service Co., Ltd.	Service		1,765	1,292
KS Solar Co., Ltd.	REC purchase		—	900
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		455	570
Korea Electric Power Industrial Development Co., Ltd.	Service		261,668	289,293
Gangneung Eco Power Co., Ltd.	Service		19	—
Noeul Green Energy Co., Ltd.	REC purchase		18,282	15,862
Samcheok Eco Materials Co., Ltd.	Electricity purchase		3,819	14
YTN Co., Ltd.	Electricity purchase		322	731
Busan Green Energy Co., Ltd.	REC purchase		25,123	12,189
Korea Electric Vehicle Charging Service	Electricity purchase		605	1,093
Ulleungdo Natural Energy Co., Ltd.	Service		63	119
Tamra Offshore Wind Power Co., Ltd.	Electricity purchase		8,371	2,105
Cheongna Energy Co., Ltd.	Service		58	59
Gangwon Wind Power Co., Ltd.	Electricity purchase		25,407	25,968
Hyundai Green Power Co., Ltd.	Design service		480,815	458,378
Korea Power Exchange	Service		137,489	207,855
Hyundai Energy Co., Ltd.	Service		3,445	87,607
Taebaek Wind Power Co., Ltd.	Service/ REC purchase		8,582	6,534
Pyeongchang Wind Power Co., Ltd.	Design service		6,994	4,033
Daeryun Power Co., Ltd.	Electricity purchase		184,063	146,189
Changjuk Wind Power Co., Ltd.	Electricity purchase		7,929	6,981
KNH Solar Co., Ltd.	Electricity purchase		3,586	3,947
S-Power Co., Ltd.	Service		507,875	457,329
Hadong Mineral Fiber Co., Ltd.	Service		60	—
Green Biomass Co., Ltd.	Service		440	1,345
YeongGwang Yaksu Wind Electric. Co., Ltd	Electricity purchase		2,437	—
Nepal Water & Energy Development Company Private Limited	Service		31	72

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase		287,008	252,024
KAPES, Inc.	Commission		77,758	164,165
Honam Wind Power Co., Ltd.	Electricity purchase		7,700	5,962
Seokmun Energy Co., Ltd.	Technical fee		31,759	21,674
Chun-cheon Energy Co., Ltd.	Electricity purchase		320,954	194,136
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		11,366	11,124
GS Donghae Electric Power Co., Ltd.	Electricity purchase		780,233	351,367
Busan Shinho Solar Power Co., Ltd.	REC purchase		7,901	7,984
Global Trade Of Power System Co., Ltd.	Service		565	414
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		3,513	2,941
ASM-BG Investicii AD	Service		1	—
Jamaica Public Service Company Limited	Service		83	154
Barakah One Company	Service		1,145	2,631
South Jamaica Power Company Limited	Service		67	—

<Others>
Yeongwol Energy Station Co., Ltd.	REC purchase		4,019	14,256
Korea Development Bank	Interest expense		5,043	4,573
	Dividends paid		166,876	418,407

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2018 and 2017 are as follows:

In millions of won		Receivables			Payables
Company name	Type	2018		2017	2018	2017
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	332	2,230	—	—
	Non-trade receivables and others		298	655	—	—
	Trade payables		—	—	74,651	77,817
	Non-trade payables and others		—	—	10	—
Korea Gas Corporation	Trade receivables		9,439	9,833	—	—
	Non-trade receivables and others		498	339	—	—
	Trade payables		—	—	601,092	524,881
	Non-trade payables and others		—	—	314	569
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	83	71
Jeongam Wind Power Co., Ltd.	Trade receivables		151	—	—	—
	Non-trade payables and others		—	—	2	4
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		278	333	—	—
	Non-trade receivables and others		51	42	—	—
	Non-trade payables and others		—	—	13,102	18,006
Goseong Green Energy Co., Ltd.	Non-trade receivables and others		—	19	—	—
	Non-trade payables and others		—	—	43,020	7,140
Gangneung Eco Power Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		99	4,747	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		123	—	—	—
	Non-trade receivables and others		242	210	—	—
	Non-trade payables and others		—	—	82	52
Naepo Green Energy Co., Ltd.	Trade receivables		17	17	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade payables and others		—	—	8,774	2,041
Samcheok Eco Materials Co., Ltd.	Trade receivables		61	20	—	—
YTN Co., Ltd.	Trade receivables		98	98	—	—
	Non-trade payables and others		—	—	11	209
Busan Green Energy Co., Ltd.	Trade receivables		1	7	—	—
	Non-trade receivables and others		—	1,691	—	—
	Non-trade payables and others		—	—	10,882	—
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and other		3,458	—	—	—
Korea Electric Vehicle Charging Service	Trade receivables		69	23	—	—
	Non-trade receivables and others		354	—	—	—
	Trade payables		—	—	—	45
	Non-trade payables and others		—	—	56	—
Daegu Clean Energy Co., Ltd.	Non-trade receivables and others		17	—	—	—
Cheongna Energy Co., Ltd.	Trade receivables		183	182	—	—
	Non-trade payables and others		—	—	—	1
Gangwon Wind Power Co., Ltd.	Trade receivables		10	6	—	—
	Trade payables		—	—	2,547	3,033
Hyundai Green Power Co., Ltd.	Trade receivables		390	946	—	—
	Trade payables		—	—	38,072	32,589
Korea Power Exchange	Trade receivables		847	463	—	—
	Non-trade receivables and others		229	128	—	—
	Non-trade payables and others		—	—	1,214	1,142
Hyundai Energy Co., Ltd.	Trade receivables		57	49	—	—
	Non-trade receivables and others		9,664	6,598	—	—
	Trade payables		—	—	259	223
	Non-trade payables and others		—	—	8,021	13,796

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2018 and 2017 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2018		2017	2018	2017
<Associates>
Ecollite Co., Ltd.	Non-trade receivables and others	~~W~~	210	210	—	—
Taebaek Wind Power Co., Ltd.	Trade receivables		—	116	—	—
	Trade payables		—	—	453	533
	Non-trade payables and others		—	—	291	121
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	3	—	—
	Non-trade payables and others		—	—	25	163
Daeryun Power Co., Ltd.	Trade receivables		178	162	—	—
	Trade payables		—	—	15,845	15,706
Changjuk Wind Power Co., Ltd.	Trade receivables		—	101	—	—
	Trade payables		—	—	455	515
	Non-trade payables and others		—	—	273	546
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	—	193
S-Power Co., Ltd.	Trade receivables		922	117	—	—
	Non-trade receivables and others		34	5,183	—	—
	Trade payables		—	—	56,897	25,061
	Non-trade payables and others		—	—	16	—
Green Biomass Co., Ltd.	Non-trade payables and others		—	—	—	85
PND solar., Ltd	Trade receivables		3	—	—	—
YeongGwang Yaksu Wind Electric. Co., Ltd	Trade payables		—	—	2,679	—
SPC Power Corporation	Non-trade receivables and others		73	76	—	—
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		311	227	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		61	53	—	—
PT. Mutiara Jawa	Non-trade receivables and others		10	—	—	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		110	98	—	—
	Non-trade receivables and others		12	10	—	—
	Trade payables		—	—	32,609	25,257
KAPES, Inc.	Non-trade receivables and others		253	—	—	—
	Trade payables		—	—	—	55
	Non-trade payables and others		—	—	338	—
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		18	1,211	—	—
	Non-trade payables and others		—	—	—	41
Honam Wind Power Co., Ltd.	Trade payables		—	—	432	381
	Non-trade payables and others		—	—	3,573	3,013
Seokmun Energy Co., Ltd.	Trade receivables		39	93	—	—
	Non-trade receivables and others		303	276	—	—
	Non-trade payables and others		—	—	5,043	3,052
Incheon New Power Co., Ltd.	Trade receivables		128	128	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		20	129	—	—
	Non-trade receivables and others		308	252	—	—
	Trade payables		—	—	33,796	29,676

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2018 and 2017 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2018		2017	2018	2017
<Joint ventures>
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables	~~W~~	7	7	—	—
	Non-trade receivables and others		—	144	—	—
	Trade payables		—	—	736	619
	Non-trade payables and others		—	—	789	1,300
Yeonggwang Wind Power Co., Ltd.	Trade receivables		10	—	—	—
KW Nuclear Components Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade receivables and others		31	—	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	4	4
GS Donghae Electric Power Co., Ltd.	Trade receivables		245	450	—	—
	Non-trade receivables and others		2,537	1,892	—	—
	Trade payables		—	—	69,820	73,570
	Non-trade payables and others		—	—	59	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	175	159
	Non-trade payables and others		—	—	717	811
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		—	82	—	—
Rabigh Operation & Maintenance Company Limited	Non-trade receivables and others		449	869	—	—
ASM-BG Investicii AD	Non-trade receivables and others		38	37	—	—
Jamaica Public Service Company Limited	Trade receivables		594	—	—	—
	Non-trade payables and others		—	—	24	—
Amman Asia Electric Power Company	Trade receivables		—	2,675	—	—
	Non-trade payables and others		—	—	18,351	—
Nawah Energy Company	Trade receivables		29,614	10,419	—	—
	Non-trade receivables and others		253	—	—	—

<Others>
Yeongwol Energy Station Co., Ltd.	Trade receivables		—	7,068	—	—
DS POWER Co., Ltd.	Trade receivables		—	340	—	—
Korea Development Bank	Accrued interest income		1,147	204	—	—
	Non-trade receivables and others		12,125	501,029	—	—
	Non-trade payables and others		—	—	218	200
	Derivatives		27,306	569	18,095	22,398

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2018 and 2017 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd.,
	KNOC Nigerian West Oil Co., Ltd.	~~W~~	26,341	229	—	1,064	27,634
	(Allowance for doubtful accounts)		(16,551)	—	4,072	6,414	(6,065)
Associates	PT. Cirebon Electric Power		15,436	1,283	(8,522)	499	8,696
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		13,288	970	—	622	14,880
Associates	Gunsan Bio Energy Co., Ltd.		9,396	—	—	—	9,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	KEPCO SPC Power Corporation		17,249	—	(17,715)	466	—
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		7,245	—	(7,440)	195	—
Joint ventures	Nghi Son 2 Power LLC		—	4,566	(4,566)	—	—
Joint ventures	KODE NOVUS II LLC (*)		4,018	—	—	(4,018)	—
	(Allowance for doubtful accounts) (*)		(4,018)	—	—	4,018	—
Joint ventures	Kelar S.A		46,620	—	—	2,074	48,694
Joint ventures	Daehan Wind Power PSC		1,211	—	(606)	(605)	—
Joint ventures	Chester Solar IV SpA		4,607	—	(4,607)	—	—
Joint ventures	Chun-cheon Energy Co., Ltd.		—	616	—	—	616

		~~W~~	126,255	7,664	(39,384)	10,729	105,264

(*)	The loans of KODE NOVUS II LLC is eliminated because the Company sold all of its shares of KODE NOVUS II LLC during the year ended December 31, 2018 as described in note 20.

(6)	Borrowings arising from related party transactions as of December 31, 2018 and 2017 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	93,883	1,200	(28,290)	—	66,793
	Others		4,909	—	(755)	—	4,154
	Operating funds		61,000	32,000	(12,000)	—	81,000
	Syndicated Loan		16,301	—	(125)	1,100	17,276

(7)	Guarantees provided to associates or joint ventures as of December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	SAPCO
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	RABEC
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 3,404,275	Export-Import Bank of Korea and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD 223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD 149,000	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 28,000	SMBC Ho Chi Minh
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 3,465	KEB Hana Bank and others
		Guarantees for supplemental funding and others (*1)	—	KEB Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 77,165	Krung Thai Bank
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,002	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(*7) Debt guarantees	KRW 41,389 KRW 20,300	Kookmin Bank and others BNK Securities and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 365	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 202	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 67,600 —	Kookmin Bank Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 4,761	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 16,751	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 42,505 KRW 20,000	Kookmin Bank and others Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,860	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 240,591	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,843	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 15,304	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 17,433	IBK
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 8,508	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees Other guarantees	USD 46,983 USD 3,150	MUFG Bank, Ltd.(MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ, Ltd.(BTMU)) and others PT Adaro Indonesia
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)	USD 18,350	JCSD Trustee Services Limited and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,337	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,099	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	—	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW 8,086	Shinhan Bank
		Guarantees for supplemental funding (*1)	—	Shinhan Bank
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 41,110	Shinhan Bank and others
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 63,707	KEB Hana Bank, SMBC, Mizuho Bank, MUFG, Natixis
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees Performance guarantees Guarantees for supplemental funding (*1)	USD 18,200 USD 3,000 —	Shinhan Bank Shinhan Bank Shinhan Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested Performance guarantees	KRW 5,419 —	Woori Bank and Shinhan Bank and others Woori Bank and Shinhan Bank and others
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)	—	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,589	IBK, SK Securities Co., Ltd. and others IBK, SK Securities Co., Ltd. and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*4)	—	SEM Investment Co., Ltd.
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 127,160	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 11,825	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,854	SMBC
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd	Collateralized money invested	KRW 460	Hanwha Life Insurance Co., Ltd. Hanwha Life Insurance Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd	Collateralized money invested	KRW 533	Hanwha Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested (*5)	—	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1,6)	KRW 78,600	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,209	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 21,379	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 114,566	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW 2,459	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,495	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW 1,020	IBK and others
Korea South-East Power Co., Ltd.	Tamra Offshore Wind Power Co., Ltd.	Collateralized money invested	KRW 10,401	Nonghyup Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 3,388	Samsung Life Insurance and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 8,016	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 12,537	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW 579	Shinhan Bank
		Guarantees for supplemental funding and others (*1)	—	Shinhan Bank

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Company has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Company to dispose of shares in ESPG held by the Company and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 14,730 thousand and the total amount of guarantees is USD 8,257.5 thousand which consists of USD 3,670 thousand of EWP (Barbados) 1 SRL’s contribution obligation and USD 4,587.5 thousand of South Jamaica Energy Holding Limited’s portion (50%) of contribution obligation.

(*4)

The Company has the obligation to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks. In relation to this guarantee, the Company has recognized ~~W~~2,155 million of derivative liabilities as of December 31, 2018.

(*5)	The Company recognized impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.
(*6)

Pursuant to the guarantee agreement, the Company recognized other provisions of ~~W~~40,898 million as the possibility of economic outflow to fulfill the obligation was probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

50.	Related Parties, Continued

(8)	As of December 31, 2018, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2018 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year		Contract Amount		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
Korea Development Bank	2016~2019	~~W~~	105,260	USD 100,000	2.48%	2.38%	~~W~~	1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate
				Pay	Receive
Korea Development Bank	2017.12.27	2021.07.12	~~W~~	104,849	USD 100,000	~~W~~	1,048.49
	2018.12.18	2019.01.22		11,279	USD 10,000		1,127.85
	2018.12.13	2019.01.10		4,490	USD 4,000		1,122.60
	2018.12.24	2019.01.10		13,497	USD 12,000		1,124.74
	2018.12.21	2019.01.15		10,103	USD 9,000		1,122.50
	2018.12.27	2019.01.23		11,207	USD 10,000		1,120.68
	2018.12.28	2019.01.23		13,412	USD 12,000		1,117.64

(10)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2018 and 2017 are as follows:

In millions of won
Type		2018	2017
Salaries	~~W~~	1,106	1,271
Employee benefits		24	54

	~~W~~	1,130	1,325

51.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2018 and 2017 are as follows:

In millions of won
Transactions		2018	2017
Transfer from construction-in-progress to other assets	~~W~~	8,656,252	13,676,233
Recognition of asset retirement cost and related provision for decommissioning costs		310,272	2,494,802
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		482,699	342,861

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

52.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
Contracts	Amounts		Balance	Amounts	Balance
Purchase of switch (25.8kV Eco) 12,450	~~W~~	50,526	—	50,526	35,494
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)		56,183	37,309	50,256	42,857
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		44,315	31,801	42,500	29,987
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		34,500	34,500	34,500	34,500
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,694	10,491	37,476	18,044
Purchase of GIS (800KV 8000A 50KA) 10CB – Shin-JungbuS/S		63,730	—	63,730	44,955
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – Shin-JungbuS/S		37,500	—	37,500	37,500
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,645,000M		78,076	—	78,076	76,762
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		133,387	13,343	133,387	112,981
Advanced E-Type low voltage electricity meter 1,600,000 units		65,408	—	65,408	64,592
Purchase of Ground Switch (44-D-A125, 600AX4) and 1 other 4,016 units		56,482	—	56,482	55,990
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,504,000M		66,240	38,998	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 1,400,000		57,475	48,598	—	—
Purchase of switch (Eco) 9,360 units		40,631	34,797	—	—
Construction of Shin-Kori units (#3,4)		7,363,514	3,211	7,363,514	93,637
Construction of Shin-Kori units (#5,6)		8,625,387	5,930,099	8,625,387	6,757,146
Construction of Shin-Hanwool units (#1,2)		7,982,342	355,704	7,982,342	1,015,813
Construction of Shin-Hanwool units (#3,4) (*)		—	—	8,261,818	8,097,056
Other 26 contracts		269,681	161,243	262,400	114,041
Purchase of main machine for construction of Seoul Combined units (#1,2)		365,164	51,165	361,203	99,031
Construction of Seoul Combined units (#1,2)		285,890	27,125	227,685	60,568
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		172,609	13,986	169,544	36,417
Service of designing Shin-Boryeong units (#1,2)		120,199	1,076	127,810	16,371
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		866,065	4,981	866,065	4,981
Construction of Shin-Boryeong units (#1,2)		309,466	—	316,190	23,100
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	74,631	302,030	222,555
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		104,402	57,968	104,402	83,522
Electricity construction of Shin-Seocheon thermal power plant		217,848	174,122	200,453	196,993
Purchase of main machine for Jeju LNG combined		166,287	11,272	166,287	15,409
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		205,764	282	193,375	5,129
Purchase of furnace for construction of Taean units (#9,10)		556,504	18,502	566,945	33,817
Service of designing Taean units (#9,10)		112,344	13,338	111,322	13,671
Purchase of turbine generator for construction of Taean units (#9,10)		214,462	10,422	205,267	550
Purchase of oxygen plant for construction of Taean IGCC units		96,068	1,552	94,564	199
Service of designing Taean IGCC plant units		46,001	3,161	44,802	2,669
Purchase of furnace for construction of Samcheok units (#1,2)		1,092,287	12,215	1,082,641	5,963
Purchase of coal handling machine for construction of Samcheok units (#1,2)		307,925	48,736	304,924	52,362
Service of designing Samcheok units (#1,2)		103,679	—	114,047	4,745
Purchase of turbine main equipment for Samcheok units (#1,2)		212,188	348	215,333	874
Purchase of main equipment for Namjeju		146,594	134,949	—	—

(*)	The Company recognized impairment loss in relation to Shin-Hanwool unit 3 and 4, and there are no legally binding commitments for expenditure as of December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

52.	Commitments for Expenditure, Continued

(2)	As of December 31, 2018, details of contracts for inventory purchase commitment are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2018 ~ 2030	48,162 Ton U3O8
Transformed	2018 ~ 2030	23,484 Ton U
Enrichment	2018 ~ 2030	25,530 Ton SWU
Molded	2018 ~ 2022	520 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

53.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2018 and 2017 are as follows:

In millions of won	2018			2017
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	570	~~W~~	673,882	565	~~W~~	477,719
As the plaintiff	174		793,491	185		690,934

As of December 31, 2018, among the litigations mentioned above, there are ongoing litigations of KHNP, a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~65,927 million).

A group of plaintiffs (consisting 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal was ongoing as of December 31, 2018. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6, which was ongoing as of December 31, 2018. The Company joined these litigations as a stakeholder with the permission of the Court.

As described in note 2.(4), on June 15, 2018, the board of directors of KHNP, a subsidiary of KEPCO, has decided to shut down the Wolsong unit 1. Accordingly, the Company recognized a full impairment loss of ~~W~~570,408 million. Also, the provision for decommissioning costs of the Wolsong unit 1 has increased by ~~W~~28,196 million as the timing of actual cash outflows was accelerated due to the shortened operating period.

As of December 31, 2018, in connection with Shin-Hanul unit 3 & 4, the Company has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Company does not believe that it has a present obligation for this vendor, and that it is probable that the Company will prevail if a lawsuit is filed against the Company. In addition, the Company cannot reliably estimate the potential outflow related to the obligation, if any.

The long-term service contract between Gyeonggi Green Energy Co., Ltd. (Gyeonggi Green Energy) and its fuel cell supplier expired during the year ended December 31, 2018. Based on the agreement with the creditors of Gyeonggi Green Energy, as Gyeonggi Green Energy was unable to renew the fuel cell supply contract by December 31, 2018, the creditors have the right to request immediate repayment of the related borrowings from Gyeonggi Green Energy or to take over the all shares held by KHNP. Depending on the result of this negotiation, the schedule of repayment of borrowings of Gyeonggi Green Energy Co., Ltd. may be adjusted accordingly. As of December 31, 2018, Gyeonggi Green Energy Co., Ltd. is in negotiations to renew the contract.

The Company is the defendant against a number of claims. The followings are potentially significant ongoing claims pertaining to the Company.

•

Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill against KHNP in September 2013, in relation to the design changes on the plant construction of Shin-Hanwool 1 & 2. KHNP has paid the claim amounts in full upon the first ruling and believes that the contingent liabilities related to the other pending lawsuits are not significant.

•

In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ~~W~~39,139 million of other provision in relation to the lawsuit as of December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

53.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2018 and 2017 are as follows, continued:

Except these significant ongoing claims, there are 12 arbitration cases pertaining to the Company as of December 31, 2018 and the significant arbitration cases for the year ended December 31, 2018 are as follows:

•

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

•

Hyundai Samsung Joint Venture (HSJV), one of the subcontractors of the Company, filed an arbitration against the Company at the London Court of International Arbitration (LCIA) in 2016 due to disagreements in UAE nuclear power plant construction project, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

•

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in note 29.(2), the Company recognized the litigation provisions of ~~W~~204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration during the year ended December 31, 2018.

•

In 2016, Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Company filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Company has recognized ~~W~~19,754 million of provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of December 31, 2018.

•

In connection with the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Company to the Indian Council of Arbitration due to disagreements in the contract, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2018 and 2017 are as follows:

•

In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

•

The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

•

The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and Mizuho bank and others investment guarantee up to USD 43,500 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

The Company has provided MUFG Bank, Ltd. (MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ. Ltd. (BTMU)) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

53.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2018 and 2017 are as follows, continued:

The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

(3)	Credit lines provided by financial institutions as of December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount	Exercised amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,855,000	167,010
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	KEB Hana Bank and others	KRW	1,050,000	—
Limit amount available for card	KEB Hana Bank and others	KRW	55,904	2,740
	Banco de Oro	PHP	5,000	5,000
Loan limit	Kookmin Bank and others	KRW	1,238,500	612,197
	DBS Bank and others	USD	1,840,700	20,000
Certification of payment on payables from foreign country	Kookmin Bank and others	USD	44,680	4,754
Certification of payment on L/C	Shinhan Bank and others	USD	992,434	252,392
Certification of performance guarantee on contract	KEB Hana Bank and others	EUR	4,158	4,158
	KEB Hana Bank and others	INR	237,321	237,321
	Korea Development Bank and others	JPY	637,322	637,322
	Seoul Guarantee Insurance and others	KRW	89,335	72,802
	First Abu Dhabi Bank and others	USD	923,915	830,314
	KEB Hana Bank	SAR	6,508	6,508
	Bank of Kathmandu	NPR	36,304	36,304
	KEB Hana Bank	CAD	617	617
Certification of bidding	KEB Hana Bank and others	USD	110,000	3,199
	Shinhan Bank	ZAR	55,730	55,730
Advance payment bond, Warranty bond, Retention bond and others	Export-Import Bank of Korea and others	USD	3,934,928	3,220,418
Others	Shinhan Bank	JPY	381,210	381,210
	Nonghyup Bank and others	KRW	307,436	7,088
	Export-Import Bank of Korea and others	USD	1,171,470	842,897
Inclusive credit	Shinhan Bank	INR	70,028	70,028
	KEB Hana Bank	KRW	258,000	12,278
	KEB Hana Bank and others	USD	30,930	18,245
Trade finance	BNP Paribas and others	USD	800,000	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

53.	Contingencies and Commitments, Continued

(4)	As of December 31, 2018, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Korea Southern Power Co., Ltd.	Korea Development Bank and others	Shareholdings of DS Power Co., Ltd.	KRW	916	Collateral for borrowings
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents	KRW	327,080	Collateral for borrowings (*1)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*1)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents	KRW	396,120	Collateral for borrowings (*1)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*1)
Korea Offshore Wind Power Co., Ltd	Woori Bank and others	Utility plant and others	KRW	293,400	Collateral for borrowings
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*2)
KST Electric Power Company	The Export—Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	337,000	Collateral for borrowings (*2)

(*1)	As of December 31, 2018, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.
(*2)	This is based on the amount of loan commitment limit.

The Company has ~~W~~1,197 million of project loans from Korea Energy Agency as of December 31, 2018. The Company has provided a blank check as repayment guarantee.

(5)

The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~81,900 million as of December 31, 2018, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~47 million and depreciation on the utility plant of ~~W~~6,547 million are recorded in other expenses for the year ended December 31, 2018. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

53. Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2018. The book value of facility is ~~W~~17,522 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The ultimate outcome of this event cannot be reasonably estimated.

(7)

As of December 31, 2018, five subsidiaries of KEPCO, including Korea South-East Power Co., Ltd., have entered into consecutive voyage charter contracts with shipping companies, including Korea Line Corporation, for the stable transportation of overseas bituminous coal used for power generation. As of December 31, 2018, there are 73 vessels under contract and the average remaining contract period is about 9 years.

54.	Subsequent Events

Subsequent to December 31, 2018, Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd. and Korea East-West Power Co., Ltd. issued foreign bond, corporate bonds and non-guaranteed corporate bonds for funding facilities and operations as follows:

In millions of won and thousands of USD
Company Name	Type	Issue date	Maturity	Interest rate (%)		Amount
Korea Midland Power Co., Ltd.	#7 foreign bond	2019.01.22	2022.01.22	3.38%	USD	300,000
	#47-1 corporate bond	2019.02.08	2039.02.08	2.19%	KRW	160,000
	#47-2 corporate bond	2019.02.08	2049.02.08	2.17%	KRW	120,000
Korea Western Power Co., Ltd.	#2 Swiss Franc bond	2019.02.27	2024.02.27	0.13%	CHF	200,000
Korea East-West Power Co., Ltd.	#32-1 non-guaranteed corporate bond	2019.03.07	2039.03.07	2.18%	KRW	40,000
	#32-2 non-guaranteed corporate bond	2019.03.07	2049.03.07	2.16%	KRW	40,000

On January 9, 2019, Korea Western Power Co., Ltd., a subsidiary of KEPCO, has completed the liquidation of KOWEPO India Private Limited, which was classified as assets held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

55.	Adjusted Operating Profit (loss)

The operating profit (loss) in the Company’s consolidated statements of comprehensive income (loss) prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated statements of comprehensive income (loss) prepared in accordance with K-IFRS for each of the years ended December 31, 2018 and 2017 to the operating profit or loss as presented in the Company’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2018		2017
Operating profit (loss) on the consolidated statements of comprehensive income (loss)	~~W~~	(208,001)	4,953,152
Add
Other income
Reversal of other provisions		12,700	35,265
Reversal of other allowance for bad debt		143	2,166
Gains on government grants		482	430
Gains on assets contributed		17,336	4,218
Gains on liabilities exempted		10,303	3,166
Compensation and reparations revenue		89,901	89,196
Revenue from research contracts		6,818	12,580
Rental income		186,631	192,136
Others		51,032	50,988
Other gains
Gains on disposal of property, plant and equipment		98,077	48,316
Gains on disposal of intangible assets		12	564
Reversal of impairment loss on intangible assets		17	54
Gains on foreign currency translation		14,905	20,485
Gains on foreign currency transaction		47,297	93,151
Gains on insurance proceeds		—	400
Others		221,556	269,562
Deduct
Other expense
Compensation and indemnification expense		(23,437)	(37)
Accretion expenses of other provisions		(41,924)	(7,535)
Depreciation expenses on investment properties		(923)	(1,176)
Depreciation expenses on idle assets		(6,547)	(6,644)
Other bad debt expense		(17,827)	(1,778)
Donations		(63,743)	(119,421)
Others		(76,929)	(43,464)
Other loss
Losses on disposal of property, plant and equipment		(60,704)	(70,514)
Losses on disposal of intangible assets		(43)	(183)
Impairment loss on property, plant and equipment		(710,162)	(51,067)
Impairment loss on intangible assets		(8,112)	(20)
Impairment loss on other non-current assets		(87,024)	—
Losses on foreign currency translation		(7,678)	(25,495)
Losses on foreign currency transaction		(65,366)	(36,241)
Others		(63,899)	(92,385)

Adjusted operating profit (loss)	~~W~~	(685,109)	5,319,869